As filed with the Securities and Exchange Commission on January 18, 2005
Registration No. 333-

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

NAVARRE CORPORATION

(Exact name of registrant as specified in its charter)

MINNESOTA	41-1704319
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

7400 49TH AVENUE NORTH

NEW HOPE, MINNESOTA 55428
TELEPHONE: (763) 535-8333
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

ERIC H. PAULSON

7400 49TH AVENUE NORTH
NEW HOPE, MINNESOTA 55428
TELEPHONE: (763) 535-8333
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of communications to:

PHILIP T. COLTON, ESQ. WINTHROP & WEINSTINE, P.A. 225 SOUTH SIXTH STREET, SUITE 3500 MINNEAPOLIS, MINNESOTA 55402 TELEPHONE: (612) 604-6400	NICHOLAS P. SAGGESE, ESQ. SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP 300 SOUTH GRAND AVENUE, SUITE 3400 LOS ANGELES, CALIFORNIA 90071 TELEPHONE: (213) 687-5000

      Approximate date of commencement of proposed sale to the public: As soon as practicable after the Registration Statement becomes effective.

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:     ☐

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.     ☐

Title of each class of	Proposed maximum aggregate
securities to be registered	offering price(1)(2)	Amount of registration fee

Common Stock, no par value	$140,000,000	$16,478

(1)	Includes offering price of shares of common stock that may be purchased by the underwriters to cover over-allotments.

(2)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act.

      The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 18, 2005

Prospectus

6,500,000 Shares

Common Stock

         We are offering 6,500,000 shares of common stock. Our common stock is listed on the Nasdaq National Market under the symbol “NAVR.” The last reported sale price of our common stock on the Nasdaq National Market on January 14, 2005 was $16.76 per share.

      Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page 8 of this prospectus.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds, before expenses, to Navarre	$	$

      We have granted the underwriters a 30-day option to purchase up to 975,000 additional shares from us to cover any over-allotments.

Delivery of shares will be made on or about                     , 2005.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Bear, Stearns & Co. Inc.

Sole Book-Running Manager

Jefferies & Company, Inc.

Craig-Hallum Capital Group LLC

Southwest Securities, Inc.

The date of this prospectus is                     , 2005.

ABOUT THIS PROSPECTUS

      You should rely only on the information contained in this document or to which we have referred you. We have not, and the underwriters have not, authorized anyone to provide you with information that is different. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since those dates.

      When used in this prospectus, unless otherwise specified, the terms “Company,” “Navarre,” “we,” “our” and “us” refer to Navarre Corporation and its consolidated subsidiaries, and the term “FUNimation” refers to FUNimation Productions, Ltd. and The FUNimation Store, Ltd.

      This prospectus contains tradenames and trademarks of other companies.

INDUSTRY AND MARKET DATA

      Industry and market data used throughout this prospectus is based on independent industry publications, reports by market research firms and other published independent sources. Some data is also based on our good faith estimates, which are derived from our review of internal surveys and independent sources. Although we believe these sources are reliable, we have not independently verified the information from these third-party sources and cannot guarantee their accuracy or completeness.

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SUMMARY

      This summary highlights information contained elsewhere or incorporated by reference in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should carefully read the entire prospectus and the documents incorporated by reference.

Our Company

      We are a distributor and publisher of a broad range of home entertainment and multimedia products, including PC software, CD audio, DVD and VHS video, video games and accessories. Since our founding in 1983, we have established distribution relationships with major retailers including Best Buy, Wal-Mart, CompUSA and Sam’s Club, and we currently distribute to over 18,000 retail and distribution center locations throughout the United States and Canada. We believe that our established relationships throughout the supply chain, broad product offering and state-of-the-art distribution facility permit us to offer industry-leading home entertainment and multimedia products to our retail customers and provide access to attractive retail channels for the publishers of such products.

      Historically, our business has focused on providing distribution services for third party vendors. Over the past two years, we have expanded our business to include the licensing and publishing of home entertainment and multimedia content, primarily through our acquisitions of publishers in select markets. In so doing, we believe that we can leverage our sales experience and distribution capabilities to drive increased retail penetration and more effective distribution of such products and enable content developers and publishers to focus more on their core competencies.

      As part of our growth strategy described below, on January 10, 2005, we signed an agreement to acquire FUNimation Productions, Ltd. and The FUNimation Store, Ltd., which we refer to collectively as “FUNimation.” FUNimation, which is based in Fort Worth, Texas, is a leading content provider in the United States market for Japanese animation (known as “anime”). FUNimation licenses anime properties and translates and adapts the content for television programming and home videos, primarily targeting audiences between the ages of 6 and 17. In addition, FUNimation licenses other children’s entertainment content. FUNimation leverages its licensed content into various revenue streams, including television broadcast, VHS and DVD home video distribution, and licensing of merchandising rights for toys, video games and trading cards. FUNimation’s licensed titles include Dragon Ball Z, Fullmetal Alchemist, Yu-Gi-Oh!, Code Lyoko, Teenage Mutant Ninja Turtles, Arthur, Case Closed, Yu Yu Hakusho, Beyblade, Fruits Basket and Cabbage Patch Kids. A number of these titles are currently airing on various television networks including The Cartoon Network, ABC Family and Fox. We believe that, if consummated, the FUNimation acquisition will continue the recent expansion of our publishing business, enable us to establish new relationships with vendors and customers and provide us with attractive content to publish and distribute. The closing of the acquisition is subject to customary conditions.

Our Business

      Our business is divided into two segments – distribution and publishing.

      Distribution. Through our distribution business, we distribute and provide fulfillment services in connection with a variety of finished goods that are provided by our vendors, which include PC software and video game publishers and developers, independent and major music labels, and major motion picture studios. These vendors provide us with PC software, CD audio, DVD and VHS video, and video games and accessories, which we in turn distribute to our retail customers. Our distribution business focuses on providing vendors and retailers with a range of high-quality services, including vendor-managed inventory, Internet-based ordering, electronic data interchange services, fulfillment services and retailer-oriented marketing services. Our vendors include Symantec, Adobe, Microsoft, McAfee, Dreamcatcher Interactive and Sony Online Entertainment. For the fiscal years ended March 31, 2003 and 2004, our distribution business generated net sales of approximately $355.9 million and $449.1 million, respectively (before inter-company eliminations). For the six months ended September 30, 2003 and 2004, our distribution business generated net sales of approximately $178.1 million and $247.5 million, respectively (before inter-company eliminations). For the six months ended September 30, 2004, our distribution gross margin was 10.1%.

      Publishing. Through our publishing business, which generally has higher gross margins than our distribution business, we own or license various PC software, CD audio and DVD and VHS video titles that we package, brand, market and sell directly to retailers, third-party distributors and our distribution business. Our publishing business currently consists of Encore Software, Inc. and BCI Eclipse Company, LLC. Encore, which we acquired in July 2002, is a publisher of personal productivity, genealogy, education and interactive gaming PC products, including titles such as Print Shop, Mavis Beacon, Zone Alarm and Reader Rabbit. BCI, which we acquired in November 2003, is a provider of niche DVD and video products and in-house produced CDs and DVDs. For the fiscal years ended March 31, 2003 and 2004, our publishing business generated net sales of approximately $14.7 million and $46.2 million, respectively (before inter-company eliminations). For the six months ended September 30, 2003 and 2004, our publishing business generated net sales of approximately $13.9 million and $52.6 million, respectively (before inter-company eliminations). For the six months ended September 30, 2004, our publishing gross margin was 28.1%. If we complete the FUNimation acquisition, we expect to operate FUNimation as part of our publishing business.

Growth Strategy

      We seek to continue to grow our distribution and publishing businesses through a combination of organic growth and targeted acquisitions intended to leverage the complementary strengths of such businesses. We intend to execute this strategy as follows:

•	Acquisitions of Attractive Content. We seek to continue to expand our publishing business through the acquisition or licensing of well-established titles or other attractive content. We believe these acquisitions and/or licenses will increase our revenues in our publishing business, which generally has higher margins than our distribution business, and will allow us to distribute additional home entertainment and multimedia content through our distribution business. In addition, we believe that by allowing the management of these publishing companies to focus on content licensing and marketing rather than distribution operations, they will be able to devote more time and greater resources to publishing. We believe that leveraging the core assets and strengths of our distribution business will provide broader retail penetration, distribution expertise and other services for our content and increase sales of our publishing products. We may also seek selective acquisitions of distribution businesses.

•	Distribute a Broader Range and Larger Volume of Products. We seek to distribute a broader range and larger volume of attractive home entertainment and multimedia products to our retail customers. In doing so, we seek to capture additional business from new and existing retail customers and provide them with a lower “all-in” cost of distribution. We also expect that providing additional products to retailers will enable us to gain category management opportunities and enhance our reputation for product distribution expertise. We believe our approximately sixty (60) strategic account associates located throughout the United States and Canada will assist us in increasing retail penetration of our published products with new and existing retail customers.

•	Integrating Our Technology and Systems with Retailers. We seek to enhance the link in the supply chain between us and our publishers and retail customers through the integration of our respective information and technology systems, including inventory management tools, replenishment systems and point-of-sale information. We believe this integration will lead to better in-stock levels of product, improved on-time arrivals of product to the customer, enhanced inventory management and lower return rates for our customers, thereby strengthening our customer relationships.

•	Providing Value-Added Services. We believe that due to increasing retailer logistic needs and demands, including demands for new technology standards such as GTIN® (global trade item number) and RFID (radio frequency identification devices), many publishers will be required to decide whether to spend additional resources to update their distribution capabilities or select a distributor such as us. We believe that such services will enable us to capture additional business from existing and new publishers that seek to utilize such technologies.

      Our overall goal is to create a structure that maximizes the complementary strengths of our businesses: publishing, which provides brand management and marketing, licensing and home video sales; and distribution, which provides enhanced distribution, logistics and customer relations.

Our Competitive Strengths

      We believe that we possess the following competitive strengths:

•	Value-Added Services. We offer a wide range of distribution services and procurement solutions intended to capitalize on our broad understanding of the products we distribute, the procurement process and the supply chain, as well as our logistics expertise and systems capabilities. We believe that our advanced distribution infrastructure enables us to provide customized procurement programs for our retail customers at a lower overall cost than many of our competitors. In addition, we believe that our information technology systems provide cost-effective interfacing with our customers’ information technology systems, supporting integration of the procurement process. We believe that our focus on providing customer-specific and cost-effective solutions is a key benefit that we provide to our retail customers.

•	Broad Product Offering. We provide our retail customers with a broad selection of home entertainment and multimedia products that we believe allows us to better serve their home entertainment and multimedia product requirements. In addition, we regularly survey the markets we serve for new products with significant retail potential from publishers that we currently have relationships with, as well as those we have not distributed for in the past.

•	Established Content in our Publishing Business. We currently exclusively license a number of well-known home entertainment and multimedia titles. Encore, which was recently ranked by NPD Intellect as the sixth largest PC software publisher in North America by dollar sales, publishes leading titles in the education, productivity, kids and games software categories, including Print Shop, Print Master, Mavis Beacon, Zone Alarm, Reader Rabbit and Hoyle Casino. Hoyle Casino held the #1 rank in the PC Games/Family Entertainment category and the Hoyle brand held a 16% share of this category based on dollar sales, according to The NPD Group, as of November 2004. According to The NPD Group, Mavis Beacon was the #1 ranked typing title with a 58% market share, as of November 2004. In addition, our BCI subsidiary currently publishes home video for the television shows Rides and Overhaulin’, both featured on The Learning Channel, and PRIDE Fighting Championships, featured on Pay-Per-View. If the FUNimation acquisition is consummated, we also expect to publish and distribute a portfolio of established anime and children’s entertainment titles in the United States, including Dragon Ball Z, Fullmetal Alchemist, Yu-Gi-Oh!, Code Lyoko, Teenage Mutant Ninja Turtles, Arthur, Case Closed, Yu Yu Hakusho, Beyblade, Fruits Basket and Cabbage Patch Kids.

•	Established Relationships with Publishers and Retailers. Since our founding in 1983, we have established distribution relationships with major retailers, including Best Buy, Wal-Mart, CompUSA and Sam’s Club, and we currently distribute to over 18,000 retail and distribution center locations throughout the United States and Canada. We believe our strong relationships throughout the supply chain, broad product offering and state-of-the-art distribution facility permit us to offer industry-leading home entertainment and multimedia products to our retail customers and provide access to attractive retail channels for the publishers of these products. We believe our relationships with leading publishers and our efficient distribution of their products will allow us to secure distribution rights to leading products in the future. We believe that these relationships give us a competitive advantage in the markets in which we operate and will provide us with attractive channels to distribute current and future products offered by our publishing business.

•	Efficient Operations and Operating Leverage. We believe that our competitive position is enhanced by our efficient operations, which are based on extensive use of automation and technology in our modern distribution facility; centralization of functions such as purchasing, accounting and information systems; and economies of scale. We recently completed a state-of-the-art warehouse facility adjacent to our corporate headquarters. We believe that this facility provides us with an industry-leading fulfillment infrastructure, operating leverage to efficiently service our vendors and retail customers, and the capacity to increase the number of products that we distribute without significant additional infrastructure cost.

FUNimation Acquisition

      On January 10, 2005, we signed an agreement to acquire FUNimation, which we refer to as the FUNimation acquisition. FUNimation, which is based in Fort Worth, Texas, is a leading content provider in the United States market for anime. FUNimation licenses anime properties and translates and adapts the content for television programming and home videos, primarily targeting audiences between the ages of 6 and 17. In addition, FUNimation licenses other children’s entertainment content. FUNimation leverages its licensed content into various revenue streams, including television broadcast, VHS and DVD home video distribution, and licensing of merchandising rights for toys, video games, and trading cards. FUNimation’s licensed titles include Dragon Ball Z, Fullmetal Alchemist, Yu-Gi-Oh!, Code Lyoko, Teenage Mutant Ninja Turtles, Arthur, Case Closed, Yu Yu Hakusho, Beyblade, Fruits Basket and Cabbage Patch Kids. A number of these titles currently are airing on various television networks including The Cartoon Network, ABC Family and Fox. We believe that, if consummated, the FUNimation acquisition will continue the recent expansion of our publishing business, enable us to establish new relationships with vendors and customers and provide us with attractive content to publish and distribute. For the years ended December 31, 2001, 2002 and 2003, FUNimation had net sales of $49.8 million, $63.7 million and $81.6 million, respectively, and pre-tax income of $20.0 million, $24.9 million and $30.5 million, respectively. For the nine months ended September 30, 2004, FUNimation’s gross margin, after cost of wholesale and retail sales and royalty expense, was 51.3%.

      The FUNimation acquisition is subject to the satisfaction of customary closing conditions, including obtaining financing for the cash portion of the purchase price, which we intend to fund from the net proceeds of this offering. We expect the FUNimation acquisition will close shortly after completion of this offering. As consideration for the acquisition of FUNimation, the sellers of FUNimation will receive $100.4 million in cash and such number of shares of Navarre common stock determined by dividing $25.0 million by the average volume-weighted price of the common stock for the 20-trading day period immediately prior to the closing date of the transaction, subject to a minimum of 1,495,216 shares and a maximum of 1,827,486 shares. In addition, during the five-year period following the closing of the transaction, we may pay up to an additional $17.0 million in cash to the FUNimation sellers if they achieve certain agreed-upon financial targets relating to the FUNimation business.

      For additional details regarding the FUNimation acquisition, see “The FUNimation Acquisition.”

      We were incorporated in Minnesota in 1983. Our corporate headquarters is located at 7400 49th Avenue North, New Hope, Minnesota 55428, and our telephone number is (763) 535-8333. Our website address is www.navarre.com. Reference to our website is not intended to incorporate information found on the website into this prospectus.

THE OFFERING

Common stock offered by us	6,500,000 shares

Common stock to be outstanding after the offering	35,020,685 shares

Dividend policy	We currently do not anticipate paying dividends on our capital stock.

Use of proceeds	We will receive net proceeds from this offering of approximately $ . We intend to use the net proceeds from this offering to fund the $100.4 million cash portion of the purchase price for the FUNimation acquisition and costs related to the FUNimation acquisition and this offering. Any remaining proceeds would be used for general corporate purposes. See “Use of Proceeds.”

Nasdaq National Market symbol	NAVR

Risk factors	See “Risk Factors” for a discussion of factors you should carefully consider before deciding to invest in our common stock.

      The information above, and, unless otherwise indicated, all other share information set forth in this prospectus are based on 27,025,469 shares of our common stock outstanding on December 31, 2004 and:

•	excludes 2,798,200 shares issuable upon exercise of outstanding options at a weighted average exercise price of $7.05 per share and 787,854 shares of common stock reserved for issuance under the Navarre Corporation 1992 Stock Option Plan and 2004 Stock Plan;

•	excludes 544,211 shares issuable upon exercise of outstanding warrants at an exercise price of $7.00 per share(1); and

•	assumes the issuance of 1,495,216 shares in connection with the FUNimation acquisition.(2)

      Except as otherwise indicated, information in this prospectus assumes the underwriters have not exercised their option to purchase an additional 975,000 shares from us to cover over-allotments.

(1)	Under the terms of such warrants, we can require cash exercise of these warrants at any time after December 15, 2004 if the volume weighted average price of our stock exceeds $12.00 per share for 30 consecutive trading days. We expect to cause such exercise to occur during the first calendar quarter of 2005 and we expect to receive gross proceeds of approximately $3.8 million upon such exercise.

(2)	The actual number of shares to be issued will be determined by dividing $25.0 million by the average volume-weighted price of our common stock for the 20-trading day period immediately prior to the closing date of the transaction, subject to a minimum of 1,495,216 shares and a maximum of 1,827,486 shares. Based on the average volume-weighted price of our common stock for the 20-trading day period ended January 14, 2005, the number of shares to be issued in the FUNimation acquisition would be 1,495,216 shares.

SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

      The following table provides our summary historical and pro forma consolidated financial data for the periods and as of the dates indicated. We derived the summary historical consolidated financial data for the years ended March 31, 2002, 2003 and 2004 from our audited consolidated financial statements, which are included elsewhere in this prospectus. We derived the summary historical consolidated financial data as of September 30, 2004 and for the six months ended September 30, 2003 and 2004 from our unaudited interim consolidated financial statements, which are included elsewhere in this prospectus. We have prepared the unaudited financial statements on the same basis as the audited consolidated financial statements and have included all adjustments, consisting of normal recurring adjustments, which, in our opinion, are necessary for a fair presentation of the financial position and results of operations for these periods. Historical results are not necessarily indicative of the results of operations to be expected for future periods, and interim results may not be indicative of results for the remainder of the year.

      The unaudited pro forma combined summary financial information presented below gives effect to the proposed FUNimation acquisition and this offering, including the application of the net proceeds therefrom, and has been derived from our unaudited pro forma combined financial statements that are included elsewhere in this prospectus. Our fiscal year ends on March 31 of each year and FUNimation’s fiscal year ends on December 31 of each year. Due to our and FUNimation’s different fiscal years, the unaudited pro forma combined summary statement of operations data for the six months ended September 30, 2004 combines our results of operations for such period with FUNimation’s results of operations for the six months ended June 30, 2004. The unaudited pro forma combined balance sheet data as of September 30, 2004 presents our financial position as if the FUNimation acquisition and this offering, including the application of the net proceeds therefrom, had occurred on September 30, 2004. Upon completion of the FUNimation acquisition, FUNimation’s fiscal year end will be changed to March 31 of each year.

      The information presented in the table below should be read in conjunction with “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Navarre,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of FUNimation,” “Unaudited Pro Forma Condensed Combined Financial Statements” and the financial statements and related notes of consolidated Navarre and combined FUNimation included elsewhere in this prospectus.

						Pro Forma(1)
						Six Months Ended
						September 30, 2004
				Six Months Ended		(Unaudited)
				September 30,
	Fiscal Year Ended March 31,			(Unaudited)		Navarre	FUNimation
						Tax	Tax
	2002	2003	2004	2003	2004	Adjusted	Adjusted	Total
(In thousands, except per share data)
Statement of Operations Data:
Net sales	$303,817	$359,384	$475,244	$182,069	$274,717	$274,717	$31,707	$306,424
Cost of sales	270,924	314,371	417,904	158,521	234,938	234,938	16,168	251,106

Gross profit	32,893	45,013	57,340	23,548	39,779	39,779	15,539	55,318
Operating expenses	32,372	41,008	48,193	21,626	30,438	30,438	3,210	33,648

Operating income	521	4,005	9,147	1,922	9,341	9,341	12,329	21,670
Debt extinguishment	—	—	(908)	—	—	—	—	—
Interest expense(2)	(173)	(194)	(378)	(146)	(101)	(101)	—	(101)
Other income, net	884	447	452	255	249	249	—	249

Income before equity in NetRadio Corp.	1,232	4,258	8,313	2,031	9,489	9,489	12,329	21,818
Equity income of NetRadio Corp.	1,480	63	—	—	—	—	—	—

Net income before income taxes	2,712	4,321	8,313	2,031	9,489	9,489	12,329	21,818
Income tax benefit (expense)	—	—	583	—	14	(3,512)	(3,529)	(7,041)

Net income	$2,712	$4,321	$8,896	$2,031	$9,503	$5,977	$8,800	$14,777

						Pro Forma(1)
						Six Months Ended
						September 30, 2004
				Six Months Ended		(Unaudited)
				September 30,
	Fiscal Year Ended March 31,			(Unaudited)		Navarre	FUNimation
						Tax	Tax
	2002	2003	2004	2003	2004	Adjusted	Adjusted	Total
(In thousands, except per share data)
Diluted income per share	$0.12	$0.20	$0.37	$0.09	$0.33	$0.21	N/A	$0.40

Weighted average shares outstanding, diluted	22,575	21,841	24,112	22,250	28,671	28,671	N/A	36,666	(3)

(1)	In each of the periods set forth above, Navarre had net operating loss carryforwards that offset all or a significant portion of its taxable income in such periods. The pro formas were prepared assuming such net operating loss carryforwards were fully utilized in prior periods. Accordingly, the pro formas include a provision for pro forma income tax expense assuming an effective tax rate of 37% for Navarre and an effective tax rate of 29% for FUNimation. The difference in assumed tax rates for Navarre and FUNimation results from a higher combined federal and state income tax rate applicable to Navarre. At April 1, 2004, we had $10.9 million of net operating loss carryforwards and, at September 30, 2004, we had a $3.2 million deferred tax asset valuation allowance.

(2)	The FUNimation tax adjusted interest expense amount is adjusted for interest expense related to $4.0 million of notes between FUNimation and certain of its affiliates, which notes are required to be cancelled on or prior to the closing of the FUNimation acquisition under the terms of the FUNimation purchase agreement.

(3)	Represents (i) the issuance of 1,495,216 shares of Navarre common stock in connection with the FUNimation acquisition, and (ii) the issuance of 6,500,000 shares of Navarre common stock in this offering. The actual number of shares to be issued in connection with the FUNimation acquisition will be determined by dividing $25.0 million by the average volume-weighted price of our common stock for the 20-trading day period immediately preceding the closing date of the FUNimation acquisition, subject to a minimum of 1,495,216 shares and a maximum of 1,827,486 shares.

	As of September 30, 2004
	(Unaudited)

	Actual	Pro Forma

	(In thousands)
Balance Sheet Data:
Total assets	$207,263	$352,953
Total liabilities	137,588	148,681
Total shareholders’ equity	69,675	204,272

RISK FACTORS

      An investment in our securities involves a high degree of risk. You should carefully consider the following risk factors, in addition to the other information set forth in this prospectus, before making your investment decision. The following risks and the risks described elsewhere in this prospectus, including in the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Navarre” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of FUNimation,” and, if the FUNimation acquisition is consummated, “Risks Relating to the FUNimation Acquisition and Business”, could materially harm our business, financial condition, future results and cash flow. If that occurs, the trading price of our common stock could decline, and you could lose all or part of your investment. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us may also adversely affect our business.

Risks Relating to Our Business and Industry

We derive a substantial portion of our total revenue from a small group of customers. A reduction in sales to any of these customers could have a material adverse effect on our sales and profitability.

      For the fiscal year ended March 31, 2004, sales to three customers, Best Buy, CompUSA and Sam’s Club, represented approximately 17%, 12% and 11% of our total sales, respectively, and, in the aggregate, approximately 40% of our total sales. For the fiscal year ended March 31, 2003, these three customers accounted for approximately 19%, 15% and 14% of our total sales, respectively, and, in the aggregate, approximately 48% of our total sales. In addition, for the six months ended September 30, 2004, sales to three customers, Wal-Mart/ Sam’s Club, Best Buy, and Fry’s Electronics accounted for approximately 16%, 16%, and 8%, respectively, of our total sales. We believe that sales to these customers will continue to represent a significant percentage of our total sales. Substantially all of the products we distribute to these customers are supplied on a non-exclusive basis under arrangements that may be cancelled without cause and upon short notice, and our retail customers generally are not required to make minimum purchases. If we are unable to continue to sell our products to all or any of these customers or are unable to maintain our sales to these customers at current levels and cannot find other customers to replace these sales, there would be an adverse impact on our revenues and profitability. There can be no assurance that we will continue to recognize a significant amount of revenue from sales to any specific customer.

The loss of a significant vendor could decrease the number of products we have available to distribute and, correspondingly, could negatively affect our sales.

      Our relationships with PC software publishers such as Microsoft Corporation, Symantec Corporation, Roxio, Inc., Adobe Systems Inc., Network Associates, Inc., Dreamcatcher Interactive, Inc. and Sony Online Entertainment, Inc. are important to our distribution business. During the fiscal year ended March 31, 2004, each of these publishers accounted for more than $5.0 million in net sales. Sales under our agreement with Symantec accounted for approximately $31.0 million in net sales for the fiscal year ended March 31, 2004 and approximately $34.0 million in net sales for the six months ended September 30, 2004. While we have agreements in place with each of these parties, such agreements generally are short-term agreements and may be cancelled without cause and upon short notice, they generally cover the right to distribute in the United States and Canada, they do not restrict the publishers from distributing their products through other distributors or directly to retailers and they do not guarantee product availability to us for distribution. These agreements allow us to purchase the publishers’ products at a reduced wholesale price and provide various distribution and fulfillment services in connection with the publishers’ products. If we were to lose our right to distribute products of our PC software publishers, our revenues and profitability could be adversely impacted.

      Relationships with independent music labels, such as CMH Records, Inc., Studio Distribution, Inc. and Cleopatra Records, Inc., also are important to our distribution business. We have exclusive distribution agreements in place with these labels that allow us to retain a percentage of amounts received in connection with the sale of the products provided by these labels. Among other customary provisions, these agreements generally provide us with full returnability of the products, the right for us to retain a reserve against potential returns of products, and requirements that the label provide discounts, rebates and price protections.

      If we are unable to continue to sell products of one or more of our publishers or music labels, our revenues and profitability could be adversely impacted.

The loss of a software developer or manufacturer or a decline in the popularity of its products could negatively affect our product offerings and reduce our revenues.

      We distribute PC software under distribution agreements with software developers and manufacturers. A significant portion of the increase of sales over the last two fiscal years has been due to increased sales of PC software provided by vendors such as Microsoft, Symantec, Roxio, Adobe Systems, Network Associates, Dreamcatcher Interactive, Sony Online Entertainment, Delorme and THQ. Our future growth and success depends partly upon our ability to procure and renew these agreements and to sell the underlying software. There can be no assurance that we will enter into new distribution agreements with developers or manufacturers or that we will be able to sell software under existing distribution agreements. Further, our current distribution agreements may be terminated on short notice. The loss of a software developer or manufacturer could negatively affect our product offerings and, accordingly, our sales. Similarly, a decrease in customer demand for such software could negatively affect our sales.

The continued growth and breadth of our exclusive distribution business could be negatively affected if we fail to sign or renew distribution agreements with music labels.

      Our distribution business derives a portion of its sales as a result of exclusive distribution agreements with music labels. Our future growth and success depend partly upon our ability to procure and renew these agreements and to sell the underlying recordings. In addition, we depend upon artists and labels to generate additional quality recordings. In order to procure future distribution agreements, we regularly evaluate new distribution opportunities with music labels. There can be no assurance that we will sign such music labels to distribution agreements or that we will be able to sell recordings under existing distribution agreements. Further, there can be no assurance that any current distribution agreements will be renewed.

Our founder significantly influences our business operations. The loss of our founder could affect the depth, quality and effectiveness of our management team. In addition, if we fail to attract and retain qualified personnel, the depth, quality and effectiveness of our management team and employees could be negatively affected.

      Eric H. Paulson, our President, Chief Executive Officer and founder, has been with us since our inception in 1983. Although we have invested a substantial amount of time and effort in developing our total management team and Mr. Paulson’s employment agreement extends through March 31, 2007, the loss of Mr. Paulson’s services could affect management’s ability to continue to effectively operate our business.

      Our ability to enhance and develop markets for our current products and to introduce new products to the marketplace also depends on our ability to attract and retain qualified management personnel. We compete for such personnel with other companies and organizations, many of which have substantially greater capital resources and name recognition than we do. If we are not successful in recruiting or retaining such personnel, it could have a material adverse effect on our business.

We may not be able to sustain the recent growth in our publishing segment.

      Our publishing business has grown significantly over the past two fiscal years. Our discussions of changes in financial position and results of operations of this business may not be indicative of future performance, and this segment’s financial results may vary in future quarters as we integrate these new lines of business. As these new lines of business represent new opportunities and challenges, we may encounter difficulties in the operation of this segment that could negatively affect its financial condition and results of operation. Accordingly, there is no assurance that we will be able to continue to grow this segment of our business. Investors should not rely on the past performance of our publishing segment as an indicator of our future growth, and there can be no assurance that we will be able to successfully implement our growth strategy.

Our acquisition strategy could result in disruptions to our business by, among other things, distracting management time and diverting financial resources. Further, if we are unsuccessful in integrating FUNimation or other acquired companies into our business, it could materially and adversely affect our financial condition and operating results.

      One of our growth strategies is the acquisition of complementary businesses. We may not be able to identify suitable acquisition candidates or, if we do, we may not be able to make such acquisitions on commercially acceptable terms or at all. If we make acquisitions, a significant amount of our management’s time and financial resources may be required to complete the acquisition and integrate the acquired business into our existing operations. Even with this investment of management time and financial resources, an acquisition may not produce the revenue, earnings or business synergies that we anticipated. Acquisitions involve numerous other risks, including assumption of unanticipated operating problems or legal liabilities, problems integrating the purchased operations, technologies or products, diversion of management’s attention from our core businesses, adverse effects on existing business relationships with suppliers and customers, incorrect estimates made in the accounting for acquisitions and amortization of acquired intangible assets that would reduce future reported earnings (goodwill impairments), and potential loss of customers or key employees of acquired businesses. In addition, future acquisitions and investments could involve the issuance of additional equity securities, potentially diluting our existing shareholders, or the incurrence of debt, which could harm our financial condition. Our shareholders may not have the opportunity to review, vote on or evaluate future acquisitions or investments.

Our business is seasonal and variable in nature and, as a result, decreases in sales during our peak season could adversely affect our results of operations.

      Traditionally, our third quarter (October 1-December 31) has accounted for our largest quarterly revenue figures and a substantial portion of our earnings. Our third quarter accounted for approximately 38.2%, 32.5% and 32.2% of our revenues for the fiscal years ended March 31, 2002, 2003 and 2004, respectively, and approximately 120.9%, 69.5% and 40.4% of our net income for the fiscal years ended March 31, 2002, 2003 and 2004, respectively. As a distributor of products ultimately sold to consumers, our business is affected by the pattern of seasonality common to other suppliers of retailers, particularly during the holiday season. Because of this seasonality, if we or our customers experience a weak holiday season, our financial results could be negatively affected. In addition to seasonality issues, other factors contribute to the variability of our revenues on a quarterly basis. These factors include:

•	the popularity of the pre-recorded music, DVD and PC software titles released during the quarter;

•	product marketing and promotional activities;

•	the opening and closing of retail stores by our major customers;

•	the extension, termination or non-renewal of existing distribution agreements and licenses; and

•	general economic changes affecting the buying pattern of retailers, particularly those changes affecting consumer demand for home entertainment products and PC software.

If we fail to meet our significant working capital requirements, our ability to distribute products or finance accounts receivable could be negatively affected.

      As a distributor and publisher, we purchase and license products directly from manufacturers and content developers for resale to retailers. As a result, we have significant working capital requirements, principally to finance inventory, accounts receivable and licensing acquisitions. Our working capital needs will increase as our inventory, licensing activities and accounts receivable increase in response to our growth. The failure to obtain additional financing upon favorable terms in the future could adversely affect our business.

In addition, if the cost of financing is too expensive or not available, it could require a reduction in our distribution or publishing activities.

      In the past, we have periodically relied upon bank borrowings to finance our expansion, primarily for inventory, accounts receivable and licensing acquisitions. We believe that, in addition to the financing of the FUNimation acquisition contemplated by this offering, it may be necessary for us to secure additional financing in the future depending upon the growth of our business and the possible financing of additional acquisitions. If we were unable to borrow under our credit facility or otherwise unable to secure sufficient financing, our future growth and profitability could be adversely affected.

Excessive product returns or inventory obsolescence could significantly reduce our sales or profitability.

      We maintain a significant investment in product inventory. Like other companies operating in our industry, our product returns are significant when expressed as a percentage of revenues. Our agreements with suppliers generally permit us to return products that are in the suppliers’ current product listing. Adverse financial or other developments with respect to a particular supplier could cause a significant decline in the value and marketability of our products and could make it difficult for us to return products to a supplier and recover our initial product acquisition costs. Under such circumstances, our business and results of operations could be adversely affected. We maintain a sales return reserve based on our trailing twelve month sales returns by product line. There can be no assurance that our reserves will be adequate to cover potential returns.

We are subject to the risk that our inventory values may decline, and protective terms under supplier agreements may not adequately cover the decline in values.

      The demand for our products is subject to rapid technological change, new and enhanced product specification requirements and evolving industry standards. These changes may cause our inventory to decline substantially in value or to become obsolete. In our distribution business, certain of our suppliers offer only limited protection from the loss in value of inventory. For example, we generally are entitled to receive a credit from certain suppliers for products, based upon the terms and conditions with those suppliers, in the event of a supplier price reduction. If major suppliers decrease or eliminate the availability of price protection to us, such a change in policy could lower our gross margins or cause us to record inventory write-downs. We are also exposed to inventory risk to the extent that supplier protections are not available on all products or quantities and are subject to time restrictions. In addition, suppliers may become insolvent and unable to fulfill their protection obligations to us. As a result, these policies do not protect us in all cases from declines in inventory value. We offer no assurance that our price protection will continue, that unforeseen new product developments will not materially adversely affect our revenues or profitability, or that we will successfully manage our existing and future inventories.

      In our publishing business, it is possible that prices will decline due to decreased demand and, therefore, there may be greater risk of declines in inventory value. To the extent that the publishing business has not properly reserved for inventory exposure or price reductions needed to sell remaining inventory, our profitability may suffer.

We have significant credit exposure and negative trends or other factors could cause us significant credit loss.

      As is customary in many industries, we extend credit to our customers for a significant portion of our net sales. Resellers have a period of time, generally 30 to 60 days after date of invoice, to make payment. We are subject to the risk that our customers will not pay for the products they have purchased. This risk may increase if our customers experience decreases in demand for their products and services or become less financially stable due to adverse economic conditions or otherwise. If there is a substantial deterioration in the collectibility of our receivables, our earnings, cash flows and ability to utilize receivable-based financing could be adversely affected.

      In addition, from time to time, we may make loans to or invest in complimentary businesses, such as our $2.5 million loan to Mix & Burn, Inc. These business or investment opportunities may not be successful, which could result in the loss of our invested capital.

We may not be able to adequately adjust our cost structure in a timely fashion in response to a decrease in demand, which may cause our profitability to suffer.

      We continually seek to institute more effective operational and expense controls to reduce selling, general and administrative expense as a percentage of net sales. However, a significant portion of such expense is comprised of personnel, facilities and costs of invested capital. Historically, we have monitored and controlled the growth in operating costs in relation to overall net sales growth and continue to pursue and implement process and organizational changes to provide sustainable operating efficiencies. However, in the event of a significant downturn in net sales, we may not be able to exit facilities, reduce personnel, improve business processes, or make other significant changes to our cost structure without significant disruption to our operations or without significant termination and exit costs. Additionally, if management is not be able to implement such actions in a timely manner to offset a shortfall in net sales and gross profit, our profitability may suffer.

Our distribution and publishing businesses operate in highly competitive industries and compete with large national firms. Further competition, among other things, could reduce our sales volume and margins.

      The business of distributing home entertainment and multimedia products is highly competitive. Our competitors in the distribution business include other national and regional distributors as well as suppliers that sell directly to retailers. These competitors include the distribution affiliates of Time-Warner, Sony Corporation, EMI, Bertelsmann A.G., Ingram Micro and Tech Data Corporation. Our competitors in the publishing business include both independent national publishers as well as large international firms. These competitors include Ventura, Madacy, Direct Source, Platinum Image, Topics, Vivendi and Disney. Many of our competitors have substantially greater financial and other resources than we have. Our ability to compete effectively in the future depends upon a number of factors, including our ability to:

•	obtain exclusive national distribution contracts and licenses with independent labels and manufacturers;

•	obtain proprietary publishing rights with various rights holders and brand owners;

•	maintain our margins and volume;

•	expand our sales through a varied range of products and personalized services;

•	anticipate changes in the marketplace including technological developments and consumer interest in our proprietary products; and

•	maintain operating expenses at an appropriate level.

      Our failure to perform adequately one or more of these tasks may materially harm our business.

      In addition, competition in the home entertainment and multimedia products industries is intense and is often based on price. Distributors generally experience low gross profit margins and operating margins. Consequently, our distribution profitability is highly dependent upon achieving effective cost and management controls. A material decrease in our gross profit margins would harm our financial results.

We depend on third-party shipping and fulfillment companies for the delivery of our products.

      We rely almost entirely on arrangements with third-party shipping and fulfillment companies, principally UPS and Federal Express, for the delivery of our products. The termination of our arrangements with one or more of these third-party shipping companies, or the failure or inability of one or more of these third-party shipping companies to deliver products on a timely basis from suppliers to us, or products from us to our reseller customers or their end-user customers, could disrupt our business and harm our reputation and net sales.

We depend on a variety of systems for our operations, and a failure of these systems could disrupt our business and harm our reputation and net sales.

      We depend on a variety of systems for our operations. These systems support our operating functions, including inventory management, order processing, shipping, receiving and accounting. Our recently implemented new picking and shipping system currently supports a portion of our business and we anticipate that all other product lines will be moved to this system. Although we have not in the past experienced material system-wide failures or significant downtime in this system or other systems, any failures or significant downtime could prevent us from taking customer orders, printing product pick-lists, and/or shipping product. It could also prevent customers from accessing our price and product availability information.

      From time to time we may acquire other businesses having information systems and records, which may be converted and integrated into our information systems. This can be a lengthy and expensive process that results in a material diversion of resources from other operations. In addition, because our information systems are comprised of a number of legacy, internally-developed applications, they can be harder to upgrade and may not be adaptable to commercially available software. As our needs for technology evolve, we may experience difficulty or cost in upgrading or replacing our systems.

      We also rely on the Internet for a portion of our orders and information exchanges with our customers. The Internet and individual websites can experience disruptions and slowdowns. In addition, some websites have experienced security breakdowns. To date, our website has not experienced any material breakdowns, disruptions or breaches in security, but we cannot assure that this will be the case in the future. If we were to experience a security breakdown, disruption or breach that compromised sensitive information, this could harm our relationship with our customers or suppliers. Disruption of our website or the Internet in general could impair our order processing or more generally prevent our customers and suppliers from accessing information. This could cause us to lose business.

      We believe that customer information systems and product ordering and delivery systems, including Internet-based systems, are becoming increasingly important in the distribution of technology products and services. Although we seek to enhance our customer information systems by adding new features, we offer no assurance that competitors will not develop superior customer information systems or that we will be able to meet evolving market requirements by upgrading our current systems at a reasonable cost, or at all. Our inability to develop competitive customer information systems or upgrade our current systems could cause our business and market share to suffer.

Technology developments, particularly in the electronic downloading arena, may adversely affect our sales, margins and results of operations.

      Home entertainment products have traditionally been marketed and delivered on a physical delivery basis. If, in the future, these products are increasingly marketed and delivered through technology transfers, such as “electronic downloading” through the Internet or similar delivery methods, then our retail and wholesale distribution business could be negatively impacted. As electronic downloading grows through Internet retailers, competition between suppliers to electronic retailers in traditional ways will intensify and likely negatively impact our sales and margins. Furthermore, we may be required to spend significant capital to enter or participate in this delivery channel. If we are unable to develop necessary supplier relationships with electronic retailers or are unable to develop relationships to facilitate electronic downloading of home entertainment products, our business may be materially harmed.

Increased counterfeiting or piracy may negatively affect the demand for our home entertainment products.

      The recorded music and motion picture industries have been adversely affected by counterfeiting of audiocassettes, CDs and DVDs, piracy and parallel imports, and also by websites and technologies that allow consumers to illegally download and access music and video. Increased proliferation of these alternative access methods to these products could impair our ability to generate revenues and could cause our business to suffer.

We may not be able to successfully protect our intellectual property rights.

      We rely on a combination of copyright, trademark and other proprietary rights laws to protect the intellectual property we license. Third parties may try to challenge the ownership by us or our licensors of such intellectual property. In addition, our business is subject to the risk of third parties infringing on our intellectual property rights or those of our licensors and producing counterfeit products. We may need to resort to litigation in the future to protect our intellectual property rights or those of our licensors, which could result in substantial costs and diversion of resources and could have a material adverse effect on our business and competitive position.

Interruption of our business or catastrophic loss at any of our facilities could lead to a curtailment or shutdown of our business.

      We receive, manage and distribute our inventory from a centralized warehouse and distribution facility that is located adjacent to our corporate headquarters. An interruption in the operation of or in the service capabilities at this facility or our separate returns processing center as a result of equipment failure or other reasons could result in our inability to distribute products, which would reduce our net sales and earnings for the affected period. In the event of a stoppage at such facilities, even if only temporary, or if we experience delays as a result of events that are beyond our control, delivery times to our customers and our relationship with such customers could be severely affected. Any significant delay in deliveries to our customers could lead to increased returns or cancellations and cause us to lose future sales. Our facilities are also subject to the risk of catastrophic loss due to unanticipated events such as fires, explosions, violent weather conditions or other natural disasters. We may experience a shutdown of our facilities or periods of reduced production as a result of equipment failure, delays in deliveries or catastrophic loss, which could have a material adverse effect on our business, results of operations or financial condition.

Future terrorist or military actions could result in disruption to our operations or loss of assets, in certain markets or globally.

      Future terrorist or military actions, in the U.S. or abroad, could result in destruction or seizure of assets or suspension or disruption of our operations. Additionally, such actions could affect the operations of our suppliers or customers, resulting in loss of access to products, potential losses on supplier programs, loss of business, higher losses on receivables or inventory, or other disruptions in our business, which could negatively affect our operating results. We do not carry insurance covering such terrorist or military actions, and even if we were to seek such coverage and such coverage were available, the cost likely would not be commercially reasonable.

Risks Relating to the FUNimation Acquisition and Business

We may not complete the FUNimation acquisition.

      We cannot assure you that we will complete the FUNimation acquisition. The FUNimation acquisition requires the satisfaction of a number of conditions that may not be satisfied. If this transaction is not completed, we will be required to absorb the expenses and costs associated with the evaluation and negotiation of, and the preparation for closing of, the transaction. Additionally, if we are unable to raise the funds necessary to pay the purchase price, we may be obligated to pay a $2.5 million termination fee to

FUNimation. If, following completion of this offering, we are unable to complete the FUNimation acquisition for any reason, we will be required to find other appropriate uses for the net proceeds of this offering. In such case, you will be relying on the judgment of our management with regard to the use of the net proceeds generated by this offering.

A substantial portion of FUNimation’s revenues typically derive from a small number of properties and its content is highly concentrated in the anime genre.

      FUNimation derives a substantial portion of its revenues from a small number of properties and such properties usually generate revenues only for a limited period of time. Additionally, FUNimation’s content is concentrated in the anime sector and its revenues are highly subject to the changing trends in the toy, game and entertainment businesses. In particular, the Dragon Ball properties accounted for $57.3 million, $61.9 million and $27.7 million of FUNimation’s net sales for the years ended December 31, 2002 and 2003, and for the nine months ended September 30, 2004. FUNimation’s revenues fluctuate from year to year and may be subject to changes in the financial condition of the licensors of FUNimation’s content and FUNimation’s sublicensees.

FUNimation’s success depends upon retaining the services of key FUNimation personnel.

      For the foreseeable future, we will place substantial reliance upon the personal efforts and abilities of Gen Fukunaga, the President and one of the founders of FUNimation. Mr. Fukunaga has entered into a five-year employment agreement with FUNimation Productions, Ltd. to be effective upon closing of the FUNimation acquisition. However, the loss of his services could materially and adversely affect FUNimation’s business, and could affect our financial condition and operating results if the acquisition is completed. We cannot assure you that we would be able to find an appropriate replacement for Mr. Fukunaga if the need should arise.

      FUNimation’s ability to enhance and develop its markets for its current products and to introduce new products to the marketplace also depends on its ability to attract and retain qualified management personnel. FUNimation competes for such personnel with other companies and organizations, some of which have substantially greater capital resources and name recognition than FUNimation. If FUNimation is not successful in recruiting or retaining such personnel, it could have a material adverse effect on its business.

FUNimation’s business is dependent on a few customers, and a loss of any of these customers could have a material adverse effect on its sales and profitability.

      During the year ended December 31, 2003, sales to three customers, Anderson Merchandisers, The Musicland Group, and Goldhil Home Media International, represented approximately 28%, 23% and 21% of FUNimation’s gross wholesale and retail sales, respectively, and in the aggregate, approximately 72% of FUNimation’s gross wholesale and retail sales. During the year ended December 31, 2002, these three customers accounted for approximately 25%, 20% and 32% of FUNimation’s gross wholesale and retail sales, and, in the aggregate, approximately 77% of FUNimation’s gross wholesale and retail sales. In addition, for the nine months ended September 30, 2004, sales to these three customers and Best Buy accounted for approximately 32%, 18%, 10% and 11% of gross wholesale and retail sales, respectively, and in the aggregate, approximately 71% of gross wholesale and retail sales. FUNimation believes that sales to these customers will continue to represent a significant percentage of its total sales. If FUNimation is unable to continue to sell its products to all or any of these customers or is unable to maintain its sales to these customers at current levels and cannot find other customers to replace these sales, there would be an adverse impact on its revenues and profitability.

FUNimation’s revenues are substantially dependent on television exposure for its licensed properties.

      The ability for certain anime and children’s entertainment content to gain television exposure is an important promotional vehicle for home video sales and licensing opportunities. To the extent that FUNimation’s content is not able to gain television exposure, sales of these products could be limited.

Similarly, broadcast property demand generally is based on television ratings. In addition, FUNimation does not own the broadcast rights for some of its properties, so it depends on third parties to secure or renew broadcast rights for such content. A decline in television ratings or programming time of FUNimation’s licensed properties could adversely affect FUNimation’s revenues.

FUNimation’s revenues are dependent on consumer preferences and demand.

      FUNimation’s business and operating results substantially depend upon the appeal of its properties, product concepts and programming to consumers, including the popularity of anime in the United States market and trends in the toy, game and entertainment businesses. A decline in the popularity of its existing properties or the failure of new properties and product concepts to achieve and sustain market acceptance could result in reduced overall revenues, which could have a material adverse effect on FUNimation’s business, financial condition and results of operations. Consumer preferences with respect to entertainment are continuously changing and are difficult to predict and can vary from months to years and entertainment properties often have short life cycles. There can be no assurances that:

•	any of FUNimation’s current properties, product concepts or programming will continue to be popular for any significant period of time;

•	any new properties, product concepts or programming FUNimation represents or produces will achieve an adequate degree of popularity; or

•	any property’s life cycle will be sufficient to permit FUNimation to profitably recover advance payments, guarantees, development, marketing, royalties and other costs.

      FUNimation’s failure to successfully anticipate, identify and react to consumer preferences could have a material adverse effect on FUNimation’s revenues, profitability and results of operations. In addition, changes in consumer preferences may cause its revenues and net income to vary significantly between comparable periods.

Excessive product returns or inventory obsolescence could significantly reduce FUNimation’s sales or profitability.

      FUNimation maintains a significant investment in product inventory. Like other companies operating in FUNimation’s industry, FUNimation’s product returns are significant when expressed as a percentage of revenues. FUNimation maintains a sales return reserve, but there can be no assurance that its reserves will be adequate to cover potential returns.

      In FUNimation’s home video distribution business, it is possible that prices will decline due to decreased demand and, therefore, there may be greater risk of declines in inventory value. To the extent that FUNimation, as a result of changes in consumer preferences, technological advances, or other factors, has not properly reserved for inventory exposure or price reductions needed to sell remaining inventory, its profitability may suffer.

FUNimation’s business operates in a highly competitive industry and its business could be negatively affected if it fails to sign or renew licenses of attractive content.

      FUNimation’s business depends upon its ability to procure and renew agreements to license certain rights for attractive titles on favorable terms. Competition for attractive children’s anime and children’s entertainment content is intense. FUNimation’s principal competitors in the anime sector are media companies such as AD Vision, 4Kids Entertainment, VIZ and Geneon and Japanese rights holders operating in the United States. FUNimation also competes with various toy companies, other licensing companies, numerous others acting as licensing representatives and large media companies such as Disney and Time Warner. Many of FUNimation’s competitors have substantially greater resources than FUNimation and own or license properties which are more commercially successful than FUNimation’s properties. There are low barriers to enter the licensing and brand management business and therefore there is potential for new competitors to enter the market.

If FUNimation fails to meet its significant working capital requirements, its ability to license and distribute future content or finance accounts receivable could be negatively affected.

      As a licensor and distributor, FUNimation acquires certain rights to properties directly from Japanese rights holders of anime and other children’s entertainment content providers. As a result, FUNimation has significant working capital requirements, principally to finance inventory, accounts receivable and licensing acquisitions. FUNimation’s working capital needs will increase as its inventory, licensing activities and accounts receivable increase in response to its growth. The failure to obtain financing on favorable terms in the future could adversely affect FUNimation’s business.

FUNimation may not be able to successfully protect its intellectual property rights.

      FUNimation relies on a combination of copyright, trademark and other proprietary rights laws to protect its rights to the intellectual property it licenses. Third parties may try to challenge the ownership by FUNimation or its licensors of such intellectual property. In addition, FUNimation’s business is subject to the risk of third parties producing counterfeit products or infringing upon its intellectual property rights or those of its licensors. FUNimation may need to resort to litigation in the future to protect the intellectual property rights or those of its licensors, which could result in substantial costs and diversion of resources and could have a material adverse effect on FUNimation’s business and competitive position.

FUNimation depends on a variety of information systems, and a failure of these systems could disrupt and harm FUNimation’s business.

      FUNimation relies on the Internet for a portion of its orders and information exchanges with customers and the general public. The Internet and individual websites can experience disruptions and slowdowns. In addition, some websites have experienced security breakdowns. To date, FUNimation’s websites have not experienced any material breakdowns, disruptions or breaches in security, but it cannot assure that this will not occur in the future. If FUNimation were to experience a security breakdown, disruption or breach that compromised sensitive information, this could harm FUNimation’s relationship with its customers or suppliers. Disruption of the websites or the Internet in general could impair FUNimation’s order processing or, more generally, prevent customers and suppliers from accessing information. This could cause FUNimation to lose business.

Interruption of FUNimation’s business or catastrophic loss at any of its facilities or its production masters could lead to a curtailment or shutdown of its business.

      An interruption in FUNimation’s operations could result in its inability to produce its content, which would reduce its net sales and earnings. In the event of a stoppage, even if only temporary, or if FUNimation experiences a delay as a result of events that are beyond its control, its business could be severely affected. FUNimation’s facilities are also subject to the risk of catastrophic loss due to unanticipated events such as fires, explosions, violent weather conditions or other natural disasters. FUNimation may experience a shutdown of its facilities or periods of reduced production as a result of equipment failure or catastrophic loss, which could have a material adverse effect on FUNimation’s business, results of operations or financial condition.

FUNimation depends on third-party shipping and fulfillment companies for the delivery of its products.

      FUNimation relies almost entirely on arrangements with third-party shipping and fulfillment companies, principally UPS and Federal Express, for the delivery of its products. The termination of arrangements with one or more of these third-party shipping companies, or the failure or inability of one or more of these third-party shipping companies to deliver products on a timely basis from suppliers to FUNimation, or products from it to its reseller customers or their end-user customers, could disrupt FUNimation’s business and harm its reputation and net sales.

Increased counterfeiting or piracy may negatively affect the demand for FUNimation’s home entertainment products.

      The home entertainment industry has been adversely affected by counterfeiting of home videos, piracy and parallel imports, as well as by websites and technologies that allow consumers to illegally download and access video content. Increased proliferation of these alternative access methods to these products could impair FUNimation’s ability to generate revenues and could cause its business to suffer.

Future terrorist or military actions could result in disruption to FUNimation’s operations or loss of assets, in certain markets or globally.

      Future terrorist or military actions, in the U.S. or abroad, could result in the destruction or seizure of assets or suspension or disruption of FUNimation’s operations. Additionally, such actions could affect the operations of FUNimation’s suppliers or customers, resulting in a loss of access to products, potential losses on supplier programs, loss of business, higher losses on receivables or inventory, or other disruptions in FUNimation’s business, which could negatively affect its operating results. FUNimation does not carry insurance covering such terrorist or military actions, and even if it were to seek such coverage and such coverage were available, the cost likely would not be commercially reasonable.

Risks Relating to Our Common Stock

Our common stock price has been volatile. Fluctuations in our stock price could impair our ability to raise capital and make an investment in our securities undesirable.

      The market price of our common stock has historically fluctuated significantly. We believe factors such as the market’s acceptance of our products and the performance of our business relative to market expectations, as well as general volatility in the securities markets, could cause the market price of our common stock to fluctuate substantially. In addition, the stock markets have experienced price and volume fluctuations, resulting in changes in the market prices of the stock of many companies, which may not have been directly related to the operating performance of those companies. Fluctuations in our stock price, including fluctuations resulting from any announcement relating to our ability to complete the FUNimation acquisition or FUNimation’s business or prospects, could impair our ability to raise capital and make an investment in our securities undesirable. During the period from January 1, 2004 to December 31, 2004, the last reported price of our common stock as quoted on the Nasdaq National Market ranged from a low of $5.84 to a high of $18.13. On January 14, 2005, the last reported sale price of our stock was $16.76.

The exercise of outstanding warrants and options may adversely affect our stock price.

      Our stock option plans authorize the issuance of options to purchase 6,224,000 shares of our common stock. As of December 31, 2004, options and warrants to purchase 3,342,411 shares of our common stock were outstanding and 354,700 of these options and warrants were exercisable. These options and warrants are likely to be exercised at a time when the market price for our common stock is higher than the exercise prices of the options and warrants. If holders of these outstanding options and warrants sell the common stock received upon exercise, it may have a negative effect on the market price of our common stock.

Investors will experience immediate and substantial dilution in net tangible book value per share of common stock purchased in this offering.

      Investors who purchase shares of our common stock in this offering will experience immediate and substantial dilution, representing the difference between the price they pay for the shares and the per share net tangible book value.

Our anti-takeover provisions, our ability to issue preferred stock and our staggered board may discourage takeover attempts that could be beneficial for our shareholders.

      We are subject to Sections 302A.671 and 302A.673 of the Minnesota Business Corporation Act, which may have the effect of limiting third parties from acquiring significant amounts of our common stock without our approval. These laws, among others, may have the effect of delaying, deferring or preventing a third party from acquiring us or may serve as a barrier to shareholders seeking to amend our articles of incorporation or bylaws. Our articles of incorporation also permit us to issue preferred stock, which could allow us to delay or block a third party from acquiring us. The holders of preferred stock could also have voting and conversion rights that could adversely affect the voting power of the holders of the common stock. Finally, our articles of incorporation and bylaws divide our board of directors into three classes that serve staggered, three-year terms. Each of these factors could make it difficult for a third party to effect a change in control of us. As a result, our shareholders may lose opportunities to dispose of their shares at the higher prices typically available in takeover attempts or that may be available under a merger proposal.

      In addition, these measures may have the effect of permitting our current directors to retain their positions and place them in a better position to resist changes that our shareholders may wish to make if they are dissatisfied with the conduct of our business.

We currently do not intend to pay dividends on our common stock and, consequently, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.

      We currently do not plan to declare dividends on shares of our common stock in the foreseeable future. Further, the payment of dividends by us is restricted by our credit facility. Consequently, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates and you sell your shares at a profit.

Our directors may not be held personally liable for certain actions, which could discourage shareholder suits against them.

      Minnesota law and our articles of incorporation and bylaws provide that our directors shall not be personally liable to us or our shareholders for monetary damages for breach of fiduciary duty as a director, with certain exceptions. These provisions may discourage shareholders from bringing suit against a director for breach of fiduciary duty and may reduce the likelihood of derivative litigation brought by shareholders on behalf of us against a director. In addition, our bylaws provide for mandatory indemnification of directors and officers to the fullest extent permitted by Minnesota law.

      We operate a large business in a continually changing environment that involves numerous risks and uncertainties. It is not reasonable for us to itemize all of the factors that could affect us and/or the products and services distribution industry or the publishing industry as a whole. Future events that may not have been anticipated or discussed here could adversely affect our business, financial condition, results of operations or cash flows.

FORWARD-LOOKING INFORMATION

      This prospectus and the documents incorporated by reference in this prospectus contain “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate to future activities, events or developments. These statements may be identified with words such as “believe,” “anticipate,” “should,” “intend,” “plan,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions. These statements are based on assumptions and assessments made by our management in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors it believes to be appropriate. These forward-looking statements are subject to a number of risks and uncertainties that could cause the results anticipated in such forward-looking statements to differ materially from actual results, including but not limited to:

•	our ability to continue relationships with major customers and vendors and penetrate new channels of distribution;

•	our ability to attract and retain qualified management personnel;

•	increased competition in our business segments;

•	demand for new and existing products;

•	seasonality in our business;

•	unanticipated developments that could occur such as litigation or catastrophic losses;

•	our ability to finance our working capital needs;

•	our dependence upon software developers and manufacturers;

•	volatility in our stock price, including resulting from the exercise of outstanding warrants and options;

•	we do not intend to pay dividends, so stock appreciation may yield the only return on an investment in our stock;

•	anti-takeover provisions may discourage takeover attempts beneficial to shareholders;

•	our directors may not be personally liable for certain actions which may discourage shareholder suits against them;

•	changes in the environment for making acquisitions and dispositions, including the effect of any changes in accounting or regulatory requirements or in the market value of acquisition candidates;

•	our ability to complete the FUNimation acquisition described herein, retain key FUNimation personnel, integrate the FUNimation operations and other acquired businesses into our operations and operate such businesses profitably;

•	our revenues depend upon a small number of customers and properties;

•	our revenues are subject to consumer demand, which can be highly volatile;

•	our ability to protect our intellectual property rights;

•	our ability to achieve projected levels of efficiencies and cost reductions measures; and

•	other risks and uncertainties that affect the distribution sector generally including, but not limited to, economic, political, governmental and technological factors affecting our operations, markets, products, services and prices.

      Forward-looking statements are not guarantees of future performance, and actual results, developments and business decisions may differ from such forward-looking statements due to the items noted above or other reasons. We disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the foregoing.

USE OF PROCEEDS

      We estimate that the net proceeds from this offering will be approximately $          , after deducting underwriting discounts and commissions and estimated offering expenses, or approximately $          if the over-allotment option is exercised in full. We intend to use the net proceeds to fund the cash consideration for the FUNimation acquisition and our costs and expenses relating to such acquisition and this offering. If the FUNimation acquisition is not completed, we intend to use the proceeds for general corporate purposes or future acquisitions. Pending the application of the net proceeds from this offering, we expect to invest the net proceeds in short-term, interest-bearing securities.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

      Navarre’s common stock is listed and traded on the Nasdaq National Market. The following table sets forth the high and low closing sales prices per share of our common stock as reported by the Nasdaq National Market for the quarterly periods presented below. Such prices reflect inter-dealer prices, do not include adjustments for retail mark-ups, markdowns or commissions and may not necessarily represent actual transactions.

	High	Low

Fiscal 2003:
First Quarter	$1.80	$1.11
Second Quarter	1.67	1.20
Third Quarter	2.66	1.02
Fourth Quarter	2.40	1.52
Fiscal 2004:
First Quarter	$2.37	$1.67
Second Quarter	3.00	1.96
Third Quarter	7.13	2.74
Fourth Quarter	7.44	5.85
Fiscal 2005:
First Quarter	$14.39	$5.84
Second Quarter	16.37	12.65
Third Quarter	18.13	14.27
Fourth Quarter (through January 14, 2005)	20.00	16.60

      On January 14, 2005, the last reported sale price of our common stock on the Nasdaq National Market was $16.76 per share. As of June 15, 2004, there were approximately 9,800 holders of beneficial interest of our common stock.

      We have never paid any dividends on our common stock and do not currently intend to pay any dividends on our common stock in the foreseeable future. Instead, we anticipate that all of our earnings, if any, in the foreseeable future will be used to repay debt, for working capital, to support our operations and to finance the growth and development of our business. Any future determination relating to dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including restrictions in our debt instruments, our future earnings, capital requirements, financial condition, future prospects and the Minnesota Business Corporation Act of the State of Minnesota, which provides that dividends are only payable out of surplus or current net profits. Further, we are currently restricted from declaring or paying cash dividends under the terms of our credit facility.

CAPITALIZATION

      The following table sets forth our capitalization as of September 30, 2004:

(1) on an actual basis; and

(2) on a pro forma basis, after giving effect to the FUNimation acquisition and this offering, including the application of the proceeds therefrom as described in “Use of Proceeds.”

      Since September 30, 2004, there has been no material change in our capitalization, except for the issuance of 81,900 shares.

      The following should be read in conjunction with “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Navarre” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of September 30, 2004

	Actual	Pro Forma

	(In thousands and
	unaudited)
Cash and cash equivalents	$8,262	$14,359

Short-term debt	$—	$—
Long-term debt	—	—
Other	—	—
Total long-term debt	—	—
Shareholders’ equity:
Preferred stock, no par value, 10,000,000 shares authorized; no shares issued, actual, and pro forma	—	—
Common stock, no par value, 100,000,000 shares authorized; 26,943,569 shares issued and outstanding, actual; and 34,938,785 shares issued and outstanding, pro forma	113,994	248,591
Accumulated deficit	(44,334)	(44,334)
Accumulated other comprehensive income	15	15

Total shareholders’ equity	69,675	204,272

Total capitalization	$69,675	$204,272

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

      The following unaudited pro forma condensed combined financial statements give effect to the consummation of the FUNimation acquisition that is expected to close prior to May 15, 2005 and this offering, including the application of the net proceeds therefrom. The following unaudited pro forma condensed combined balance sheet as of September 30, 2004 and the unaudited pro forma condensed combined statements of income for the year ended March 31, 2004 and the six months ended September 30, 2004 are based on the audited historical combined financial statements of Navarre and FUNimation for the fiscal year ended March 31, 2004 and December 31, 2003, respectively, the unaudited historical combined financial statements of Navarre and FUNimation for the six months ended September 30, 2004 and the six months ended June 30, 2004, respectively, and the assumptions, estimates and adjustments described in the notes to the unaudited pro forma condensed combined financial statements. The assumptions, estimates and adjustments are preliminary and have been made solely for purposes of developing such pro forma information. The pro forma adjustments represent our preliminary determinations of these adjustments and are based on available information and certain assumptions we consider reasonable under the circumstances. Final amounts could differ from those set forth herein and may be subject to finalization of a third party valuation.

      The fiscal year of Navarre ends on March 31 of each year, and the fiscal year of FUNimation ends on December 31 of each year. The unaudited pro forma condensed combined balance sheet as of September 30, 2004 gives effect to the FUNimation acquisition and this offering, including the application of the net proceeds therefrom, as if such transactions had occurred on September 30, 2004, and combines the historical unaudited consolidated balance sheet of Navarre as of September 30, 2004 and the historical unaudited combined balance sheet of FUNimation as of September 30, 2004. The unaudited pro forma condensed combined statements of income for Navarre and FUNimation for the year ended March 31, 2004 give effect to the FUNimation acquisition and this offering, including the application of the net proceeds therefrom, as if such transactions had occurred on April 1, 2003 and, due to the different fiscal years, combines the historical audited results of Navarre for the year ended March 31, 2004 and the historical audited results of FUNimation for the year ended December 31, 2003. The unaudited pro forma condensed combined statements of income for Navarre and FUNimation for the six months ended September 30, 2004 give effect to the FUNimation acquisition and this offering as if such transactions had occurred on April 1, 2003 and, due to the different fiscal year ends, combines the historical unaudited results of Navarre for the six months ended September 30, 2004 and the historical unaudited results of FUNimation for the six months ended June 30, 2004. Certain reclassifications were made to conform FUNimation’s historical combined financial statements to our historical consolidated financial statements.

      The unaudited pro forma condensed combined financial statements may not be indicative of the results of operations that would have been achieved if the FUNimation acquisition and this offering had occurred on the dates indicated or which we may achieve in the future.

      The unaudited pro forma condensed combined financial statements and notes thereto should be read in conjunction with “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Navarre,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of FUNimation,” and the financial statements and the related notes of Navarre and FUNimation appearing elsewhere in this prospectus.

Unaudited Pro Forma Condensed Combined Balance Sheet

as of September 30, 2004

	Historical		Pro Forma

	Navarre	FUNimation	Adjustments		Combined

	(In thousands)
Assets
Current assets:
Cash and cash equivalents	$8,262	$3,550	$2,547	(1)	$14,359
Note receivable, related parties	1,433	—	—		1,433
Accounts receivable, net	105,337	12,584	—		117,921
Inventories	60,017	10,591	—		70,608
Prepaid expenses and other current assets	5,085	132	—		5,217
Deferred tax assets	2,543	—	—		2,543

Total current assets	182,677	26,857	2,547		212,081
Property and equipment, net	6,180	1,995	—		8,175
Other assets:
Note receivable, related parties	500	—	—		500
Goodwill	9,738	—	92,982	(2)	102,720
Other assets	8,168	21,309	—		29,477

Total assets	$207,263	$50,161	$95,529		$352,953

Liabilities and Shareholders’ Equity
Liabilities:
Notes payable to related parties	$—	$4,000	$(4,000	)(3)	$—
Accounts payable	129,628	1,143	—		130,771
Accrued expenses	7,960	9,950	—		17,910

Total liabilities	137,588	15,093	(4,000)		148,681
Shareholders’ equity:
Common stock, no par value	113,994	—	134,597	(4)	248,591
Partner’s capital	—	35,068	(35,068	)(5)	—
Accumulated deficit	(44,334)	—	—		(44,334)
Accumulated other comprehensive income	15	—	—		15

Total shareholders’ equity	69,675	35,068	99,529		204,272

Total liabilities and shareholders’ equity	$207,263	$50,161	$95,529		$352,953

The accompanying notes are an integral part of this unaudited pro forma condensed combined balance sheet.

Notes to Unaudited Pro Forma Condensed Combined Balance Sheet

As of September 30, 2004

(1)	Represents the remaining net proceeds from this offering, after payment of $100.4 million cash portion of the purchase price for the FUNimation acquisition and costs related to the FUNimation acquisition and this offering.

(2)	Represents goodwill associated with the FUNimation acquisition, calculated as follows:

Purchase price	$125,400
Less net assets acquired, including:
Current assets	(26,857)
Property and equipment	(1,995)
Identifiable intangibles	(21,309)
Plus liabilities assumed	15,093
Acquisition costs	2,650

Preliminary amount of purchase price assigned to goodwill	$92,982

     The final allocation of the purchase price is subject to the determination of the total equity value of FUNimation as of the closing date of the FUNimation acquisition and final settlement of the account receivables holdback adjustment in accordance with the terms of the FUNimation acquisition agreement. If the FUNimation acquisition is consummated, we expect the FUNimation total equity value determination to be finalized during the six months following the closing of the FUNimation acquisition, and we expect the accounts receivable holdback amount, less any amount retained by us, to be released to the FUNimation sellers within 120 days following the closing of the FUNimation acquisition. Any adjustments made as a result of the FUNimation total equity value and the holdback adjustment could result in a change in goodwill of up to $5.0 million.

     The above purchase price does not reflect additional consideration of up to $17.0 million in cash that may be owed to the FUNimation sellers if certain financial targets relating to the FUNimation business are met during the five-year period following the closing of the FUNimation acquisition.

(3)	Represents interest expense related to $4.0 million of notes between FUNimation and certain of its affiliates, which notes are required to be cancelled on or prior to the closing of the FUNimation acquisition under the terms of the FUNimation purchase agreement.

(4)	Represents (i) the issuance of 1,495,216 shares of Navarre common stock in connection with the FUNimation acquisition, and (ii) the estimated net proceeds from this offering, less underwriting discounts and commissions and estimated offering expenses of approximately $7.4 million, assuming the issuance of 6,500,000 shares of Navarre common stock at a public offering price of $18.00 per share. The actual number of shares to be issued in connection with the FUNimation acquisition will be determined by dividing $25.0 million by the average volume-weighted price of our common stock for the 20-trading day period immediately preceding the closing date of the FUNimation acquisition, subject to a minimum of 1,495,216 shares and a maximum of 1,827,486 shares. The net proceeds from this offering will be used to pay the $100.4 million cash portion of the purchase price for the FUNimation acquisition.

(5)	Represents the elimination of the FUNimation partners’ capital upon closing of the FUNimation acquisition.

Unaudited Pro Forma Condensed Combined Statement of Income

For the Six Months Ended September 30, 2004

		Pro Forma
	Historical	Tax	Navarre	Historical	Pro Forma	Pro Forma
	Navarre	Adjustment	Adjusted	FUNimation(3)	Adjustment	Combined

	(In thousands, except per share amounts)
Net sales	$274,717	$—	$274,717	$31,707	$—	$306,424
Cost of sales	234,938	—	234,938	16,168	—	251,106

Gross profit	39,779	—	39,779	15,539	—	55,318
Operating expenses:
Selling and marketing	8,860	—	8,860	755	—	9,615
Distribution and warehousing	3,732	—	3,732	91	—	3,823
General and administration	16,299	—	16,299	2,205	—	18,504
Depreciation and amortization	1,547	—	1,547	159	—	1,706

	30,438	—	30,438	3,210	—	33,648

Income from operations	9,341	—	9,341	12,329	—	21,670
Other income (expense):
Interest expense	(101)	—	(101)	(160)	160 (1)	(101)
Other income, net	249	—	249	—	—	249

Income before income taxes	9,489	—	9,489	12,169	(160)	21,818
Income tax benefit (expense) (2)	14	(3,526)	(3,512)	—	(3,529)	(7,041)

Net income (loss)	$9,503	$(3,526)	$5,977	$12,169	$(3,369)	$14,777

Basic income per share	$0.36		$0.23			$0.43

Diluted income per share	$0.33		$0.21			$0.40

Basic weighted average common shares outstanding	26,465		26,465			34,460

Diluted weighted average common shares outstanding	28,671		28,671			36,666 (4)

(1)	Adjusts for interest expense related to $4.0 million of notes between FUNimation and certain of its affiliates, which notes are required to be cancelled on or prior to the closing of the FUNimation acquisition under the terms of the FUNimation purchase agreement.

(2)	In the historical period set forth above, Navarre had net operating loss carryforwards that offset all or a significant portion of its taxable income. The pro formas were prepared assuming such net operating loss carryforwards were fully utilized in prior periods. Accordingly, the pro formas include a provision for pro forma income tax expense assuming an effective tax rate of 37% for Navarre and an effective tax rate of 29% for FUNimation. The difference in assumed tax rates for Navarre and FUNimation results from a higher combined federal and state income tax rate applicable to Navarre. At April 1, 2004, we had

$10.9 million of net operating loss carryforwards and, at September 30, 2004, we had a $3.2 million deferred tax asset valuation allowance.

(3)	Historical FUNimation financial information is for the six months ended June 30, 2004.

(4)	Represents (i) the issuance of 1,495,216 shares of Navarre common stock in connection with the FUNimation acquisition, and (ii) the issuance of 6,500,000 shares of Navarre common stock in this offering. The actual number of shares to be issued will be determined by dividing $25.0 million by the average volume-weighted price of our common stock for the 20-trading day period immediately prior to the closing date of the transaction, subject to a minimum of 1,495,216 shares and a maximum of 1,827,486 shares. Based on the average volume-weighted price of our common stock for the 20-trading day period ended January 14, 2005, the number of shares to be issued in the FUNimation acquisition would be 1,495,216 shares.

Unaudited Pro Forma Combined Statement of Income

For the Year Ended March 31, 2004

		Pro Forma
	Historical	Tax	Navarre	Historical	Pro Forma	Pro Forma
	Navarre	Adjustment	Adjusted	FUNimation(1)	Adjustment	Combined

	(In thousands, except per share amounts)
Net sales	$475,244	$—	$475,244	$81,630	$—	$556,874
Cost of sales	417,904	—	417,904	42,089	—	459,993

Gross profit	57,340	—	57,340	39,541	—	96,881
Operating expenses:
Selling and marketing	16,215	—	16,215	2,159	—	18,374
Distribution and warehousing	6,000	—	6,000	227	—	6,227
General and administration	23,978	—	23,978	6,141	—	30,119
Depreciation and amortization	2,000	—	2,000	190	—	2,190

	48,193	—	48,193	8,717	—	56,910

Income from operations	9,147	—	9,147	30,824	—	39,971
Other income (expense):
Debt extinguishment	(908)	—	(908)	—	—	(908)
Interest expense	(378)	—	(378)	(320)	320 (2)	(378)
Other income, net	452	—	452	—	—	452

Income before income tax	8,313	—	8,313	30,504	320	39,137
Income tax benefit (expense)(3)	583	(427)	156	—	(691)	(535)

Net income (loss)	$8,896	$(427)	$8,469	$30,504	$(371)	$38,602

Basic income per share	$0.39		$0.37			$1.25

Diluted income per share	$0.37		$0.35			$1.20

Basic weighted average common shares outstanding	22,780		22,780			30,775

Diluted weighted average common shares outstanding	24,112		24,112			32,107 (4)

(1)	Historical FUNimation information is for the twelve months ended December 31, 2003.

(2)	Adjusts for interest expense related to $4.0 million of notes between FUNimation and certain of its affiliates, which notes are required to be cancelled on or prior to the closing of the FUNimation acquisition under the terms of the FUNimation purchase agreement.

(3)	In the historical period set forth above, Navarre had net operating loss carryforwards that offset all or a significant portion of its taxable income. The pro formas were prepared assuming such net operating loss carryforwards were fully utilized during the year ended March 31, 2004. At April 1, 2004, we had $10.9 million of net operating loss carryforwards and, at September 30, 2004, we had a $3.2 million deferred tax asset valuation allowance.

(4)	Represents (i) the issuance of 1,495,216 shares of Navarre common stock in connection with the FUNimation acquisition, and (ii) the issuance of 6,500,000 shares of Navarre common stock in this offering. The actual number of shares to be issued will be determined by dividing $25.0 million by the average volume-weighted price of our common stock for the 20-trading day period immediately prior to the closing date of the transaction, subject to a minimum of 1,495,216 shares and a maximum of 1,827,486 shares. Based on the average volume-weighted price of our common stock for the 20-trading day period ended January 14, 2005, the number of shares to be issued in the FUNimation acquisition would be 1,495,216 shares.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

      The following table provides our selected consolidated financial data for the periods and as of the dates indicated. We have derived the selected consolidated financial data for the fiscal years ended March 31, 2000 and 2001 from our audited consolidated financial statements, which are not included in this prospectus. We have derived the selected consolidated financial data as of March 31, 2003 and 2004 and for the fiscal years ended March 31, 2002, 2003 and 2004 from our audited consolidated financial statements, which are included elsewhere in this prospectus. We have derived the selected consolidated financial data as of September 30, 2004 and for the six months ended September 30, 2003 and 2004 from our unaudited consolidated financial statements, which are included elsewhere in this prospectus, which include all adjustments, consisting of normal recurring adjustments, which, in our opinion, are necessary for a fair presentation of the financial position and results of operations for these periods. Historical results are not necessarily indicative of the results of operations to be expected for future periods, and interim results may not be indicative of results for the remainder of the year.

      The information presented in the table below should be read in conjunction with “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Navarre” and our consolidated financial statements and related notes included elsewhere in this prospectus.

						Six Months Ended
	Year Ended March 31,					September 30,

	2000	2001	2002	2003	2004	2003	2004

						(Unaudited)

	(In thousands, except for per share amounts)
Statement of Operations Data:
Net sales	$285,165	$314,199	$303,817	$359,384	$475,244	$182,069	$274,717
Cost of sales	248,784	276,778	270,924	314,371	417,904	158,521	234,938

Gross profit	36,381	37,421	32,893	45,013	57,340	23,548	39,779
Operating expenses	40,935	39,785	32,372	41,008	48,193	21,626	30,438
Interest and other income, net	923	1,777	711	253	(834)	109	148
Net income (loss) before tax, including equity in income or loss of unconsolidated subsidiary	(7,785)	(10,925)	2,712	4,321	8,313	2,031	9,489
Net income (loss)	$(7,785)	$(11,718)	$2,712	$4,321	$8,896	$2,031	$9,503

Net income (loss) per share
-Basic	$(0.33)	$(0.47)	$0.12	$0.20	$0.39	$0.09	$0.36
-Diluted	$(0.33)	$(0.47)	$0.12	$0.20	$0.37	$0.09	$0.33
Weighted average common shares outstanding
-Basic	23,483	25,137	22,553	21,616	22,780	21,616	26,465
-Diluted	23,483	25,137	22,575	21,841	24,112	22,250	28,671

	As of March 31,					As of
						September 30,
	2000	2001	2002	2003	2004	2004

						(Unaudited)

	(In thousands, except for per share amounts)
Balance Sheet Data:
Cash and cash equivalents	$15,739	$19,118	$18,966	$10,485	$14,495	$8,262
Working capital	26,946	20,292	20,376	20,755	30,778	45,089
Total assets	109,711	93,918	81,085	101,129	146,927	207,263
Total liabilities	68,288	69,568	56,735	72,458	91,359	137,588
Total shareholders’ equity	41,423	24,350	24,350	28,671	55,568	69,675

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF NAVARRE

      You should read the following discussion and analysis of our financial condition results of operations in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions which could cause actual results to differ materially from the results described in or implied by these forward-looking statements. Please refer to “Forward-Looking Information” included elsewhere in this prospectus for more information as well as “Risk Factors” for a description of important factors that could cause these differences.

Overview

      We are a distributor and publisher of a broad range of home entertainment and multimedia products, including PC software, CD audio, DVD and VHS video, video games and accessories. Since our founding in 1983, we have established distribution relationships with major retailers including Best Buy, Wal-Mart, CompUSA and Sam’s Club, and we currently distribute to over 18,000 retail and distribution center locations throughout the United States and Canada. We believe that our established relationships throughout the supply chain, broad product offering and state-of-the-art distribution facility permit us to offer industry-leading home entertainment and multimedia products to our retail customers and provide access to attractive retail channels for the publishers of such products.

      Historically, our business has focused on providing distribution services for third party vendors. Over the past two years, we have expanded our business to include the licensing and publishing of home entertainment and multimedia content, primarily through our acquisitions of publishers in select markets. In so doing, we believe that we can leverage our sales experience and distribution capabilities to drive increased retail penetration and more effective distribution of such products and enable content developers and publishers to focus more on their core competencies.

      Our business is divided into two segments — distribution and publishing.

      Distribution. Through our distribution business, we distribute and provide fulfillment services in connection with a variety of finished goods that are provided by our vendors, which include PC software and video game publishers and developers, independent and major music labels, and major motion picture studios. These vendors provide us with PC software, CD audio, DVD and VHS video, and video games and accessories, which we in turn distribute to our retail customers. Our distribution business focuses on providing vendors and retailers with a range of high-quality services, including vendor-managed inventory, Internet-based ordering, electronic data interchange services, fulfillment services and retailer-oriented marketing services. Our vendors include Symantec, Adobe, Microsoft, McAfee, Dreamcatcher Interactive and Sony Online Entertainment.

      Publishing. Through our publishing business, which generally has higher gross margins than our distribution business, we own or license various PC software, CD audio and DVD and VHS video titles that we package, brand, market and sell such products directly to retailers, third-party distributors and our distribution business. Our publishing segment currently consists of Encore and BCI. Encore, which we acquired in July 2002, is a publisher of personal productivity, genealogy, education and interactive gaming PC products, including titles such as Print Shop, Mavis Beacon, Zone Alarm and Reader Rabbit. BCI, which we acquired in November 2003, is a provider of niche DVD and video products and in-house produced CDs and DVDs. If we complete the FUNimation acquisition, we expect to operate FUNimation as part of our publishing segment.

Change in Business Structure

      Prior to our purchase of BCI, we had two segments — Home Entertainment Products and Encore. Following our purchase of BCI in November 2003, we treated the BCI business as a third segment. Shortly after filing financial information for our third quarter ended December 31, 2003, we combined the Encore and BCI segments and relabeled our segments. We relabeled the Home Entertainment Products segment as

“Distribution” and the combined BCI and Encore segments as “Publishing.” We believe that this organization more closely aligns our divisions based on their actual functions.

Critical Accounting Policies and Estimates

      The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in conformity with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to revenue recognition and customer incentives, product returns, bad debt, investments and intangible assets. We base our estimates on historical experience and various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates under different assumptions or conditions.

      We believe the following critical accounting policies are affected by our judgment, estimates and/or assumptions used in the preparation of our consolidated financial statements.

Revenue Recognition

      We recognize revenue at the time product is received by our customers and title has passed, and provide a reserve for sales returns based on the trailing twelve months’ experience by product line. Our actual sales return rates average between 14 to 20% over the past three fiscal years. Our selling price is fixed at the time of shipment and invoicing. The terms of our sales agreements are not contingent upon the resale of the product by our customers, and we have no continuing obligation to our customers.

      Our distribution customers at times qualify for certain price protection benefits from our vendors. We serve as an intermediary to settle these amounts between vendors and customers. We account for these amounts as reductions of revenues with corresponding reductions in cost of goods sold in the period of the initial sale to customers.

      We do at times provide certain price protection, promotional monies, back-end volume rebates and other incentives to customers in our publishing business. We record reserves for these incentives based on trailing twelve months’ experience rates by product line. We record these amounts as reductions in revenue at the time the original revenue is recorded.

      Although our past experience has been a good indicator of future return levels and other revenue reductions, there can be no assurance that our current reserve levels will be adequate in the future.

Allowance for Doubtful Accounts

      We perform periodic credit evaluations of our customers’ financial condition and generally do not require collateral. Receivables generally are due within sixty days. We evaluate the collectibility of our accounts receivable, including advances and balances with independent labels, based on a combination of factors. In circumstances where we are aware of a specific customer’s inability to meet their financial obligations to us (e.g., bankruptcy filings, substantial downgrading of credit scores), we record a specific reserve for bad debts against amounts due to reduce the net recognized receivable to the amounts we reasonably believe will be collected. For all other customers, we recognize reserves for bad debts based on the length of time the receivables are past due based on our historical experience of write-offs of accounts with similar characteristics. Our largest collection risks exist for retail customers that are in bankruptcy, or at risk of bankruptcy. The occurrence of these events is infrequent, but can be material when it does occur. For instance, although our overall rate of uncollectible sales over the past three years has been approximately 0.4% of sales, the largest amounts resulted from the bankruptcy of Pacific Coast One Stop, Inc. and Valley Media, Inc., which resulted in write-offs of approximately $2.6 million. Although credit losses relating to customers consistently have been within management’s expectations, if circumstances change (i.e., higher than expected defaults or an unexpected material adverse change in a major customers ability to meet its financial obligations to us), our estimates of the recoverability of amounts due could be reduced by a material amount.

Goodwill Impairment

      We review goodwill for potential impairment annually for each reporting unit and when events or changes in circumstances indicate the carrying value of the goodwill might exceed its current fair value. We have no goodwill associated with our distribution segment, while our publishing segment has two reporting units that have goodwill — Encore and BCI. We determine fair value using widely accepted valuation techniques, including discounted cash flow and market multiple analysis. These types of analyses require us to make certain assumptions and estimates regarding industry economic factors and the profitability of future business strategies. It is our policy to conduct impairment testing once annually based on our most current business strategy in light of present industry and economic conditions, as well as future expectations. Our goodwill of $10.4 million as of March 31, 2004 consists of $3.1 million associated with our acquisition of Encore, and $7.3 million associated with our acquisition of BCI. Prior to a $5.6 million impairment charge for the capitalized product development costs associated with the Dare Devil video game, Encore provided approximately $2.0 million of operating profit during the year ended March 31, 2004, while BCI provided approximately $1.7 million of operating profit since we acquired it on November 3, 2003. If the operating results for Encore and BCI deteriorate considerably and are not consistent with our assumptions and estimates, we may be exposed to a goodwill impairment charge that could be material. If we consummate the FUNimation acquisition, the allocation of the purchase price will result in our recording a significant amount of goodwill, which we expect to review for potential impairment annually. If FUNimation’s performance does not meet expectations, we may be exposed to a goodwill impairment charge that could be material.

Costs Associated with Exit Activities

      We adopted SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities on January 1, 2003. Since adoption, the present value of costs associated with location closings, primarily future lease costs, real estate taxes and common area maintenance, are charged to earnings when a location is vacated. When applicable, the liability is reduced by estimated future sublease income. Prior to our adoption of SFAS No. 146, a liability for location closings was recognized when management made the commitment to relocate or close the location.

Tax Matters

      Income taxes are recorded under the liability method. Deferred income taxes are provided for temporary differences between the financial reporting and tax bases of assets and liabilities. Deferred tax assets are reduced by valuation allowances if it is more likely than not that some portion of the asset will not be realized. Our net deferred income tax assets were completely reserved for fiscal 2002 and 2003 and largely reserved for fiscal 2004 because of our then recent history of pre-tax losses. Reversals of these valuation reserves during fiscal 2004 and the six months ending September 30, 2004 resulted in the recording of tax benefits associated primarily with our utilization of net operating loss carryforwards. We also recognized an additional $1.0 million of tax benefit related to the reversal of a like amount of valuation reserve in fiscal 2004 and additional amounts in the six months ending September 30, 2004. Such valuation reserve reversals were made due to the increasing probability of our ability to generate near-term pre-tax income. As of March 31, 2004, we had approximately $10.9 million of net operating loss carryforwards remaining. As of September 30, 2004, we had a $3.2 million deferred tax asset valuation allowance. It is likely that our fiscal 2005 results will include the reversal of the remaining amounts of tax valuation reserves, which will be recorded as a reduction of income tax expense to the extent that our taxable income exceeds certain levels.

Capitalized Software Development Costs

      Software costs incurred subsequent to the determination of the technological feasibility of software products are capitalized. Capitalization ceases and amortization of costs begin when the software product is available for general release to customers or shipment has begun. We test for possible impairment whenever events or changes in circumstances, such as a reduction in expected cash flows indicating that the carrying amount of the asset may not be recoverable. If indicators exist, we compare the undiscounted cash flows related to the asset to the carrying value of the asset. If the carrying value is greater than the undiscounted cash flow amount, an impairment charge is recorded in cost of goods sold in the statement of operations for amounts necessary to reduce value of the asset to fair value. We recorded an impairment charge associated with product development costs in fiscal 2004 of $5.6 million. Encore ceased video game product development activities in fiscal 2004, so no such charges are expected to occur in the future.

Reconciliation of GAAP Net Sales to Net Sales Before Inter-Company Eliminations

      In evaluating our financial performance and operating trends, management considers information concerning our net sales before inter-company eliminations of sales of our publishing products to our distribution business, which is not prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States. We believe that net sales before inter-company eliminations provides a useful analysis of our ongoing operating trends and in comparing operating performance period to period. Other companies, including companies in our industry, may calculate this measure differently than we do, limiting its usefulness as a comparative measure. Net sales before inter-company eliminations has limitations as a supplemental measure, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. The following table represents a reconciliation of GAAP net sales to net sales before inter-company eliminations:

	Fiscal Years Ended		Six Months Ended
	March 31,		September 30,

	2003	2004	2003	2004

			(Unaudited)
			(In thousands)
Net sales:
Distribution	$355,884	$449,106	$178,071	$247,537
Publishing	14,715	46,181	13,876	52,614

Net sales before inter-company eliminations	370,599	495,287	191,947	300,151
Inter-company eliminations	(11,215)	(20,043)	(9,878)	(25,434)

Net sales as reported	$359,384	$475,244	$182,069	$274,717

Results Of Operations

      The following table sets forth for the periods indicated the percentage of net sales represented by certain items included in our consolidated statements of operations.

	Fiscal Years Ended		Six Months Ended
	March 31,		September 30,

	2003	2004	2003	2004

			(Unaudited)
Net sales:
Distribution	99.0%	94.5%	97.8%	90.1%
Publishing	4.1	9.7	7.6	19.2
Inter-company sales	(3.1)	(4.2)	(5.4)	(9.3)

Total net sales	100.0	100.0	100.0	100.0
Cost of sales	87.5	87.9	87.1	85.5

Gross profit, exclusive of amortization and depreciation	12.5	12.1	12.9	14.5
Selling and marketing	3.7	3.4	3.9	3.2
Distribution and warehousing	1.5	1.3	1.4	1.4
General and administrative	5.6	5.1	6.1	5.9
Depreciation and amortization	0.6	0.4	0.4	0.6

Total operating expenses	11.4	10.2	11.8	11.1

Income from operations	1.1	1.9	1.1	3.4
Interest expense	(0.1)	(0.3)	(0.1)	0.0
Other income	0.2	0.1	0.1	0.1
Income tax benefit	—	0.2	—	0.0

Net income	1.2%	1.9%	1.1%	3.5%

Distribution Segment

      The distribution segment distributes software, video games, accessories, major label music, and DVD video, as well as independent music.

Six Months Ended September 30, 2004 Compared to Six Months Ended September 30, 2003

Net Sales

      Net sales for the distribution business were $247.5 million for the six-month period for fiscal 2005 compared to $178.1 million for same period for fiscal 2004. The 39.0% increase in net sales for fiscal 2005 was principally due to increases in sales in all product groups. Sales increased in the software product group to $175.2 million during the six-month period for fiscal 2005 compared to $133.3 million for same period for fiscal 2004. Major label music, DVD video and video games grew to $40.5 million for the six-month period for fiscal 2005 compared to $15.6 million for same period for fiscal 2004 due to increased publisher and customer rosters and from strong releases throughout the period. Independent music also grew to $31.8 million for the six-month period of fiscal 2005 compared to $29.2 million for same period for fiscal 2004 due to its increased label roster and its continued focus on catalog sales across music genres. Future sales increases will be dependent upon our ability to continue to add new, appealing content.

Gross Profit

      Gross profit for the distribution business was $25.0 million or 10.1% of net sales for the six-month period for fiscal 2005 compared to $19.0 million or 10.7% of net sales for same period for fiscal 2004. The decrease in gross profit as a percent of net sales for the six-month period for fiscal 2005 was due to several factors. The prior year had a much greater proportion of higher margin independent music business than the comparable period this year. The independent music business is much more dependent upon the release schedule of its exclusive labels. We also experienced a higher proportion of video game sales in the period due to the growth of our video game distribution business. Video game distribution generally has a lower margin throughout the industry; however, video games are sold on a one-way basis with no returns by the customer allowed and, therefore, the lower handling costs of the product offset some of the lower margins as it relates to profitability. We expect our gross profit to fluctuate slightly depending upon the make-up of product sales each quarter and our ability to expand market share of our published products.

Operating Expenses

      Total operating expenses for the distribution business were $22.0 million or 8.9% of net sales for the six-month period for fiscal 2005 compared to $17.1 million or 9.6% of net sales for the same period for fiscal 2004.

      Selling and marketing expenses for the distribution business were $5.3 million or 2.1% of net sales for the six-month period for fiscal 2005 compared to $4.5 million or 2.5% of net sales for the same period for fiscal 2004. The decrease as a percent of net sales for the six-month period for fiscal 2005 resulted from our improved efforts to reduce freight costs. Freight cost, as a percent of sales, decreased to 1.3% in the six-month period for fiscal 2005 compared to 1.7% for the same period for fiscal 2004. We continue to manage and seek to improve our selling and marketing expenses as a percentage of sales.

      Distribution and warehousing expenses for the distribution business were $3.7 million or 1.5% of net sales for the six-month period for fiscal 2005 compared to $2.5 million or 1.4% of net sales for same period for fiscal 2004. The increase as a percentage of net sales resulted from implementation costs of $435,000 incurred with our new distribution facilities and systems. We expect these warehousing and systems initiatives will position our operating capabilities to support our expected growth and are expected to improve efficiencies in this area.

      General and administrative expenses for the distribution business consist principally of executive, accounting and administrative personnel and related expenses, including professional fees. General and administrative expenses for the distribution segment were $12.3 million or 5.0% of net sales for six-month period for fiscal 2005 compared to $9.6 million or 5.4% of net sales for same period for fiscal 2004. The decrease as a percent of net sales for the six-month period for fiscal 2005 was attributable to our continued increased efforts to control expenses as a percent of net sales. While overall general and administrative expenses are expected to increase, we feel that the increase will be at a rate less than our sales growth rate, thus allowing us to leverage our existing infrastructure.

      Depreciation and amortization for the distribution business was $731,000 for six-month period for fiscal 2005 compared to $519,000 for the same period for fiscal 2004.

      Net operating income for the distribution business was $2.9 million for six-month period for fiscal 2005 compared to $1.9 million for same period for fiscal 2004.

Year Ended March 31, 2004 Compared to Year Ended March 31, 2003

Net Sales

      Net sales for the distribution business were $449.1 million for fiscal 2004 compared to $355.9 million for fiscal 2003. The 26.2% increase in net sales for fiscal 2004 was principally due to strong increases in sales across all of our distribution product groups. In particular, software sales continued to increase during fiscal 2004. Internet security and anti-virus products remained strong in light of continued virus outbreaks. Sales increased in this product group to $317.8 million during fiscal 2004 from $265.5 million during fiscal 2003. Major label music, DVD video and video games grew to $74.4 million in fiscal 2004 due to the combination of increased publisher and customer rosters and strong release schedules throughout the year. Independent music also grew to $56.0 million in fiscal 2004 due to its increased label roster and its continued focus on catalog across music genres.

Gross Profit

      Gross profit for the distribution business was $48.1 million or 10.7% of net sales for fiscal 2004 compared to $39.2 million or 11.0% of net sales for fiscal 2003. The decrease in gross profit as a percent of net sales for fiscal 2004 was due to a higher proportion of video game sales in the period. Video game distribution generally has a lower margin throughout the industry, however, video games are sold on a one-way basis with no returns by the customer allowed; therefore, the lower handling costs of the product offset some of the lower margins as it relates to profitability. In addition, we experienced lower margins with the continued increase in software sales in categories such as business and productivity, which generally have lower gross margins as much of the product is considered legacy product; however, these product categories tend to sell at higher dollar price points and generally have fewer returns. We experienced higher margins from sales of independent music in fiscal 2004 due to our continuing efforts to sign new labels at higher distribution rates.

Operating Expenses

      Total operating expenses for the distribution business were $37.0 million or 8.2% of net sales for fiscal 2004 compared to $35.2 million or 9.9% of net sales for fiscal 2003.

      Selling and marketing expenses for the distribution business were $9.8 million or 2.2% of net sales for fiscal 2004 compared to $10.7 million or 3.0% of net sales for fiscal 2003. The decrease for fiscal 2004 resulted from our improved efforts to reduce freight costs. Freight cost, as a percent of sales, decreased to 1.4% in fiscal 2004 compared to 1.8% in fiscal 2003. Additionally, we recorded an expense of $680,000 in fiscal 2003 in connection with the write-off of specialty product display sales racks. We manage these expenses on a percentage basis and would expect them to remain in the 2.7-3.0% of net sales range.

      Distribution and warehousing expenses for the distribution business were $6.0 million or 1.3% of net sales for fiscal 2004 compared to $5.5 million or 1.5% of net sales for fiscal 2003. The decrease as a percentage of net sales resulted from overall improved efficiency of warehousing expenses resulting from increased video game sales, higher priced software categories such as business and productivity, and in part, efficiencies associated with a higher level of sales.

      General and administrative expenses for the distribution business consist principally of executive, accounting and administrative personnel and related expenses, including professional fees. General and administrative expenses for the distribution segment were $19.2 million or 4.3% of net sales for fiscal 2004 compared to $17.8 million or 5.0% of net sales for fiscal 2003. The increase in general and administrative expenses for fiscal 2004 resulted from an increase in IT expense of $476,000 which is based on sales volume, and $891,000 for executive, accounting and administrative personnel required as our business grew. The decrease as a percent of net sales for general and administrative expenses for fiscal 2004 was attributable to our continued efforts to control expenses as a percent of net sales.

      Depreciation and amortization for the distribution business remained flat at $1.3 million for fiscal 2004 and for fiscal 2003.

      During fiscal 2004, we recorded a non-cash charge of $705,000 for stock-based compensation relating to the vesting of option shares exercisable under option agreements for certain key employees.

      Net operating income for the distribution business was $11.0 million for fiscal 2004 compared to $4.0 million for fiscal 2003.

Year Ended March 31, 2003 Compared to Year Ended March 31, 2002

Net Sales

      Net sales for the distribution business were $355.9 million for fiscal 2003 compared to $303.8 million for fiscal 2002. The 17.1% increase in net sales for fiscal 2003 was due to the continued increase in our market share across certain categories of the software industry, particularly with additions to our publisher roster of business and productivity product lines. Sales of independent music increased due to the addition of new content that broadened our reach across all musical genres and our increased number of catalog titles that continued to lessen our reliance on new releases. Our distribution of video games in fiscal 2002 was minimal.

Gross Profit

      Gross profit for the distribution business was $39.2 million or 11.0% of net sales for fiscal 2003 compared to $32.9 million or 10.8% of net sales for fiscal 2002. The increase in gross profit and as a percent of net sales for fiscal 2003 was attributable to higher margins on sales of independent music from new labels with higher distribution rates offset by increased sales of software categories such as business and productivity that carry lower margins.

Operating Expenses

      Total operating expenses for the distribution business were $35.2 million or 9.9% of net sales for fiscal 2003 compared to $32.4 million or 10.7% of net sales for fiscal 2002.

      Selling and marketing expenses for the distribution business was $10.7 million or 3.0% of net sales for fiscal 2003 compared to $8.1 million or 2.7% of net sales for fiscal 2002. The increase in fiscal 2003 included an expense item of $680,000 resulting from a write-off of specialty product display sales racks. The decrease in selling and marketing expenses and as a percent of net sales for fiscal 2002 was due to the lower costs associated with improved management of and communication with our vendors to reduce the need for expedited freight.

      Distribution and warehousing expenses for the distribution business was $5.5 million or 1.5% of net sales for fiscal 2003 compared to $5.2 million or 1.7% of net sales for fiscal 2002. The decrease as a percent of net sales was the effect of overall increased efficiencies as we continue to find ways to lower the overall expenses.

      General and administrative expenses for the distribution business consist principally of executive, accounting and administrative personnel and related expenses, including professional fees. General and administrative expenses for the distribution segment were $17.8 million or 5.0% of net sales for fiscal 2003 compared to $16.9 million or 5.6% of net sales for fiscal 2002. The decrease as a percent of net sales for general and administration expenses for fiscal 2003 was attributable to continued increased efforts to control expenses.

      Depreciation and amortization expense for the distribution business was $1.3 million in fiscal 2003 compared to $1.5 million in fiscal 2002.

      In fiscal 2002, we closed a warehouse and distribution location in Hawaii. In connection with this closure, we recorded a charge comprised of the following: goodwill impairment of $356,000, which is included in a restructuring charge of $672,000, and an inventory write-down of $159,000, which is classified in cost of sales.

      The net operating income for the distribution business was $4.0 million for fiscal 2003 compared to $521,000 for fiscal 2002.

Publishing Segment

      The publishing business includes Encore and BCI. We acquired the assets of BCI on November 3, 2003 and the assets of Encore on July 31, 2002. No comparison of operations is included herein for fiscal 2003 to fiscal 2002 because we had no operations in this segment in fiscal 2002.

Six Months Ended September 30, 2004 Compared to Six Months Ended September 30, 2003

Net Sales

      Net sales for the publishing business were $52.6 million (before inter-company sales elimination of $25.4 million) for the six-month period for fiscal 2005 compared to $13.9 million (before inter-company sales elimination of $9.9 million) for the same period for fiscal 2004. Of the growth (after inter-company eliminations), $17.5 million was due to the addition of the licensing and distribution agreement for the Riverdeep product portfolio for Encore and $13.2 million from BCI, whose results are included as of the date of acquisition.

Gross Profit

      Gross profit for the publishing business was $14.8 million or 28.1% of net sales for the six-month period for fiscal 2005 compared to $4.6 million or 33.2% of net sales for the same period for fiscal 2004. The gross margin decrease was due to lower margins on sales from a distribution arrangement which was originally accounted for by Encore as they held the original customer relationship. To better align the customer relationship with our structure, since July 2004 all revenues from this agreement have been accounted for by the distribution segment.

Operating Expenses

      Operating expenses for the publishing business were $8.4 million or 16.0% of net sales for six-month period for fiscal 2005 compared to $4.5 million or 32.4% of net sales for same period for fiscal 2004. The expense increase in fiscal 2004 was due to the addition of BCI in November 2003.

      The publishing business had an operating income of $6.4 million or 12.2% of net sales for six-month period for fiscal 2005 compared to an operating income of $64,000 for the same period for fiscal 2004.

Year Ended March 31, 2004 Compared to Year Ended March 31, 2003

Net sales

      Net sales for the publishing business were $46.2 million (before inter-company sales elimination of $20.0 million) for fiscal 2004 and $14.7 million (before inter-company sales elimination of $11.2 million) for fiscal 2003. $8.0 million of the growth was due to the addition of the BCI which we acquired in November 2003. In addition, fiscal 2004 reflects a full year contribution of the Encore business.

Gross profit

      Gross profit for the publishing business was $9.3 million or 20.1% of net sales for fiscal 2004 and $5.8 million or 39.4% of net sales for fiscal 2003. The gross margin decrease was due to lower margin video game publishing business that we exited after March 31, 2003 and a $5.6 million impairment charge for the capitalized product development costs associated with the Dare Devil video game. Encore ceased video game product development activities in fiscal 2004.

Operating Expenses

      Operating expenses for the publishing business were $11.1 million for fiscal 2004, including $5.7 million for sales and marketing expenses, $752,000 for licensing and development expenses, $4.0 million for general and administration expenses and $673,000 for depreciation and amortization expense. For fiscal 2003, operating expenses were $5.8 million, including $2.2 million for sales and marketing expenses, $468,000 for licensing and development expenses, $2.3 million for general and administrative expenses and $822,000 for depreciation and amortization expense, which included a charge of $501,000 for certain intangible assets that were deemed impaired subsequent to the acquisition of Encore. The expense increase in fiscal 2004 was due to the addition of BCI in November 2003 and the inclusion of a full year of operation of Encore which was acquired in August 2002.

      The publishing business had an operating loss of $1.9 million for fiscal 2004 and operating income of $41,000 for fiscal 2003.

Consolidated Other Income and Expense for All Periods

      Interest expense was $101,000 for the six-month period ended September 30, 2004, compared to $146,000 in the comparable period ended September 30, 2003. The decrease resulted from not utilizing our line of credit as often as we did in the previous year. Interest expense was $378,000 for fiscal 2004, $194,000 for fiscal 2003, and $173,000 for fiscal 2002. The increase in interest expense for fiscal 2004 resulted from our use of our line of credit and the Hilco mezzanine financing incurred in connection with the acquisition of BCI. The increase in interest expense for fiscal 2003 was primarily due to having a credit facility in place for the full year. Other income, which consists principally of interest income on available cash balances, was $249,000 for the six months ended September 30, 2004 compared to $255,000 for the same period for fiscal 2004. Other income was $452,000 for fiscal 2004, $447,000 for fiscal 2003, and $884,000 for fiscal 2002. Lower interest rates and lower average outstanding borrowings contributed to the decrease for fiscal 2003 compared to fiscal 2002.

      During the third quarter of fiscal 2004, we recorded a non-recurring charge incurred in connection with the complete discharge of the Hilco financing used for the BCI acquisition of $908,000, consisting of deferred debt acquisition fees of $536,000 and the fair value of the warrants issued to the lender of $372,000.

      Subsequent to November 5, 1999, we owned an equity position in NetRadio that constituted less than 50% of the outstanding equity interests in this company. Accordingly, NetRadio results for fiscal 2003 and 2002 are reflected in our financial statements using the equity method. Under the equity method, Navarre reported losses or income in NetRadio for each period as “Impact of investment in NetRadio Corporation.” The impact of the investment in NetRadio Corporation was income of $63,000 for fiscal 2003 and income of $1.5 million for fiscal 2002. This entity was dissolved on January 15, 2003.

      We recorded a net tax benefit of $14,000 for the six-month period for fiscal 2005 and $583,000 for fiscal 2004, a net effect of recording tax expense and the reversal of a portion of deferred tax asset valuation allowance. We utilized existing net operating loss carryforwards in fiscal 2005 and 2004. Because these net operating loss carryforwards had been completely reserved, we incurred no federal income tax expense on the majority of our earnings. As of March 31, 2004, we had approximately $10.9 million of net operating losses remaining. As of September 30, 2004 and March 31, 2004 we had a valuation allowance of $3.2 million and $6.7 million, respectively. It is likely that our fiscal 2005 results will include the reversal of the remaining amounts of tax valuation reserves, which would be recorded as a reduction of income tax expense to the extent that our taxable income exceeds certain levels.

      Net income for the six month period ended September 30, 2004 was $9.5 million compared to $2.0 million for the six months ended September 30, 2003. For the fiscal years ended March 31, 2004, 2003, and 2002 net income was $8.9 million, $4.3 million and $2.7 million, respectively.

Market Risk

      Although we are subject to some interest rate risk, because we currently have limited borrowings under our bank credit facility, we believe a 10% increase or reduction in interest rates would not have a material effect on future earnings, fair values or cash flows. It is our policy not to enter into derivative financial instrument transactions.

Seasonality and Inflation

      Quarterly operating results are affected by the seasonality of our business. Specifically, our third quarter (October 1 — December 31) typically accounts for our largest quarterly revenue figures and a substantial portion of our earnings. As a distributor of products ultimately sold to retailers, our business is affected by the pattern of seasonality common to other suppliers of retailers, particularly during the holiday selling season. Inflation is not expected to have a significant impact on our business, financial condition or results of operations since we can generally offset the impact of inflation through a combination of productivity gains and price increases.

Contractual Obligations

      The following table presents information regarding contractual obligations that exist as of September 30, 2004 by fiscal year (in thousands).

					More Than
	Total	1 Year	2-3 Years	4-5 Years	5 Years

Operating leases	$21,160	$1,829	$2,621	$2,460	$14,250
License and distribution agreements	$10,000	$10,000	—	—	—

Total	$31,160	$11,829	$2,621	$2,460	$14,250

Liquidity and Capital Resources

      We have historically financed our working capital needs through cash generated from operations, bank borrowings, proceeds from the sale of equity securities and management of the various components of our working capital, including accounts receivable, inventory and accounts payable. The level of borrowings has historically fluctuated significantly during the year and at September 30, 2004, we had net accounts receivable of $105.3 million, inventory of $60.0 million, accounts payable of $129.6 million and no bank debt. At March 31, 2004, we had net accounts receivable of $79.9 million, inventory of $30.2 million, accounts payable of $92.2 million and no bank debt. At March 31, 2003, we had net accounts receivable of $54.8 million, inventory of $22.8 million, accounts payable of $67.1 million and no bank debt.

      Cash flow used by operations for the six-month period ended September 30, 2004 of $7.4 million was primarily the result of net income of $9.5 million and depreciation and amortization of $1.6 million offset by a reduction of deferred income tax of $1.5 million and net reductions in working capital of $17.2 million. Investing activities during this period used $1.7 million of cash primarily from the proceeds from the sales-leaseback of $6.4 million offset by $1.2 million in loans principally to Mix & Burn, Inc., a start-up company developing a music listening and CD burning station for the retail market in which we have made a strategic investment, offset by the purchase of property and equipment of $6.5 million in connection with our new warehouse. Financing activities provided cash of $2.9 million during the period primarily from the proceeds from the exercise of options and warrants of $3.9 million offset by net repayments of a note payable of $651,000. Cash flow from operations for the year ended March 31, 2004 of $7.4 million was primarily the result of net income of $8.9 million, depreciation and amortization of $2.0 million and non-cash charges of $1.3 million, offset by net reductions in working capital of $4.8 million for 2004. Investing activities used $15.5 million of cash, of which $10.5 million was related with the acquisition of BCI and $5.0 million for the purchase of furniture, equipment and leasehold improvements. Financing activities provided cash of $12.1 million during the period primarily from the net proceeds of a private placement of $11.7 million. Cash flow from operations for the year ended March 31, 2003 of $1.3 million was primarily the result of net income of $4.3 million and depreciation and amortization of $2.1 million, offset by net reductions in working capital of $5.3 million for 2003. Investing activities used $9.3 million of cash, of which $7.5 million was related with the acquisition of Encore and $1.0 million for the purchase of equipment and leasehold improvements.

      We anticipate capital expenditures in fiscal 2006 to be approximately $1.5 million to $2.0 million. If the FUNimation acquisition is completed, cash outlays related to licensing of product for the combined companies is expected to increase.

      In June 2004, we completed construction of a new warehouse adjacent to our headquarters building in New Hope, Minnesota. We funded the construction from our working capital line and a $4.6 million construction loan from The Business Bank. Upon completion, we sold the building to NL Ventures IV New Hope, LP for $6.4 million under a sale leaseback transaction and paid off amounts owed to The Business Bank. We entered into a 15-year lease for the new building at approximately $55,000 per month and extended its current lease for a period of 15 years for the headquarters building.

      In October 2001, we entered into a credit agreement with General Electric Capital Corporation, a/k/a GE Commercial Finance, for a three-year $30.0 million credit facility for use in connection with our working capital needs. In June 2004, this credit agreement was amended and restated to, among other things, extend the term of the agreement to December of 2007 and to provide for two senior secured facilities: a $10.0 million revolving acquisition facility and a $40.0 million revolving working capital facility. Additionally, $10.0 million of the $40.0 million revolving working capital facility may be used by the company for acquisitions, providing us with an aggregate revolving acquisition availability of up to $20.0 million. Our ability to borrow is based upon compliance with certain requirements and financial covenants in our credit facility described below.

      In association with GE Commercial Finance credit facility agreement, we also pay certain facility and agent fees. During the period ended September 30, 2004, the maximum amount we borrowed under the credit facility was $3.7 million. As of September 30, 2004 and March 31, 2004, respectively, we had no balance under this facility. Interest paid under this facility was $101,000 and $146,000 for the six-month period for fiscal 2005 and 2004, respectively.

      Under this agreement we are required to meet certain financial and non-financial covenants. The financial covenants include a variety of financial tests that are used to determine our overall financial stability and include limitations on our capital expenditures, a minimum ratio of EBITDA to fixed charges, and a minimum of indebtedness to EBITDA. We exceeded our capital expenditure covenant as of September 30, 2004 due to an increase in building and picking system costs. However, as of September 30, 2004, we received a waiver and amendment for this covenant violation. We also amended this facility on January 10, 2005 to permit us to consummate the FUNimation acquisition and this offering. We anticipate that we may borrow amounts under this credit facility from time to time during fiscal 2005 to meet our seasonal working capital requirements.

      We currently believe funds generated from the expected results of operations and available cash and cash equivalents and borrowings under our $40.0 million credit facility will be sufficient to satisfy our working capital requirements and finance organic expansion plans and strategic initiatives for this fiscal year, absent significant acquisitions. We have stated our plans to grow through acquisitions; however, opportunities that may exceed availability under our existing GE Commercial Finance acquisition line will likely require the use of equity or debt capital, some combination thereof, or other financing.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF FUNIMATION

      The following discussion should be read in conjunction with FUNimation’s combined financial statements and related notes and other financial information appearing elsewhere in this prospectus. In addition to historical information, the following discussion and other parts of this prospectus contain forward-looking information that involve risks and uncertainties. FUNimation’s actual results could differ materially from those anticipated by such forward-looking information due to the factors discussed under “Risk Factors” and elsewhere in this prospectus.

Overview

      FUNimation, which is based in Fort Worth, Texas, is a leading content provider in the United States market for anime. FUNimation licenses anime properties and translates and adapts the content for television programming and home videos, primarily targeting audiences between the ages of 6 and 17. In addition, FUNimation licenses other children’s entertainment content. FUNimation leverages its licensed content into various revenue streams, including television broadcast, VHS and DVD home video distribution and licensing of merchandising rights for toys, video games, trading cards. FUNimation’s licensed titles include Dragon Ball Z, Fullmetal Alchemist, Yu-Gi-Oh!, Code Lyoko, Teenage Mutant Ninja Turtles, Arthur, Case Closed, Yu Yu Hakusho, Beyblade, Fruits Basket and Cabbage Patch Kids. A number of these titles currently are airing on various television networks including The Cartoon Network, ABC Family and Fox.

Critical Accounting Policies and Estimates

      This discussion and analysis of financial condition and results of operations discusses FUNimation’s combined financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. FUNimation continually evaluates the policies and estimates it uses to prepare its combined financial statements. In general, management’s estimates and assumptions are based on historical experience, known trends or events, and other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions.

      FUNimation’s accounting policies are more fully described in note 1 of the notes to FUNimation’s combined financial statements. Below is a summary of critical accounting policies, among others, that management believes involve significant judgments and estimates used in the preparation of its combined financial statements.

     Revenue Recognition

      All revenue is recognized upon meeting the recognition requirements of American Institute of Certified Public Accountants Statement of Position (“SOP”) 00-2, Accounting by Producers or Distributors of Films. Revenues from home video distribution are recognized, net of an allowance for estimated returns, in the period in which the product is available for sale by FUNimation’s customers (generally upon shipment to the customer and in the case of new releases, after “street date” restrictions lapse). Revenues from broadcast licensing and home video sublicensing are recognized when the programming is available to the licensee and other recognition requirements of SOP 00-2 are met. Fees received in advance of availability are deferred until revenue recognition requirements have been satisfied. Royalties on sales of licensed products are recognized in the period earned. In all instances, provisions for uncollectible amounts are provided at the time of sale.

     Production Costs

      Production costs represent unamortized costs of films and television programs, which have been produced by FUNimation or for which FUNimation has acquired distribution rights. Costs of produced films and television programs include all production costs, which are expected to be recovered from future revenues. Amortization of production costs is determined based on the ratio that current revenue earned from the films and television programs bear to the projected ultimate future revenue, as defined by SOP 00-2.

      When estimates of total revenues and costs indicate that an individual title will result in an ultimate loss, an impairment charge is recognized to the extent that license fees and production costs exceed estimated fair value, based on discounted cash flows, in the period when estimated.

     Inventory

      Inventories consist primarily of finished products for sale and are carried at the lower of cost (first-in, first-out method) or market. Management periodically reviews inventory and provides reserves for excess, obsolete or damaged inventory based on changes in customer demand, technology and other economic factors.

     Accounts and Royalties Receivable

      Accounts receivable represent trade receivables from customers less allowances for doubtful accounts and returns. Such allowances are established by management based on historical experience and evaluation of specific accounts. FUNimation generally does not require collateral from customers. Receivables are charged against the allowance for doubtful accounts when management determines such accounts are uncollectible.

      Royalties receivable represent uncollected royalties earned on sale of licensed products, less allowances for doubtful accounts.

      A reserve for sales returns is established based on historical trends in product return rates. If the actual returns were to deviate from the historical data on which the reserve had been established, FUNimation’s revenues could be adversely affected.

     Participation Costs and License Fees

      License fees represent fixed minimum advance payments made to program suppliers for exclusive distribution rights. Distribution rights are granted under licensing agreements with initial terms that generally range from five to seven years. A program supplier’s share of distribution revenues (participation cost) is retained by FUNimation until the share equals the license fees paid to the program supplier plus recoupable production costs. Thereafter, any excess is paid to the program supplier. License fees are amortized as recouped by FUNimation. Participation costs are accrued in the same ratio that current period revenue for a title or group of titles bear to the estimated remaining unrecognized ultimate revenue for that title.

Royalties Payable

      Royalties payable represents management’s estimate of accrued and unpaid ultimate participation costs as of the end of the fiscal year. Royalties are generally due and paid to the licensor one month after each quarterly period for sales of merchandise and license fees received.

Results of Operations

      The following table sets forth FUNimation’s results of operations expressed as a percentage of total revenues for the three years ended December 31, 2003 and the nine months ended September 30, 2003 and 2004.

	Fiscal Years Ended			Nine Months Ended
	December 31,			September 30,

	2001	2002	2003	2003	2004

				(Unaudited)
Wholesale and retail sales	58%	66%	73%	75%	83%
License and royalty revenue	28	28	25	23	15
Broadcast revenue	13	6	1	1	1
Other	1	—	1	1	1

Revenues	100%	100%	100%	100%	100%

Cost of wholesale and retail sales	27%	23%	29%	34%	25%
Royalty expense	25	24	22	25	24
Selling, general and administrative	8	13	10	10	13
Depreciation and amortization	—	—	—	—	1
Interest expense-related parties	—	1	—	—	1

Total costs and expenses	60%	61%	61%	69%	64%

Net income	40%	39%	39%	31%	36%

Nine Months Ended September 30, 2004 Compared to Nine Months Ended September 30, 2003

Revenues

      Revenues for the nine months ended September 30, 2003 and 2004 were as follows (in thousands):

	Nine Months Ended
	September 30,

	2003	2004	$ Change	% Change

	(Unaudited)
Wholesale and retail sales	$42,464	$36,681	$(5,783)	(14)%
License and royalty revenue	13,017	6,795	(6,222)	(48)
Broadcast revenue	604	578	(26)	(4)
Other	618	401	(217)	(35)

Total	$56,703	$44,455	$(12,248)	(22)%

      The decrease in wholesale and retail sales for the nine months ended September 30, 2004 compared to the same period of 2003 was primarily related to a decreased number of Dragon Ball Z and Dragon Ball GT home video releases, offset by increased sales of Yu Yu Hakusho and new licensed properties such as Kiddy Grade and Tenchi Muyo GXP!. License and royalty revenue decreased during this period due to reduced sales of certain licensed property-themed merchandise, primarily due to the decreased number of video game releases based on the Dragon Ball Z property compared to the prior period. FUNimation expects its future sales will fluctuate based on home video and licensed merchandise release schedules and its ability to source new content licenses and secure new broadcast arrangements.

Cost of Wholesale and Retail Sales

      Cost of wholesale and retail sales includes costs associated with the production, manufacture and shipment of FUNimation’s home videos. For the nine months ended September 30, 2004, costs of wholesale and retail sales decreased 44%, or $8.5 million, to $11.0 million when compared to the same period in 2003, primarily due to decreased home video sales of Dragon Ball Z and Dragon Ball GT, and the third-party home video distributed property Yu-Gi-Oh!. As a percentage of wholesale and retail sales, cost of wholesale and retail sales decreased from 46% in 2003 to 30% in 2004 due to lower home video duplication costs, increased home video sales of third-party distributed properties which do not have any associated production costs and a shifting sales mix from VHS to higher-margin DVD titles, as well as a substantially smaller write-down of VHS inventory to market value compared to 2003.

Royalty Expense

      Royalty expense, which represents the contractual earnings of FUNimation’s licensed content providers, decreased 24%, or $3.4 million, for the nine months ended September 30, 2004, when compared to the same period in 2003, primarily due to the decrease in wholesale and retail sales and license and royalty revenue.

Selling, General and Administrative Expenses

      Selling, general and administrative expenses, which consists principally of executive, accounting and administrative personnel and related expenses, for the nine months ended September 30, 2004, decreased 2%, or $0.1 million to $5.8 million when compared to the same period in 2003. However, this decrease was offset by the receipt of $1.6 million in recovery of a royalty receivable previously written off in 2002. Excluding this recovery, the increase in selling general and administrative expenses was due to increased payroll and employee benefits due to higher staffing levels during 2004 that accompanied a higher number of licensed properties.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Revenues

      Revenues for the years ended December 31, 2002 and 2003 were as follows:

	2002	2003	$ Change	% Change

	(In thousands)
Wholesale and retail sales	$41,881	$59,688	$17,807	43%
License and royalty revenue	18,033	20,211	2,178	12
Broadcast revenue	3,772	844	(2,928)	(78)
Other	15	887	872	5813

Total	$63,701	$81,630	$17,929	28%

      The increase in wholesale and retail sales during 2003 was primarily related to home video sales of new licensed properties, including Dragon Ball GT, and third-party home video distributed properties including Yu-Gi-Oh! and Teenage Mutant Ninja Turtles. License and royalty revenue increased primarily due to strong demand for certain licensed property-themed video game releases, including one based on the Dragon Ball Z property. These increases were partially offset by a decline in broadcast revenue due to the timing of the delivery of certain episodes to The Cartoon Network.

Cost of Wholesale and Retail Sales

      Cost of wholesale and retail sales increased 61%, or $9.0 million, to $23.8 million for the year ended December 31, 2003, when compared to the same period in 2002, primarily due to increased home video sales during 2003 of FUNimation’s licensed properties and third-party distributed properties. As a percentage of wholesale and retail sale, costs of wholesale and retail sales increased from 35% in 2002 to 40% in 2003 primarily due to a significant write-down in 2003 of VHS inventory to market value.

Royalty Expense

      Royalty expense increased 22%, or $3.2 million, to $18.2 million for the year ended December 31, 2003, when compared to the same period in 2002, primarily due to increased home video and license and royalty revenue during 2003. These increases were partially offset by a decline in broadcast revenue due to the timing of the delivery of certain licensed properties’ episodes to The Cartoon Network.

Selling, General and Administrative Expenses

      Selling, general and administrative expenses were relatively unchanged for the year ended December 31, 2003, when compared to the same period in 2002. However, during 2002, FUNimation wrote off a royalty receivable of approximately $2.6 million following the bankruptcy of one of its merchandising licensees. Excluding the effect of this write-off, selling, general and administrative expenses increased in 2003 by approximately $2.6 million, due to increased payroll and employee benefits.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Revenues

      Revenues for the years ended December 31, 2001 and 2002 were as follows:

	2001	2002	$ Change	% Change

	(In thousands)
Wholesale and retail sales	$28,714	$41,881	$13,167	46%
License and royalty revenue	14,168	18,033	3,865	27
Broadcast revenue	6,324	3,772	(2,552)	(40)
Other	554	15	(539)	(97)

Total	$49,760	$63,701	$13,941	28%

      The increase in revenues during 2002 was due to a number of factors. The increase in wholesale and retail sales was primarily related to home video sales of Dragon Ball Z as well as new licensed properties, including Yu Yu Hakusho, and third-party home video distributed properties including Yu-Gi-Oh!. License and royalty revenue increased primarily due to increased sales of Dragon Ball Z video games. These increases were partially offset by a decline in broadcast revenue due to the timing of delivery of certain episodes to The Cartoon Network.

Cost of Wholesale and Retail Sales

      Cost of wholesale and retail sales increased 12%, or $1.6 million, to $14.8 million for the year ended December 31, 2002, when compared to the same period in 2001, primarily due to increased home video sales during 2002. As a percentage of wholesale and retail sales, cost of wholesale and retail sales decreased from 46% in 2001 to 35% in 2002, primarily due to lower home video duplication costs, increased home video sales of third-party distributed properties which do not have any associated production costs, and a shifting sales mix from VHS to higher-margin DVD titles.

Royalty Expense

      Royalty expense increased 22%, or $2.7 million, to $15.0 million for the year ended December 31, 2002, when compared to the same period in 2001, primarily due to increased home video and merchandise sales during 2002. These increases were partially offset by a decline in broadcast revenue due to the timing of delivery of certain episodes to The Cartoon Network.

Selling, General and Administrative Expenses

      Selling, general and administrative expenses increased 102%, or $4.3 million, to $8.5 million for the year ended December 31, 2002, when compared to the same period in 2001, primarily due to the 2002 write-off of a royalty receivable of approximately $2.6 million following the bankruptcy filing of one of FUNimation’s merchandising licensees. Excluding the effect of this write-off, selling, general and administrative expenses increased by approximately $1.7 million due to increased payroll and employee benefits.

Liquidity and Capital Resources

      FUNimation has historically financed its working capital needs through cash generated from its operations and management of the various components of its working capital, including accounts and royalties receivable, inventories, accounts payable and accrued liabilities, and royalties payable. FUNimation’s working capital has historically fluctuated significantly, and at September 30, 2004, FUNimation had accounts and royalties receivable of $12.6 million, inventories of $10.6 million, accounts payable and accrued liabilities of $1.1 million, and royalties payable of $8.1 million. At December 31, 2003, FUNimation had accounts and royalties receivable of $13.2 million, inventories of $8.4 million, accounts payable and accrued liabilities of $1.5 million, and royalties payable of $9.2 million. At December 31, 2002, FUNimation had accounts and royalties receivable of $4.2 million, inventories of $9.4 million, accounts payable and accrued liabilities of $1.5 million, and royalties payable of $9.4 million. As of December 31, 2001, FUNimation had accounts and royalties receivable of ($2.6) million, inventories of $4.2 million, accounts payable and accrued liabilities of $1.2 million, and royalties payable of $4.8 million.

      During the nine months ended September 30, 2004, net cash provided by operating activities of $6.3 million was primarily the result of net income of $16.6 million and depreciation of $0.2 million, amortization of license advances and production costs of $4.3 million and changes in working capital of $3.3 million, offset by a reduction in the provision for returns and doubtful accounts of $6.9 million and expenditures for license advances and production costs of $11.3 million. Cash flows used in investing activities were $0.4 million for purchases of property and equipment. Cash flows used in financing activities were $6.5 million for distributions to partners.

      During the year ended December 31, 2003, net cash provided by operating activities of $14.2 million was primarily the result of net income of $30.5 million, depreciation of $0.2 million, an increase in the provision for returns and doubtful accounts of $18.5 million and amortization of license advances and production costs of $8.6 million, offset by a reduction in working capital components of $32.2 million and expenditures for license advances and production costs of $11.4 million. Cash flows used in investing activities were $0.8 million for purchases of property and equipment. Cash flows used in financing activities were $21.5 million for distributions to partners.

      During the year ended December 31, 2002, net cash provided by operating activities of $18.6 million was primarily the result of net income of $24.9 million, depreciation of $0.2 million, amortization of license advances and production costs of $3.1 million and an increase in the provision for returns and doubtful accounts of $15.9 million, offset by a reduction in working capital components of $16.7 million and expenditures for license advances and production costs of $8.7 million. Net cash used in investing activities was $1.3 million, comprised of $1.2 million in purchases of property and equipment and the payment of a bond of $0.1 million. Cash flows used in financing activities were $13.0 million for distributions to partners.

      During the year ended December 31, 2001, net cash provided by operating activities of $21.1 million was primarily the result of net income of $20.0 million, amortization of license advances and production costs of $1.4 million, and an increase in the provision for returns and doubtful accounts of $8.8 million offset by a reduction in working capital components of $5.9 million and expenditures for license advances and production costs of $3.3 million. Cash flows used in investing activities were $0.2 million for purchases of property and equipment. Net cash used in financing activities was $17.0 million, comprised of $21.0 million in distributions to FUNimation’s partners offset by $4.0 million of proceeds from related party notes payable.

      For the years ended December 31, 2001, 2002 and 2003 and for the nine months ended September 30, 2004, FUNimation invested $1.8 million, $6.9 million, $8.6 million and $9.0 million, respectively, for license advance expenditures to secure new licenses. The amount invested for prepaid royalties can fluctuate based on timing and availability of new content license opportunities.

      FUNimation currently believes that funds generated from its expected results of operations and available cash and cash equivalents will be sufficient to satisfy its working capital requirements and finance expansion plans and strategic initiatives for 2005.

Market Risk

      FUNimation currently has $4.0 million in borrowings under notes payable to related parties. Because the rate is fixed, a change in interest rates would not have a material effect on FUNimation’s future earnings, fair values or cash flows. Such related party notes are required to be cancelled on or prior to the closing of the FUNimation acquisition under the terms of the FUNimation purchase agreement. It is FUNimation’s policy not to enter into derivative financial instrument transactions.

Seasonality

      FUNimation’s quarterly operating results are not materially affected by seasonality. Operating results may be affected during the year based on the success of products relative to wholesale and retail sales and license and royalty revenues.

Contractual Obligations

      The following table presents information regarding contractual obligations that exist as of September 30, 2004 by calendar year (in thousands).

					More Than
	Total	1 Year	2-3 Years	4-5 Years	5 Years

License agreements	$6,500	$5,000	$1,500	—	—

Total	$6,500	$5,000	$1,500	—	—

THE FUNIMATION ACQUISITION

      On January 10, 2005, we signed an agreement to acquire all of the general and limited partnership interests of FUNimation, which we refer to as the FUNimation acquisition. FUNimation, which is based in Fort Worth, Texas, is a leading content provider in the United States market for Japanese animation. FUNimation licenses properties from Japanese rights holders and translates and adapts the content for television programming and home videos, primarily targeting audiences between the ages of 6 and 17. FUNimation leverages its licensed content into various revenue streams, including television broadcast, VHS and DVD home video distribution, and licensing of merchandising rights for toys, video games and trading cards. FUNimation’s licensed titles include Dragon Ball Z, Fullmetal Alchemist, Yu-Gi-Oh!, Code Lyoko, Teenage Mutant Ninja Turtles, Arthur, Case Closed, Yu Yu Hakusho, Beyblade, Fruits Basket and Cabbage Patch Kids. A number of these titles currently are airing on various television networks including The Cartoon Network, ABC Family and Fox. We believe that, if consummated, the FUNimation acquisition will continue the recent expansion of our publishing business, enable us to establish new relationships with vendors and customers and provide us with attractive content to publish and distribute. For the years ended December 31, 2001, 2002 and 2003, FUNimation had net sales of $49.8 million, $63.7 million and $81.6 million, respectively, and pre-tax income of $20.0 million, $24.9 million and $30.5 million, respectively. FUNimation’s gross margin for the nine months ended September 30, 2004, after cost of wholesale and retail sales and royalty expense, was 51.3%.

      The FUNimation acquisition is subject to the satisfaction of customary closing conditions, including obtaining financing for the cash portion of the purchase price, which we intend to fund from the proceeds of this offering. We expect the FUNimation acquisition to close shortly after completion of this offering. As consideration for the acquisition of FUNimation, the sellers of FUNimation will receive $100.4 million in cash and that number of shares of Navarre common stock determined by dividing $25.0 million by the average volume-weighted price of the common stock, for the 20-trading day period immediately prior to the closing date of the transaction, subject to a minimum of 1,495,216 shares and a maximum of 1,827,486 shares. In addition, during the five-year period following the closing of the transaction, we may pay up to an additional $17.0 million in cash to the FUNimation sellers if they achieve certain agreed-upon financial targets relating to the FUNimation business.

      We believe that, if consummated, the FUNimation acquisition will continue the recent expansion of our publishing business, enable us to establish new relationships with vendors and customers and provide us with attractive content to publish and distribute.

Purchase Agreement

      The following is a summary of the material provisions of the purchase agreement and is qualified in its entirety by reference to the Partnership Interest Purchase Agreement, dated January 10, 2005, a copy of which has been filed as an exhibit to our Current Report on Form 8-K filed on January 11, 2005.

      The purchase agreement contains customary provisions, including, among others, representations and warranties, and covenants with respect to the conduct of FUNimation’s business.

      The aggregate consideration to be paid for the FUNimation partnership interests consists of:

•	cash consideration of $100.4 million, subject to certain post-closing adjustments, not to exceed $5.0 million;

•	stock consideration equal to the number of shares determined by dividing $25.0 million by the average volume weighted price of the common stock for the 20-trading day period immediately prior to the closing date of the transaction, subject to a minimum of 1,495,216 shares and a maximum of 1,827,486 shares.

•	contingent consideration of up to $17.0 million in cash payable as follows: a cash payment of $5.0 million in each of the three full fiscal years following the closing if FUNimation achieves an EBIT (as defined in the purchase agreement) of $25.0 million during the preceding fiscal year, and a cash payment of $.04 million in each of the five full fiscal years following the closing if FUNimation achieves an EBIT of $15.0 million during the preceding fiscal year.

      In addition, pursuant to the purchase agreement, we will complete the FUNimation acquisition only if a number of conditions are satisfied or waived, including the following:

•	satisfaction of all conditions to be performed by the FUNimation sellers and the truth and correctness of all representations made to us in the purchase agreement;

•	the satisfaction of all regulatory approvals and expiration or early termination of the Hart-Scott-Rodino waiting period;

•	cancellation of all related party indebtedness of FUNimation and our receipt of release agreements from all of the FUNimation sellers;

•	execution and delivery of Gen Fukunaga’s employment agreement, non-competition agreements from each of the FUNimation sellers and the registration rights agreement; and

•	we shall have obtained funds sufficient to enable us to consummate the transactions contemplated by the purchase agreement on terms satisfactory to us.

      The FUNimation sellers are obligated to indemnify us for a period of three years for any breach of or inaccuracy of any representation or warranty made in the purchase agreement and any breach of or failure to perform any of their covenants or agreements; provided, however, that the maximum amount of claims that are indemnified under the purchase agreement initially is $20.0 million and the first $1.0 million in losses are not covered. In the event we fail to consummate the purchase agreement by May 15, 2005 due to a failure to secure financing as contemplated, we are required to pay to the FUNimation sellers a termination fee of $2.5 million. In the event the FUNimation sellers fail to consummate the purchase agreement in order to pursue a competing offer, the FUNimation sellers must pay to us a termination fee of $2.5 million.

Gen Fukunaga Employment Agreement

      Gen Fukunaga has entered into an employment agreement providing for his employment as President, Chief Executive Officer and Director of FUNimation Productions, Ltd. The term of this agreement is five years from the closing date of the FUNimation acquisition. The agreement currently provides for a base salary of $350,000 per year, subject to annual adjustments by the board of directors of FUNimation Productions, Ltd., and an annual bonus consistent with Navarre’s executive bonus program. Upon the closing of the acquisition, Mr. Fukunaga will be issued 250,000 options to purchase Navarre common stock, which shall be issued with an exercise price equal to the closing price immediately preceding the issuance date. Mr. Fukunaga will also be eligible for customary benefits that are provided to similarly-situated executives including health and disability insurance, future stock option grants, reimbursement of his reasonable business expenses, and paid vacation time.

      The agreement also provides Mr. Fukunaga with the ability to earn two performance-based bonuses in the event that certain financial targets are met by the FUNimation business during the fiscal years ending March 31, 2005-2010. Specifically, if the total EBIT of FUNimation during the fiscal years ending March 31, 2005 through March 31, 2008 is in excess of $90.0 million, Mr. Fukunaga is entitled to receive a bonus payment in an amount equal to 5% of the EBIT that exceeds $90.0 million; however, this bonus payment shall not exceed $5.0 million. Further, if the combined EBIT of the FUNimation business is in excess of $60.0 million during the period consisting of the fiscal years ending March 31, 2009 and 2010, Mr. Fukunaga is entitled to receive a bonus payment in an amount equal to 5% of the EBIT that exceeds $60.0 million; however, this bonus payment shall not exceed $4.0 million.

      If the employment of Mr. Fukunaga is terminated by FUNimation Productions, Ltd. without cause or by Mr. Fukunaga for good reason, Mr. Fukunaga is entitled to receive payment of his annual salary, plus an amount equal to the bonus payable as a portion of his annual salary for the lesser of the remaining term of his employment agreement or two years. Payments to be made under these circumstances do not include the performance-based bonuses payable in connection with meeting the EBIT targets discussed above.

      The agreement includes certain non-competition and non-solicitation provisions that apply to Mr. Fukunaga’s activities during the term of the employment agreement and for 18 months thereafter.

Registration Rights Agreement

      At the closing of the FUNimation acquisition, we expect to enter into a registration rights agreement with the FUNimation sellers. The registration rights agreement will provide the holders of Navarre’s common stock issued in connection with the FUNimation acquisition with one demand registration right and customary piggyback registration rights. The demand right is exercisable within two years of the closing date of the acquisition and the registration is required to include at least 50% percent of the shares issued to the FUNimation sellers in the acquisition. Furthermore, a demand registration will only be permissible if we are eligible to use a registration statement on Form S-3.

      Any such registration statement is required to be kept effective for a period of one year, and we are obligated to pay all expenses of any registration other than underwriting discounts and commissions. The registration rights agreement provides that a demand request is not effective if it occurs within 60 days prior to the estimated date of filing of, and ending on a date that is 90 days following the effective date of, a Company-initiated registration statement. Furthermore, the FUNimation sellers have agreed to not sell any of the shares received in the FUNimation acquisition without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to any Company offering seeking to raise in excess of $10.0 million in gross proceeds and ending on the date agreed by the Company and the managing underwriter, but not to exceed 90 days.

      The registration rights to be granted to the FUNimation sellers will terminate two years after the date of the registration rights agreement or such earlier time at which all the shares of common stock held by a FUNimation seller can be sold in any three month period without registration in compliance with Rule 144 of the Securities Act.

Contingent Earnout Payments and Purchase Price Adjustments

      Under the terms of the FUNimation acquisition agreement, over the five-year period following the closing of the acquisition, we have an obligation to pay to the FUNimation sellers additional cash of up to $17.0 million upon achievement of certain agreed-upon financial targets relating to the FUNimation business. In addition, the consideration to be paid at the closing of the FUNimation acquisition is subject to the determination of the total equity value of FUNimation as of the closing date of the FUNimation acquisition and a holdback provision for potential uncollectible accounts receivable, if any. Under the terms of the holdback provision, we will withhold $1.8 million from the purchase price to be paid at closing. If the FUNimation acquisition is consummated, we expect the FUNimation total equity value determination to be finalized during the six months following the closing of the acquisition, and we expect the accounts receivable holdback amount, less any amount retained by us, to be released to the sellers within 120 days following the closing of the FUNimation acquisition. Any adjustments made as a result of the purchase price adjustments could result in a change in goodwill of up to $5.0 million.

DESCRIPTION OF FUNIMATION

Overview

      FUNimation, which is based in Fort Worth, Texas, is a leading content provider in the United States market for anime. In addition, FUNimation licenses other children’s entertainment content. FUNimation’s licensed titles include Dragon Ball Z, Fullmetal Alchemist, Yu-Gi-Oh!, Code Lyoko, Teenage Mutant Ninja Turtles, Arthur, Case Closed, Yu Yu Hakusho, Beyblade, Fruits Basket and Cabbage Patch Kids. FUNimation identifies, based on its own market research, properties that it believes can be successfully adapted to the U.S. anime and children’s content market. This market research generally involves analyzing television ratings, merchandise sales trends, home video sales, anime magazines and popularity polls in both the U.S. and Japanese markets. After identifying a property that has the potential for success in the United States, FUNimation seeks to capitalize on its relationships with Japanese rights holders and its reputation as a content provider of anime in the United States to obtain the commercial rights to such property, primarily for television programming, home video distribution and merchandising.

Broadcast

      For television programming, FUNimation translates and adapts its licensed anime titles to conform to U.S. television programming standards. FUNimation performs most of its production work in-house at its production facility in Fort Worth, Texas. As of January 10, 2005, the primary television broadcast outlets for FUNimation’s licensed properties were as follows:

Titles†	Broadcast Outlet

Dragon Ball GT	Cartoon Network
Yu Yu Hakusho	Cartoon Network
Yu-Gi-Oh!*	Cartoon Network and WB
Teenage Mutant Ninja Turtles*	Cartoon Network and FoxBox
Fullmetal Alchemist	Cartoon Network
Beyblade*	ABC Family and Toon Disney
Braceface*	Disney
Arthur*	PBS
Connie the Cow*	Noggin
Dragon Booster*	ABC Family and Toon Disney
Code Lyoko*	Cartoon Network
Sonic X*	FoxBox
Shaman King*	FoxBox
Timothy Goes to School*	Discovery Kids and TLC
Never Ending Story*	HBO Family
Degrassi*	The N

†	FUNimation currently licenses the U.S. home video distribution rights for such titles.

*	Broadcast and certain other rights for such property are owned or licensed by third parties.

Home Video Distribution

      FUNimation seeks to increase the revenue derived from its licensed properties through home video distribution. FUNimation also currently provides home video distribution services for other children’s content providers, including 4Kids Entertainment, Nelvana and Alliance Atlantis. A majority of its home videos are sold directly to major retail chains. According to Nielsen VideoScan, in 2004, FUNimation was ranked as the leading distributor of anime home video in the United States.

Licensing and Merchandising

      For properties in which FUNimation controls the merchandise rights, it seeks to further leverage its licensed content by sub-licensing these rights to manufacturers of children’s and other products. FUNimation has developed a network of over 80 license partners, including JAKKS Pacific, Atari, ODM, SCORE Entertainment and Scholastic, for the merchandising of toys, video games, apparel, trading and collectible card games and books. FUNimation manages its properties for consistent and accurate portrayal throughout the marketplace. FUNimation receives royalties from its sublicensees based on a predetermined royalty rate, subject to guaranteed minimums in certain cases.

Retail Sales and Web Sites

      FUNimation operates websites devoted to the anime fan base. Typically, as part of its brand management strategy, FUNimation will develop an interactive site for each licensed property. The sites provide information about upcoming episodes and the characters associated with the show. In addition, FUNimation’s properties are supported by its in-house Internet store, the Z-Store, which sells home videos and licensed merchandise.

U.S. Anime Market

      According to industry sources, the U.S. market for home video sales of anime product grew from approximately $500 million in 2002, to approximately $550-$600 million in 2003. Television exposure continues to be a critical promotional vehicle for increasing sales of home video units and licensed/ merchandise. Based on market data, over 450 hours of anime programming is broadcast per week over a number of television stations and networks, including Fox, ABC Family, The Cartoon Network and the Anime Network. We expect that more television time will be devoted to anime programming as new networks such as MTV2 and Animax have announced plans to include anime in their programming schedules. At present, anime home video sales are experiencing a shift from VHS sales to DVD sales.

BUSINESS

Overview

      We are a distributor and publisher of a broad range of home entertainment and multimedia products, including PC software, CD audio, DVD and VHS video, video games and accessories. Since our founding in 1983, we have established distribution relationships with major retailers including Best Buy, Wal-Mart, CompUSA and Sam’s Club, and we currently distribute to over 18,000 retail and distribution center locations throughout the United States and Canada. We believe that our established relationships throughout the supply chain, broad product offering and state-of-the-art distribution facility permits us to offer industry-leading home entertainment and multimedia products to our retail customers and provide access to attractive retail channels for the publishers of such products.

      Historically, our business has focused on providing distribution services for third party vendors. Over the past two years, we have expanded our business to include the licensing and publishing of home entertainment and multimedia content, primarily through our acquisitions of publishers in select markets. In so doing, we believe that we can leverage our sales experience and distribution capabilities to drive increased retail penetration and more effective distribution of such products and enables content developers and publishers to focus more on their core competencies.

      As part of our growth strategy described below, on January 10, 2005, we signed an agreement to acquire FUNimation. See “The FUNimation Acquisition.”

      Our business is divided into two segments – distribution and publishing.

      Distribution. Through our distribution business, we distribute and provide fulfillment services in connection with a variety of finished goods that are provided by our vendors, which include PC software and video game publishers, independent and major music labels, and major motion picture studios. These vendors provide us with PC software, CD audio, DVD and VHS video, and video games and accessories which we in turn distribute to our retail customers. Our distribution business focuses on providing vendors and retailers with a range of high-quality services, including vendor-managed inventory, Internet-based ordering, electronic data interchange services, fulfillment services and retailer-oriented marketing services. Our vendors include Symantec, Adobe, Microsoft, McAfee, Dreamcatcher Interactive and Sony Online Entertainment.

      Publishing. Through our publishing business, which generally has higher gross margins than our distribution business, we own or license various PC software, CD audio and DVD and VHS video titles, and we package, brand, market and sell such products directly to retailers, to third-party distributors and to our distribution business. Our publishing business currently consists of BCI and Encore. Encore, which we acquired in July 2002, is a publisher of personal productivity, genealogy, education and interactive gaming PC products, including titles such as Print Shop, Mavis Beacon, Zone Alarm and Reader Rabbit. BCI, which we acquired in November 2003, is a provider of niche DVD and video products and in-house produced CDs and DVDs. If we complete the FUNimation acquisition, we expect to operate FUNimation as part of our publishing segment.

Our Strategy

      We seek to continue to grow our distribution and publishing businesses through a combination of organic growth and targeted acquisitions intended to leverage the complementary strengths of such businesses. We intend to execute this strategy as follows:

•	Acquisitions of Attractive Content. We seek to continue to expand our publishing business through the acquisition or licensing of well-established titles or other attractive content. We believe these acquisitions and/or licenses will increase our net sales in our publishing business, which generally has higher margins than our distribution business, and allow us to distribute additional home entertainment and multimedia content through our distribution business. In addition, we believe that by allowing the management of these publishing companies to focus on content licensing and marketing rather than on distribution operations, they will be able to devote more time and greater resources to publishing. We believe that leveraging the core assets and strengths of our distribution business will provide broader retail penetration, distribution expertise and other services for our content and increased sales of our publishing products. We may also sale selective acquisitions of distribution businesses.

•	Distribute a Broader Range and Larger Volume of Products. We seek to distribute a broader range and larger volume of attractive home entertainment and multimedia products to our retail customers. In doing so, we seek to capture additional business from new and existing retail customers and provide them with a lower “all-in” cost of distribution. We also expect that providing additional products to retailers will enable us to gain category management opportunities and enhance our reputation for product distribution expertise. We believe our approximately sixty strategic account associates located throughout the United States and Canada will assist us in increasing retail penetration of our published products with new and existing retail customers.

•	Integrating Our Technology and Systems with Retailers. We seek to enhance the link in the supply chain between us and our publishers and retail customers, through the integration of our respective information and technology systems, including inventory management tools, replenishment systems and point-of-sale information. We believe this integration will lead to better in-stock levels of product, improved on-time arrivals of product to the customer, enhanced inventory management and lower return rates for our customers, thereby strengthening customer relationships.

•	Providing Value-Added Services. We believe that due to increasing retailer logistic needs and demands, including demands for new technology standards such as GTIN® (global trade item number) and RFID (radio frequency identification devices), many publishers will be required to decide whether to spend additional resources to update their distribution capabilities or select a distributor such as us. We believe that such services will enable us to capture additional business from existing and new publishers that seek to utilize such technologies.

      Our overall goal is to create a structure which maximizes the complementary strengths of our businesses: publishing which provides brand management and marketing, licensing, and home video sales; and distribution which provides enhanced distribution, logistics and customer relations.

Our Competitive Strengths

      We believe that we possess the following competitive strengths:

•	Value-Added Services. We offer a wide range of distribution services and procurement solutions intended to capitalize on our broad understanding of the products that we distribute, the procurement process and the supply chain, as well as our logistics expertise and systems capabilities. We believe that our advanced distribution infrastructure enables us to provide customized procurement programs for our retail customers at a lower overall cost than many of our competitors. In addition, we believe that our information technology systems provide cost-effective interfacing with our customers’ information technology systems, supporting integration of the procurement process. We believe that our focus on providing customer-specific and cost-effective solutions is a key benefit that we provide to our retail customers.

•	Broad Product Offering. We provide our retail customers with a broad selection of home entertainment and multimedia products that we believe allows us to better serve their home entertainment and multimedia product requirements. In addition, we regularly survey the markets we serve for new products with significant retail potential from publishers that we currently have relationships with, as well as those we have not distributed for in the past.

•	Established Content in our Publishing Business. We currently exclusively license a number of well-known home entertainment and multimedia titles. Encore, which was recently been ranked by NPD Intellect as the sixth largest PC software publisher in North America ranked by dollars sales, publishes leading titles in the education, productivity, kids and games software categories, including Print Shop,

Print Master, Mavis Beacon, Zone Alarm, Reader Rabbit and Hoyle Casino. According to The NPD Group as of November 2004, the Hoyle brand held a 16% share of the PC Games/Family Entertainment category based on dollar sales, and Hoyle Casino held the #1 rank in this category. According to The NPD Group, Mavis Beacon is the #1 ranking typing title with a 58% market share, as of November 2004. In addition, our BCI subsidiary currently publishes home video and DVD for the television shows Rides and Overhaulin’, both featured on The Learning Channel, and PRIDE Fighting Championships shown on Pay-Per-View. If the FUNimation acquisition is consummated, we also expect to publish and distribute a portfolio of established anime and children’s entertainment titles in the United States, including Dragon Ball Z, Fullmetal Alchemist, Yu-Gi-Oh!, Code Lyoko, Teenage Mutant Ninja Turtles, Arthur, Case Closed, Yu Yu Hakusho, Beyblade, Fruits Basket and Cabbage Patch Kids.

•	Established Relationships with Publishers and Retailers. Since our founding in 1983, we have established distribution relationships with major retailers including Best Buy, Wal-Mart, CompUSA and Sam’s Club, and we currently distribute to over 18,000 retail and distribution center locations throughout the United States and Canada. We believe our strong relationships throughout the supply chain, broad product offering and state-of-the-art distribution facility permit us to offer industry-leading home entertainment and multimedia products to our retail customers and provide access to attractive retail channels for publishers of those products. We believe our relationships with leading publishers and our efficient distribution of their products will allow us to secure distribution rights to leading products in the future. We believe that these relationships give us a competitive advantage in the markets in which we operate and will provide us with attractive channels to distribute current and future products offered by our publishing business.

•	Efficient Operations and Operating Leverage. We believe that our competitive position is enhanced by our efficient operations, which are based on extensive use of automation and technology in our modern distribution facility; centralization of functions such as purchasing, accounting and information systems; and economies of scale. We recently completed a state-of-the-art warehouse facility adjacent to our corporate headquarters. We believe that this facility provides us with an industry-leading fulfillment infrastructure and operating leverage to efficiently service our vendors and retail customers and the capacity to increase the number of products that we distribute without significant additional infrastructure cost.

      If the FUNimation acquisition is completed, we initially intend to operate FUNimation as a stand-alone entity in our publishing business, as reflected in the chart below.

Distribution Markets

PC Software

      According to The NPD Group, the PC software industry achieved $3.7 billion in sales in 2003. Categories that experienced an increase during 2003 were system utilities, business, finance and personal productivity products. We presently have relationships with PC software publishers such as Microsoft Corporation, Symantec Corporation, Roxio, Inc., Adobe Systems Inc., Network Associates, Inc., Dreamcatcher Interactive, Inc., Sony Online Entertainment, Inc., Delorme and THQ. These relationships are important to our distribution business and during the fiscal year ended March 31, 2004 each of these publishers accounted for more than $5.0 million in revenues. In the case of Symantec, sales under this agreement accounted for approximately $31.0 million in net sales in the fiscal year ended March 31, 2004 and approximately $34.0 million for the six months ended September 30, 2004. During the past fiscal year, we added several publishers to our distribution roster.

      While we have agreements in place with our major suppliers, they are generally short-term agreements with terms of one to three years, they generally cover the right to distribute in the United States and Canada, they do not restrict the publisher from distributing their products through other distributors or directly to retailers and they do not guarantee product availability to us for distribution. Our agreements with these publishers provide us with the ability to purchase products at a reduced wholesale price and for us to provide a variety of distribution and fulfillment services in connection with the products. We intend to continue to seek to add publishers that will increase our market share in the PC software industry.

Video Games Software and Accessories

      We continued to expand our distribution of console-based video games in fiscal 2004. According to industry sources, the video games software and accessories industry is estimated to reach $9.4 billion in worldwide sales by 2005. According to industry sources, the installed base of video game consoles in North America is expected to grow to approximately 58.2 million users in 2008 compared to the June 2004 installed base of 32.0 million users. Relationships with video game vendors such as Square Enix USA, Inc., Midway, THQ and Vivendi are important to our growth.

Major Label Music

      According to the Recording Industry Association of America (“RIAA”), audio and music video product shipped to domestic markets was $11.0 billion in 2003. Industry sources indicate that approximately 83% of the unit shipments are derived from major recording labels controlled by five major companies. Those companies are Warner-Elektra-Atlantic Corp., Sony Music Entertainment Inc., EMI Music Marketing, Bertelsmann Music Group, and Universal Music & Video Distribution Corp. Generally, these companies control distribution of their products through major music retail chains and other channels. We distribute major label music to wholesale clubs and mass merchant retailers on a non-exclusive basis through our distribution business.

Independent Music

      The independent segment of the music industry currently represents approximately 17% of total music product according to the RIAA. We are one of a limited number of large independent distribution companies that represent independent labels exclusively on a regional or national basis. These companies provide products and services to the nation’s leading music specialty stores and wholesalers.

      We seek to increase our market share in the independent music distribution business by continuing to seek higher quality music labels and to provide greater service to our customers, in addition to providing content ownership and licensing opportunities. Relationships with independent music labels such as CMH Records, Inc., Studio Distribution, Inc. and Cleopatra Records, Inc. are also important to our distribution business. We have exclusive distribution agreements in place with certain of these labels that allow us to retain a percentage of amounts received in connection with the sale of the products provided by these labels. Among other customary provisions, these agreements provide us with full returnability of the products, the right for us to retain a reserve against potential returns of products, and requirements that the label provide discounts, rebates and price protections.

Major Studio Home Video

      According to industry sources, U.S. home video industry sales totaled $15.0 billion in sales in 2003. Relationships with Universal Distribution Corp., Twentieth Century Fox Home Entertainment and Buena Vista Home Video are important to our home video distribution business.

Our Customers

      Since our founding in 1983, we have established relationships with retailers across mass merchant, specialty and wholesale club channels, including Best Buy, Wal-Mart, CompUSA, Sam’s Club and Costco. We currently sell and distribute products to over 18,000 retail and distribution center locations throughout the United States and Canada. While a major portion of our revenues are generated from these major retailers, we also supply products to smaller independent retailers through telephone sales and our business-to-business site located at www.navarre.com. See “E-Commerce.” Through these sales techniques, we are able to ensure a broad reach of product throughout the country in a cost-efficient manner.

      We continue to increase our sales to Internet retailers, including Amazon.com, Sears.com, Apple.com and OfficeDepot.com.

      In each of the past several years, we have had one or more customers that accounted for 10% or more of our net sales. During the fiscal year ended March 31, 2004, sales to three customers, Best Buy, CompUSA and Sam’s Club, represented approximately 17%, 12% and 11% of our total sales, respectively. During the six months ended September 30, 2004, sales to three customers, Wal-Mart/ Sam’s Club, Best Buy and Fry’s Electronics accounted for approximately 16%, 16%, and 8%, respectively, of our total sales.

Navarre’s Distribution Business Model

Vendor Relationships

      We view our vendors as customers, helping to manage the retail relationship on behalf of our vendors, therefore, making business easier and more productive for them. By doing so, our reputation as a service-oriented organization has helped us expand our vendor roster. We believe that major companies like Microsoft, Adobe, Symantec, Buena Vista, Universal, Sony/BMG, Lucas Arts, Take2, Konami and Square Enix have been added to our vendor roster because of our reputation as a service-driven organization.

      Furthermore, our dedication to smaller, second-tier vendors has helped complement our vendor roster. Many of these vendors do not have the leverage necessary to manage their business effectively with major retailers. We provide these vendors the opportunity to access shelf space and assists in the solicitation, logistics, promotion and management of products. We also conduct one-on-one meetings with smaller vendors to give them the opportunity to establish crucial business relationships with our retail customers. Examples of these vendors are as follows: Dreamcatcher, Webroot, Punch Software, First Look Home Entertainment, Hart Sharp Video, Tokyo Pop, Bay, Intec Inc. and Majesco, among others.

Retail Services

      Along with added sales functions that we provide vendors, we also have the ability to customize shipments to each individual customer. In the case of the warehouse club channel, we may “pre-sticker” up to three different labels, based on the vendor/customer preference. We assemble creative marketing programs, which include pallet programs, product bundles and specialized packaging. We also create multi-vendor assortments for the club channel providing the retailer with a broad assortment of products. Our marketing and creative services department designs and produces “sell sheets” and free standing displayers for retail.

      We are also committed to offering first-rate information flow for all vendors. We understand the importance of sharing sell through, inventory, sales forecasts, promotional forecasts, SKU status and all SKU data with the respective vendor. We provide the aforementioned information via an online portal, which is password protected, for all vendors. Furthermore, each individual account manager has account specific information that is shared on a regular basis with appropriate vendors. We also accommodate specialized reporting requests for our vendors, which we believe helps in the management of their business.

Warehouse Systems

      A primary focus of our distribution business is logistics and supply chain management. As customer demands become more sophisticated, we have continued to update our technology. Our most recent investment involves a new highly automated material handling facility which we believe will improve efficiency and assist in reducing costs for both vendors and customers. With our state-of-the-art, highly automated returns processing system, we generally are able to process returns and issue both credit and vendor deductions within 48 hours of receipt. We believe that our inventory system offers better in-stock levels of product, improved on-time arrivals of product to the customer, enhanced inventory management and lower return rates for our customers, thereby strengthening our customer relationships.

Publishing Markets

      In July 2002 and November 2003, we acquired Encore and BCI, respectively. Encore is a publisher of entertainment and education PC products and BCI is a provider of niche DVD/video products. Both of these businesses exclusively own or license and produce PC/DVD/ video products. In April 2004, we entered into an exclusive co-publishing agreement with Riverdeep Inc. for the sales and marketing of Riverdeep’s interactive products in the educational and productivity markets, which includes products published under the Broderbund and The Learning Company labels. In December 2004, we entered into exclusive licensing agreements with Vivendi and The United States Playing Card Company, Inc. for the sales and marketing of the Hoyle brand of family entertainment software products.

Encore

      Encore, which was recently ranked by NPD Intellect as the sixth largest PC software publisher in North America by dollar sales, publishes leading titles in the education, productivity, kids and games software categories, including Print Shop, Print Master, Mavis Beacon, Zone Alarm, Reader Rabbit and Hoyle Casino. According to The NPD Group, as of November 2004, the Hoyle brand held a 16% share of the PC Games/Family Entertainment category based on dollar sales, and Hoyle Casino held the #1 rank in this category. According to The NPD Group, Mavis Beacon was the #1 ranked typing title with a 58% market share, as of November 2004.

      Encore is located in Los Angeles, California, and employed 62 associates as of December 31, 2004. Encore’s distribution and fulfillment activities are performed by us in Minneapolis, Minnesota.

      Encore focuses on retail sales and marketing of its licensed content, without the distraction and financial risk of content development. The benefit to our licensed vendors is they can focus on their core competencies of content development and delivery.

      Encore’s operational strengths include:

Consumer Marketing	Retail Channel Sales	Business Development

• Research • Point-of-Sale • Advertising • Public Relations • Packaging	• Relationships • SKU Penetration • Strategy • Promotions	• Licensing • Content Acquisition • Co-publishing

      Encore continues to evaluate emerging PC software brands that have the potential to become successful franchises. Encore continues to focus on establishing relationships with developed brands that are seeking to change their business models.

      Encore’s strategy is to continue to license quality branded PC software titles. It has experience in signing single brand products as well as taking on numerous titles in single agreements, as demonstrated by the signing of the Riverdeep and Hoyle publishing agreements.

BCI

      BCI is a leading developer, licensor, packager and marketer of entertainment video and audio products. Since 1988, BCI has sought to redefine the standards and concepts in the budget DVD category. We believe that BCI was among one of the first vendors to introduce five pack, ten pack and 20 pack DVDs to the marketplace. We also believe that BCI was also one of the first to introduce “dollar” DVDs to the “dollar store” marketplace.

      BCI’s portfolio of titles represents both licensed titles, in-house produced CDs and DVDs from affiliated production groups, and specialty television programming on Discovery, A&E, HBO and Fox and Pay-Per-View. BCI’s home video titles include Rides and Overhaulin’, featured on The Learning Channel, and PRIDE Fighting Championships, featured on Pay-Per-View.

E-Commerce

      During fiscal year 2004, we continued to expand the number of electronic commerce (“e-commerce”) customers for whom we perform fulfillment and distribution. These services include sales of PC software, pre-recorded music and DVD/VHS videos and video games. Our business-to-business web-site www.navarre.com integrates on-line ordering and deployment of text and visual product information, and has been enhanced to allow for easier user navigation and ordering.

Competition

      All aspects of our business are highly competitive. Our competitors include other national and regional distributors, as well as some suppliers that sell directly to retailers. Some of these competitors have substantially greater financial and other resources than we do. Our ability to effectively compete in the future depends upon a number of factors, including our ability to:

•	obtain exclusive national distribution contracts and licenses with independent labels, studios, content owners, artists and manufacturers;

•	maintain our margins and volume;

•	expand our sales through a varied range of products and personalized services;

•	anticipate changes in the marketplace including technological developments and successfully continue our ability to distribute products in light of these developments;

•	continue to provide our varied retail customers with specialized services; and

•	maintain operating expenses at an appropriate level.

      In the personal computer software industry, we face competition from a number of distributors including Ingram Micro, Inc., Tech Data Corporation and Atari, Inc., as well as from manufacturers and publishers that sell directly to retailers. In the pre-recorded music industry, we face competition from the five major label distribution companies, as well as other national independent distributors, such as Koch Entertainment, RED Music Distribution, Alternative Distribution Alliance, Ryko Distribution, and Caroline Distribution, as well as from other entities that sell directly to retailers.

      We believe that the distribution of PC software, pre-recorded music, DVD video and video games will remain highly competitive and the keys to our growth and profitability will include: (i) customer service,

(ii) continued focus on improvements and operating efficiencies, (iii) the ability to develop proprietary products, and (iv) the ability to attract higher quality labels, studios and software publishers. We also believe that over the next several years, both the personal computer software distribution industry and pre-recorded music distribution industry, particularly on the independent side, will continue to further consolidate.

Employees

      As of December 31, 2004, we had 590 employees, including 189 in administration, finance and merchandising, 100 in sales and marketing and 301 in distribution. As of December 31, 2004, FUNimation had 118 employees, including 95 in administration, finance, licensing and merchandising, and 23 in sales and distribution, merchandising and broadcasting. None of the employees of Navarre or FUNimation are subject to collective bargaining agreements or are represented by unions. Navarre and FUNimation both consider their relations with their respective employees to be good.

Backlog

      Because our products are shipped in response to orders, we do not maintain any significant backlog.

Environmental Matters

      We do not anticipate any material effect on our capital expenditures, earnings or competitive position due to compliance with government regulations involving environmental matters.

Properties

      Located in the Minneapolis suburb of New Hope, Minnesota, our corporate headquarters is made up of 281,625 square feet of combined office and warehouse space situated on three contiguous properties. These properties include approximately 35,000 square feet of office space; approximately 40,000 square feet of space utilized in the manufacturing and assembly of new products; and approximately 205,000 square feet of space devoted to warehousing, product picking and shipping. Our product returns processing facility is located in the Minneapolis suburb of Brooklyn Center which consists of approximately 65,000 square feet of warehouse space. We also operate a satellite sales office in Bentonville, Arkansas which resides in 2,000 square feet of leased office space. The present aggregate monthly rent for all Navarre facilities is $146,701.

      Encore currently operates its offices out of 73,245 square feet of leased office and warehouse space located in Los Angeles, California. This lease provides for monthly rental payments to be made in the amount of $40,438 and expires in February 2005. In March 2005, we expect that Encore’s warehousing and distribution functions will be relocated and incorporated into our corporate headquarters facilities and Encore will move to approximately 13,000 square feet of office space located in Los Angeles, California. As of March 2005, Encore’s monthly rent at such facility is expected to be $25,771.

      BCI operates its offices out of 6,534 square feet of leased office space located in Newbury Park, California. As of March 2005, BCI’s monthly rent is expected to be $7,089.

      We believe that our facilities are adequate for our present operations as well as for the incorporation of significant growth. Approximately 80,000 square feet of our corporate headquarters is leased through 2010 and the remaining space is leased through 2019. We continually explore alternatives to certain of these facilities that could expand our capacities and enhance efficiencies, and we believe we can renew or obtain replacement or additional space, if required, on commercially reasonable terms.

Legal Proceedings

      In the normal course of our business, we are involved in a number of litigation matters that, other than the matter described immediately below, are incidental to the operation of our business. These matters generally include, among other things, collection matters with regard to products distributed by us and accounts receivable owed to us. We currently believe that the resolution of any of these pending matters will not have a material adverse effect on our financial position or liquidity, but an adverse decision in more than one of the matters could be material to our consolidated results of operations.

      On July 7, 2004, ValueVision Media, Inc. (“ValueVision”) commenced an action against the Company in Hennepin County District Court for the State of Minnesota, alleging among other things that the Company breached a 1997 Stock Purchase Agreement and Conversion Agreement between the parties and NetRadio Corporation (“NetRadio”). ValueVision’s Complaint (“Complaint”) seeks damages in excess of $50,000, restitution and an order of specific performance requiring Navarre to convert ValueVision’s shares of NetRadio stock into Navarre common stock based upon a January 30, 2002 notice of default and the conversion formula set forth in the Conversion Agreement that is filed as exhibit 10.19 to our Form 10-K for the year ended March 31, 1997.

      On August 9, 2004, we answered the Complaint, denied liability and asserted defenses. Among other defenses, we believe that ValueVision’s alleged rights under the Stock Purchase Agreement and Conversion Agreement terminated pursuant to the express terms and conditions of the Stock Purchase Agreement and the Conversion Agreement upon the occurrence of the initial public offering of NetRadio. This position is supported by, among other things, certain statements that appear in the prospectus that is on file in connection with NetRadio’s initial public offering. In addition, at the time the NetRadio S-1 was filed, a representative of ValueVision sat on the board of directors of NetRadio and consented to the filing of the NetRadio S-1.

      On December 17, 2004, we commenced a third party action against Gene McCaffery, the ValueVision representative who was a Director of NetRadio during the relevant time period. We allege that Mr. McCaffery breached certain fiduciary duties owed by him, as a director of NetRadio, to the Company, as a shareholder of NetRadio, and seek damages in excess of $50,000 and the amount required to cover any amounts incurred or paid by us in connection with the Value Vision lawsuit. Mr. McCaffery denied our allegations. We are also seeking to amend our answer to ValueVision’s complaint to add, among other things, a counterclaim for breach of fiduciary duty, seeking damages in excess of $50,000.

      The parties are in the process of conducting discovery and no trial date has been set. We intend to vigorously defend against the claims asserted by ValueVision and pursue our claims. Because of the status of the proceeding and the contingencies and uncertainties associated with litigation, it is difficult, if not impossible, to predict a result in this proceeding.

MANAGEMENT

Directors, Executive Officers and Key Employees

      The following table sets forth our directors and executive officers and certain other key members of our management:

Name	Age	Position

Eric H. Paulson	59	Chairman of the Board, President and Chief Executive Officer
James G. Sippl	56	Director
Michael L. Snow	53	Director
Dickinson G. Wiltz	75	Director
Keith A. Benson	60	Director
Charles E. Cheney	61	Director
Timothy R. Gentz	54	Director
Tom F. Weyl	61	Director
James G. Gilbertson	43	Vice President, Chief Financial Officer and Director
Cary Deacon	54	Chief Operating Officer, Publishing, Corporate Relations Officer
Michael Bell	39	Chief Executive Officer of Encore
Brian Burke	34	Chief Operating Officer, Distribution
John Turner	50	Senior Vice President of Global Logistics
Ryan F. Urness	32	General Counsel and Secretary

      Eric H. Paulson is our founder and has been our President and Chief Executive Officer since our inception in 1983. Prior to 1983, Mr. Paulson served as Senior Vice President and General Manager of Pickwick Distribution Companies, a distributor of home entertainment products. Mr. Paulson has been a director since 1983 except for the period January 1990 through October 1991 when Navarre was owned by Live Entertainment, Inc.

      James G. Sippl has served as a director of the Company since July 1993. Mr. Sippl is President of Baby Boo, a recently formed infant apparel company focusing on selling infant apparel and accessories within the apparel and gift market. From January 2001 to August 2003, Mr. Sippl was President of Sippl & Associates, a financial consulting firm focusing on emerging businesses. Mr. Sippl was General Manager and Chief Financial Officer of Wealth Enhancement Group from December 1999 to December 2000. He was Chief Operating Officer of Stellent, a software company, from January 1997 to May 1998. Mr. Sippl served as Vice President of Business Development with Merrill Corporation, a financial printer, from November 1990 to January 1997. Prior to joining Merrill Corporation, Mr. Sippl was President of Chicago Cutlery, a manufacturer of fine cutlery, from 1985 to 1989. Prior to that, he was a partner in a predecessor firm to PricewaterhouseCoopers LLP.

      Michael L. Snow has served as a director of the Company since April 1995. Mr. Snow is of counsel with the Minnesota law firm of Maslon Edelman Borman & Brand, LLP, which he joined in 1976. He has served as a director, officer or founder in numerous public and private corporations including Osmonics, Inc. and ValueVision International, Inc. (now ValueVision Media, Inc.). He currently serves as a director of both Miller Milling Company and Tamisa, the largest durum millers in the United States and Mexico. Mr. Snow is also a trustee of The Minneapolis Institute of Arts.

      Dickinson G. Wiltz has served as a director of the Company since October 1983. Mr. Wiltz has been a self-employed business management consultant since 1974. Prior to 1974, he served as Corporate Vice President of Dayton Hudson Corp. (now Target Corporation) and Vice President of Campbell Mithun, an advertising agency. As a board member/trustee, Mr. Wiltz served on several not-for-profit organizations including Twin City Public Television, Inc. and The Children’s Theatre Company.

      Keith A. Benson has served as a director of the Company since November 2003. He has been employed in the retailing industry for a number of years, including over 20 years at The Musicland Group, Inc. During his tenure at Musicland he held several key leadership positions including Executive VP of Finance, VP and Controller, President of Mall Stores Division as well as serving as Vice Chairman and Chief Financial Officer. Prior to Musicland, Mr. Benson held a variety of financial positions with The May Company and Dayton-Hudson Corporation (now Target Corporation). Mr. Benson has served as an Advisory Member of the Board of Directors for Conlin Furniture Company (a privately-held company) since 2002. Mr. Benson has also served in a volunteer capacity as a member of the Professional Accounting Committee at the University of Iowa.

      Charles E. Cheney has served as our Vice-Chairman since November 1999. He served as our Executive Vice President and Chief Financial Officer from 1985 until December 2000 and our Chief Strategic Officer from January 2001 until July 2002. A certified public accountant, he has been a director of the Company since October 1991. In September 2001, Mr. Cheney began attending law school and began working for the Company in a part-time capacity. Beginning July 15, 2002, Mr. Cheney was on a leave of absence while finishing law school. Mr. Cheney has since completed law school and is admitted to practice law in Minnesota. Mr. Cheney left the Company effective April 30, 2004. Prior to joining Navarre, Mr. Cheney was employed by Control Data Corporation in various financial capacities for 12 years, most recently as Controller of Control Data Commerce International.

      Timothy R. Gentz has served as a director of the Company since May 2004. Since January 2004, Mr. Gentz has served as the Chief Operating Officer of The Palm Tree Group, a Houston-based international distributor of medical products and supplies. From January to December of 2003, Mr. Gentz was a private consultant to medical products and services companies. From October 2000 to December 2002 Mr. Gentz was the Chief Operating Officer and Chief Financial Officer for Gulf South Medical Supply, Inc., a wholly-owned subsidiary of PSS World Medical, Inc. From August 1995 to October 2000, Mr. Gentz was a private investor in an Internet entertainment start-up company, a CD package company, a Houston-based investment banking firm and other private companies.

      Tom F. Weyl has served as director of the Company since July 2001. Mr. Weyl is retired from Martin/ Williams Advertising, a national ad agency. Prior to his retirement, Mr. Weyl served as President and Chief Creative Officer at Martin/ Williams Advertising from 1973 to October 2000. He currently is serving as a director/organizer of the Royal Palm Bank of Naples, Florida. Mr. Weyl also served as a director of Musicland Stores Corporation from 1992 until its acquisition by Best Buy Co., Inc. in February 2001.

      James G. Gilbertson has been Vice President and Chief Financial Officer since joining our Company in January 2001. Prior to joining Navarre, he held positions of Co-President, Chief Operating Officer and Chief Financial Officer at iNTELEFILM, formerly Children’s Broadcasting Corporation from 1991 to 2001. Prior to joining iNTELEFILM, Mr. Gilbertson served as the Chief Financial Officer for Parker Communications, Inc., Minneapolis, MN, from 1988 to 1991. Mr. Gilbertson is a certified public accountant and originally began his career with Ernst & Young LLP.

      Cary Deacon has been the Chief Operating Officer, Publishing since September 2003, and until that time was the Corporate Relations Officer since joining the Company in September 2002. Prior to joining Navarre, his career spans 30 years in management positions in multi-billion dollar retail organizations both domestically and internationally. He held positions as a senior vice president, executive vice president or chief operating officer with the Hudson’s Bay Company, Montgomery Wards, Saffer Advertising and Macy’s. His public company experience as COO, CEO and Director include SkyMall, Inc. (2000-2001), NetRadio Corporation (2001-2002), Raindance, Inc. and ValueVision (ShopNBC) International, Inc. (1997-2000). Mr. Deacon also serves as a director of Raindance (NASDAQ: RNDC).

      Michael Bell is the Chief Executive Officer of Encore and has served the Company in that role since August 2002 when Encore, a majority-owned subsidiary of the Company, acquired the primary assets of Encore’s predecessor entity, Encore Software, Inc., in a transaction approved by the United States Bankruptcy Court. Mr. Bell co-founded Encore Software, Inc. in October 1994 and served as its Chief Executive Officer from its founding. Mr. Bell also owns a minority stock equity position (20%) in Encore. Prior to starting

Encore Software, Inc., Mr. Bell served as Director of Sales for Paramount from 1992 to 1994. Prior to joining Paramount, Mr. Bell served as Sales Manager for NEC leading an entrepreneurial unit established to forge strategic relationships that helped create the then-nascent CD-ROM industry.

      Brian Burke has been Chief Operating Officer, Distribution since February 2004. He previously served as Senior Vice President and General Manager, Navarre Distribution Services since April 2001, as Vice President and General Manager, Computer Products Division since July 2000 and Vice President, Computer Products Division since October 1999. Prior to that, Mr. Burke held a series of positions of increasing responsibility in Navarre Computer Products Division since joining the Company in July 1995. Prior to joining Navarre, Mr. Burke held various marketing, sales and account manager positions with Imtron and Blue Cross/ Blue Shield of Minnesota.

      John Turner has been Senior Vice President of Global Logistics since September 2003. He previously served as Senior Vice President of Operations since December 2001, and Vice President of Operations since joining the Company in September 1995. Prior to joining Navarre, Mr. Turner was Senior Director of Distribution for Nordic Track in Chaska, MN from July 1993 to September 1995. Prior to that, he held various positions in logistics in the United States and in the United Kingdom.

      Ryan F. Urness has been General Counsel and Secretary since July 2004. He previously served as Corporate Counsel to the Company since January 2003. Prior to joining Navarre, a significant portion of Mr. Urness’ efforts were engaged in various matters for the Company as outside legal counsel. In this previous position as outside legal counsel to the Company, Mr. Urness served as a Managing Associate at the law firm of Winthrop & Weinstine, P.A. from October 1997 to January 2003, where his practice was primarily focused on transactions and disputes involving intellectual property and technology.

Director Compensation

      Non-employee members of our board of directors each receive a $24,000 per year retainer, paid $2,000 monthly, plus $600 for each board meeting attended and $500 for each committee meeting attended. The chairperson of the audit committee receives an additional annual fee of $3,000, and the chairpersons of the governance and nominating and compensation committee, receive an additional annual fee of $2,000. Under the terms of our stock option plans as approved by our shareholders, each non-employee director is issued on April 1 of each year, a non-qualified stock option to purchase 6,000 shares of our common stock at the fair market value on the day of the grant. Options granted to a non-employee director vest 20% per year beginning one year from the date of grant and expire six years from the grant date. Pursuant to the 2004 Stock Plan, Mr. Benson received options to purchase 6,000 shares at a price of $2.90 on September 25, 2003, and Messrs. Benson, Cheney, Sippl, Snow, Weyl and Wiltz received options to purchase 6,000 shares at a price of $5.84 per share on April 1, 2004. On January 23, 2004, Mr. Benson received options to purchase 50,000 shares at a price of $6.52.

Independent Directors

      Our board of directors has determined that each of Messrs. Benson, Gentz, Sippl, Weyl and Wiltz are “independent,” as that term is defined in Rule 4200(a)(15) of the Marketplace Rules of the Nasdaq Stock Market, Inc. Accordingly, our board of directors is composed of a majority of independent directors as required by the Nasdaq Marketplace Rules.

Board of Directors

      During fiscal 2004, our board of directors held six formal meetings and each director attended at least 75% percent or more of the meetings of the board and of the committees on which the directors served. Board members also met informally during fiscal 2004 to discuss various aspects of our business affairs. Our board of directors recently reconstituted its committee structure. Our board now has an audit committee, a governance and nominating committee, and a compensation committee.

Board Committees

      The compensation committee reviews and makes recommendations to the board of directors regarding salaries, compensation and benefits of our executive officers and senior management. In addition to the meetings and actions of the compensation committee described above, the entire board of directors discussed and reviewed compensation issues throughout the year at its regular meetings. The current members of the compensation committee are Keith A. Benson, James G. Sippl, Tom F. Weyl (the Chair) and Dickinson G. Wiltz. The board of directors has determined that all members of the compensation committee are independent as provided under the Nasdaq Marketplace Rules.

      The audit committee oversees the accounting and financial reporting processes and audits of our consolidated financial statements. The audit committee assists the Board in fulfilling its oversight responsibilities for the quality and integrity of our financial reports, our compliance with legal and regulatory requirements and the independent auditors’ qualifications and independence, as well as accounting and reporting processes. The audit committee also reviews the internal and external financial reporting of the Company and reviews the scope of the independent audit. The current members of the audit committee are James G. Sippl (the Chair), Keith A. Benson, and Timothy R. Gentz. Our board of directors has determined that all members of the audit committee are independent as provided under the Nasdaq Marketplace Rules. Mr. Sippl has been designated as our audit committee financial expert as provided under the Securities Act.

      The governance and nominating committee reviews the qualifications and backgrounds of the directors, as well as the overall composition of the board, and recommends to the full board the directors to be nominated for election at the annual meeting of shareholders. In the case of incumbent directors, the governance and nominating committee will review such directors’ overall service to us, including the number of meetings attended, level of participation, quality of performance, and whether the director continues to meet the applicable independence standards. In the case of any new director candidates, the questions of independence and financial expertise are important to determine what roles can be performed by the candidate, and the governance and nominating committee will determine whether the candidate meets the applicable independence standards and the level of the candidate’s financial expertise. Any new candidates will be interviewed by the governance and nominating committee and, if approved by the committee, then by all members of the board. The full board will approve the final nominations. The Chairman of the Board, acting on behalf of the full board, will extend the formal invitation to become a nominee of the board of directors. The current members of the governance and nominating committees are Michael L. Snow (the Chairman), Keith A. Benson, Timothy R. Gentz, Tom F. Weyl, and Dickinson G. Wiltz. All members of the committee were determined to be independent directors except for Mr. Snow. While Mr. Snow is not an independent director, based upon his significant legal and business experience both within and outside of Navarre, and his significant leadership ability, the board determined he is an important member to place onto the governance and nominating committee.

Independent Directors Meetings

      The board formally adopted a policy of establishing an independent directors meeting, with only independent directors being present, for not less than two regular meetings each fiscal year.

Code of Business Conduct and Ethics

      On March 29, 2004, the board approved and we adopted a Code of Business Conduct and Ethics (the “Code”), that applies to all of our directors, officers and employees. A copy of the Code is available on our website at www.navarre.com. The audit committee of the board is responsible for overseeing compliance with the Code. In accordance with the Nasdaq Marketplace Rules, any waivers of the Code for directors and executive officers must be approved by our board of directors.

Executive Compensation

      The following table sets forth the annual compensation and other components of compensation for the fiscal years ending March 31, 2002, 2003 and 2004 for Eric H. Paulson, our Chief Executive Officer, and our four highest paid executive officers, James G. Gilbertson, Brian Burke, John Turner and Michael Bell.

Summary Compensation Table

	Annual Compensation					Long-Term Compensation

						Awards

							Securities
	Fiscal			Other Annual		Restricted	Underlying		All Other
Name and Principal Position	Year	Salary	Bonus	Compensation		Stock Awards	Options		Compensation

Eric H. Paulson	2004	$386,932	$147,000	$244,192	(1)	—	50,000		$44,108	(2)
Chairman of the Board,	2003	350,000	134,400	257,675	(1)	—	150,000		41,186	(2)
Chief Executive Officer	2002	335,193	30,000	—		—	—		62,477	(2)
and President
James G. Gilbertson	2004	$204,615	$65,232	$6,000	(3)	—	25,000		—
Vice President,	2003	185,616	36,600	6,000	(3)	—	50,000		—
Chief Financial Officer	2002	176,231	8,750	6,000	(3)	—	100,000		—
Brian Burke	2004	$210,846	$75,000	$—		—	25,000		—
Chief Operating Officer,	2003	196,115	40,000	—		—	60,000	(4)	—
Navarre Distribution	2002	179,592	64,969	3,115	(3)	—	138,000	(4)	—
John Turner	2004	$185,000	$53,642	$—		—	25,000		—
Senior Vice President,	2003	170,000	38,000	—		—	60,000		—
Operations	2002	149,038	56,000	—		—	8,000		—
Michael Bell	2004	$194,807	$20,000	$9,000	(3)	—	—		—
Chief Executive Officer,	2003	118,557	5,500	3,750	(3)	—	50,000		—
Encore	2002	—	—	—		—	—		—

(1)	During fiscal year 2002, we entered into a five year amended employment agreement with Mr. Paulson. The agreement included a loan for a maximum of $1,000,000, of which $600,000 was outstanding at March 31, 2004. Under the terms of the loan, $200,000 of the $1,000,000 principal and all accrued unpaid interest is to be forgiven by the Company on each of March 31, 2004, 2005, 2006 and 2007. During 2004, we forgave $244,192 of principal and interest, and during 2003 we forgave $257,674 of the principal and interest. The outstanding note bears an annual interest rate of 5.25%.

(2)	Amounts reflect life insurance premiums paid by us of $44,108 in fiscal 2004, $41,186 in fiscal 2003 and $62,477 in fiscal 2002 for Mr. Paulson.

(3)	Represents car allowance.

(4)	Amounts do not reflect options received by Mr. Burke’s spouse in the following amounts: 1,000 shares in fiscal 2003; and 1,000 shares in fiscal 2002. Mr. Burke’s spouse received the options as an employee of the Company.

Eric H. Paulson Employment Agreement

      We entered into an employment agreement with Mr. Paulson effective November 1, 2001, which was amended effective December 4, 2003, providing for his employment as President and Chief Executive Officer. This agreement terminates on March 31, 2007. The agreement currently provides for a base salary of $350,000 per year, subject to annual adjustments by the board of directors, an annual target bonus of up to one hundred percent (100%) of his base salary upon his achievement of objectives established by the board of directors in conjunction with the compensation committee, based upon net profits, net sales and other identified goals. Mr. Paulson is also entitled to reasonable business expenses, medical and disability insurance, a $2.0 million life insurance policy, vacation, automobile expense and is entitled to participate in our other benefit plans on the same basis as other officers.

      The agreement also provided for us, concurrent with the signing of the agreement, to make a loan of $1.0 million to Mr. Paulson, which has been and will be forgiven, together with accrued interest, in equal installments of $200,000 on each of March 31, 2003, 2004, 2005, 2006 and 2007, and will be deemed paid and satisfied upon termination of Mr. Paulson’s employment, except termination by us for company cause or by Mr. Paulson without executive cause. On March 31, 2004, the second $200,000 of the loan and accrued interest was forgiven leaving $600,000 outstanding on the loan. The loan bears interest at 5.25% per year.

      The agreement also establishes an incentive-based deferred compensation plan under which Mr. Paulson is eligible, upon his entering into and complying with the terms of a non-compete agreement at the termination of his employment, to receive an award of $1,000,000 if our common stock closes above $4.00 for any consecutive 30 trading days during the employment period, with an increase up to $4,000,000 if the common stock trades over $10.00 per share for any 30 consecutive trading days during the employment period. In addition, the amount of deferred incentive compensation to Mr. Paulson may be increased to $3,000,000 upon the occurrence of a change in control effected through an asset sale, merger, tender offer, consolidation or similar transaction in which shareholders of the Company receive consideration with a fair market value of $6.00 or more per share, but only if his compensation has not already exceeded $3,000,000.

      If the employment of Mr. Paulson is terminated by us without company cause or by Mr. Paulson for executive cause, Mr. Paulson is entitled to receive the greater of (1) his base salary and target bonuses through the end of the agreement or three years, whichever is greater; plus (2) accrued but unpaid benefits. Mr. Paulson would also be entitled to receive other employee benefits, including, but not limited to pension plans, medical and disability, stock option plans and life insurance plans, for a period of the greater of three years or the end of the agreement.

      In the event that Mr. Paulson’s employment is terminated by us without company cause or by Mr. Paulson for executive cause after a change in control, then in addition to the payments otherwise due Mr. Paulson, we would be obligated pay him an amount equal to his average annual compensation multiplied by 2.99, which at March 31, 2004, would have been equal to approximately $1,600,000.

      At the completion of Mr. Paulson’s employment on March 31, 2007, Mr. Paulson will be entitled to receive his average annual compensation for a period of three years, plus any accrued but unpaid benefits. We will also be required to maintain Mr. Paulson’s other employee benefits, including, but not limited to pension plans, medical and disability, stock option plans and life insurance plans, for three years.

Change in Control Agreements

      We have entered into termination agreements with Brian Burke and James G. Gilbertson that provide for certain benefits for them upon a “change in control” of the Company, as defined in such agreements. If any such executive’s employment with us is terminated within one year following a change in control as a result of an adverse change in the executive’s status or position as an executive, the Company substantially reducing the executive’s base salary in effect immediately prior to the agreement or changes in the eligibility requirements or performance criteria for any benefit other than salary which adversely affects the executive, such executive would be entitled to cash payments equal to the average of all taxable compensation and fringe benefits paid to or on behalf of the executive by us, based on the two most recent calendar years, to be paid over a twelve (12) month period.

Stock Option Plans

1992 Stock Option Plan

      Our 1992 Stock Option Plan was approved by the board of directors on September 1, 1992. The 1992 Plan and all of its amendments have also been approved by the shareholders. A total of 5,224,000 shares of our authorized common stock are reserved for issuance under this plan. The purpose of this plan is to advance interests in us and our shareholders by enabling us to attract and retain persons of ability to perform services for us, by providing an incentive to such persons through equity participation in us and by rewarding such persons who contribute to the achievement by us of our economic objectives. This plan provides for grants of restricted stock, and both incentive stock options and non-qualified stock options. Incentive stock options are granted at an exercise price based upon fair market value and, provided certain restrictions are met, receive favorable tax treatment under the Internal Revenue Code of 1986. Non-qualified stock options are also typically granted at fair market value and do not qualify for favorable tax treatment.

      On April 1 of each year, each director who is not an employee of the Company is granted an option to purchase 6,000 shares of common stock under this plan or the 2004 Stock Plan, at a price equal to fair market value. These options are designated as nonqualified stock options and are subject to the same terms and provisions as are then in effect with respect to granting of nonqualified stock options to salaried officers and key employees of the Company. These options vest in increments of 20% of the original option grant beginning one year from the date of grant and expire six years from the date of grant.

2004 Stock Plan

      In September 2004, our shareholders approved a new stock plan for the benefit of our or our company’s officers, directors, employees, consultants and advisors, the Navarre Corporation 2004 Stock Plan, to supplement and ultimately replace the 1992 Stock Option Plan.

      The purposes of the 2004 Stock Plan are (a) to promote the long-term interests of the Company and its shareholders by strengthening the Company’s ability to attract, motivate and retain key personnel and (b) to provide additional incentive for those persons through stock ownership and other incentives to improve operations, increase profits and strengthen the mutuality of interest between those persons and the Company.

      The 2004 Stock Plan, which has 1,000,000 authorized shares, provides for the granting of: (a) options to purchase common stock that qualify as “incentive stock options” within the meaning of Section 422 of the Internal Revenue Code, (b) options to purchase common stock that do not qualify as incentive stock options, or nonqualified options, (c) stock appreciation rights, or SARs, (d) restricted stock and stock units, (e) performance shares and units, (f) dividend equivalent rights and (g) director options. As of December 31, 2004, awards covering 213,000 shares of common stock have been made under the 2004 Stock Plan.

      The 2004 Stock Plan is administered by the compensation committee of our board of directors (the “plan administrator”). The plan administrator may interpret this plan and may prescribe, amend and rescind rules and make all other determinations necessary or desirable for the administration of this plan. This plan permits the plan administrator to select the officers, directors, key employees, advisors and consultants (including directors who are also employees) who will receive awards, to determine the terms and conditions of those awards, the term of the awards, the vesting schedule applicable to awards, and to amend the terms and conditions of outstanding awards, including, but not limited to reducing the exercise price of such awards, extending the exercise period of such awards and accelerating the vesting schedule of such awards.

      We may issue two types of stock options under this plan: incentive stock options (“ISOs”), which are intended to qualify under the Internal Revenue Code, and non-qualified stock options (“NSOs”). Generally, the option price of both ISOs and NSOs granted under this plan must be at least equal to the fair market value of a share of common stock on the date the option is granted.

      Each of our non-employee directors who serves as a director on April 1 of each year (beginning April 1, 2005) will automatically receive an option to purchase 6,000 shares of common stock at an exercise price equal to fair market value on the date of grant. Options will vest in increments of 20% of the original option grant beginning one year from the date of grant and will expire on the earlier of (i) six years from the date of grant and (ii) one year after the person ceases to serve as a director.

      Stock appreciation rights (“SARs”) may be granted under the 2004 Stock Plan either alone or in conjunction with all or part of any stock option granted under the 2004 Stock Plan. An SAR granted under this plan entitles its holder to receive, at the time of exercise, an amount per share equal to the excess of the fair market value (at the date of exercise) of a share of common stock over a specified price fixed by the plan administrator.

      Restricted stock, stock units, performance shares, and performance units may be granted under the 2004 Plan. The plan administrator will determine the purchase price, performance period and performance goals, if any, with respect to the grant of restricted stock, stock units, performance shares or performance units. If the performance goals and other restrictions are not attained, the participant will forfeit his or her shares of restricted stock, stock units, performance shares, and performance units. The annual maximum amount of compensation that a participant may receive with respect to performance shares or performance units is $2.0 million.

      Other stock or cash-based awards may be granted under the 2004 Stock Plan, as the plan administrator determines to be the in the best interests of the Company and subject to such other terms and conditions it deems appropriate.

      In the event of a merger, consolidation, reorganization, recapitalization, stock dividend or other change in corporate structure affecting the number of issued shares of common stock, the plan administrator may make an equitable substitution or proportionate adjustment in the number and type of shares authorized by this plan, the number and type of shares covered by, or with respect to which payments are measured under, outstanding awards and the exercise prices. In the event of a change in control, all stock options and SARs will become immediately exercisable, and will remain exercisable throughout their entire term; any restrictions imposed on restricted shares will lapse; and unless otherwise specified in a participant’s award agreement at the time of grant, the maximum payout opportunities attainable under all outstanding awards of performance units, performance shares and other incentive awards will be deemed to have been fully earned for the entire performance period(s) as of the effective date of the change of control transaction and paid out in cash, or shares with a fair market value equal to the amount of such cash, to participants within thirty (30) days following the effective date of the change of control.

      The terms of the 2004 Stock Plan provide that the plan administrator may amend, suspend or terminate this plan at any time, provided, however, that some amendments require approval of our shareholders. Further, no action may be taken which adversely affects any rights under outstanding awards without the holder’s consent.

      At December 31, 2004, of the 6,224,000 shares authorized under the 1992 Plan and the 2004 Stock Plan, 2,798,200 shares were subject to outstanding options, 787,854 shares were reserved for future grants and 2,637,946 shares were issued upon exercise of options.

      The following table sets forth certain information regarding stock options granted to the executive officers during our 2004 fiscal year and the potential value of these options determined pursuant to Securities and Exchange Commission rules.

Option Grants in Last Fiscal Year*

	Individual Grant				Potential Realizable Value
					at Assumed Annual Rates
	Number of	Percent of Total			of Stock Appreciation for
	Securities	Options Granted to	Exercise		Options Term(1)
	Underlying	Employees in	Price Per	Expiration
Name	Options Granted	Fiscal Year	Share	Date	5%	10%

Eric H. Paulson	50,000	7.1%	$6.09	1/30/10	$388,628	$490,400
James G. Gilbertson	25,000	3.6%	6.09	1/30/10	194,314	245,200
Brian Burke	25,000	3.6%	6.09	1/30/10	194,314	245,200
John Turner	25,000	3.6%	6.09	1/30/10	194,314	245,200
Michael Bell	-0-	—	—	—	—	—

*	All were incentive stock options and were issued with an exercise price equal to the fair market value on the date of grant.

(1)	Represents the potential realizable value of grant of options assuming that the market price of the underlying common stock appreciates in value from its fair market value on the date of the grant to the end of the option term at the indicated annual rates.

      The following table sets forth information with respect to the executive officers listed in the Summary Compensation Table above, or the named executive officers, concerning the exercise of options during fiscal 2004 and unexercised options held at March 31, 2004. The closing price on March 31, 2004, as reported on the Nasdaq National Market, was $5.93 per share.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Option Values

				Number of Securities
				Underlying Unexercised		Value of Unexercised
				Options At Fiscal		In-The-Money Options At
	Shares			Year-End		Fiscal Year-End
	Acquired
	On	Value
Name	Exercise	Realized		Exercisable/Unexercisable		Exercisable/Unexercisable

Eric H. Paulson	230,000	$925,000		80,000	210,000	$4,400	$301,852
James Gilbertson	45,000	172,882		35,000	145,000	112,515	288,670
Brian Burke	35,000	116,709	*	43,400	180,800	142,000	713,965
John Turner	25,200	95,463		23,600	74,200	13,204	33,612
Michael Bell	—	—		10,000	40,000	46,000	184,000

*	Amount does not reflect a $7,252 gain received by Mr. Burke’s spouse through the exercise of options.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Michael Bell Employment Agreement and Stock Purchase

      Effective July 31, 2002, our wholly-owned subsidiary, Encore Acquisition Corporation, a Minnesota Corporation, now known as Encore, acquired substantially all the assets of Encore Software, Inc. Effective August 24, 2002, Encore entered into an employment agreement with Michael Bell providing for his employment as Chief Executive Officer of Encore. Mr. Bell was the prior Chief Executive Officer of Encore Software, Inc. The agreement has a term of five years, but may be terminated by either Encore or by Mr. Bell at any time for any or for no reason. The agreement currently provides for an initial base salary of $185,000 per year, subject to adjustments in future years to be determined annually by Encore’s board of directors. The agreement further provides that Mr. Bell shall be entitled to an annual performance bonus of up to forty percent (40%) of his annual salary, with the bonus to be determined by Encore’s board of directors and based on Mr. Bell’s and Encore’s satisfaction of mutually acceptable performance objectives. Mr. Bell was granted a signing bonus of $5,500 upon execution of the agreement and he is entitled to the usual and customary benefits offered by Encore from time to time to its executives, including health insurance. Mr. Bell is also entitled to receive vacation, reimbursement for reasonable business expenses, and a vehicle allowance of $750 per month.

      As an additional component to Mr. Bell’s employment, Encore and Mr. Bell entered into a stock purchase agreement, dated August 24, 2002, whereby Encore agreed to issue to Mr. Bell 20,000 of the 100,000 outstanding shares of capital stock of Encore in consideration for a payment of $500 in cash. Since the value of the shares was not determinable, the parties mutually agreed that the value of the shares equaled $500, principally to establish a tax basis for Mr. Bell. These shares are subject to transfer restrictions, which generally prohibit the sale or other transfer of the shares to any person other than Encore or Navarre during the first ten (10) years after Mr. Bell’s acquisition of the shares. In addition, Mr. Bell entered into a stock buy and sell agreement, pursuant to which Mr. Bell has the right to require Encore or us to repurchase his shares in Encore based upon a specified formula and subject to certain conditions. Such option expires in July 2008. If we or Encore were required to repurchase such shares as of December 31, 2004, Mr. Bell would have been entitled to a payment of less than $500. However, such amount could increase significantly based on the financial performance of Encore.

Cheney Leave of Absence and Severance Agreements

      On July 15, 2002, we entered into a leave of absence agreement, with Mr. Cheney under which Mr. Cheney would have a leave of absence until February 1, 2004 to enable him to complete law school. Under the leave of absence agreement, Mr. Cheney was paid nominal compensation, and continued to receive health and dental insurance, life insurance, disability insurance, payment of law school education expenses and certain club memberships. Upon his return to work on February 1, 2004, Mr. Cheney was entitled to a salary of $240,000 per year. During the leave of absence period, Mr. Cheney was compensated for serving as a director by receiving the same retainer, board attendance fees and stock options received by non-employee directors. See “Director Compensation.”

      Pursuant to a separation agreement and release effective April 30, 2004, we and Mr. Cheney agreed to terms regarding his resignation and severance. Mr. Cheney’s employment with us terminated on April 30, 2004. During the period between his return to Navarre on February 1 and his resignation on April 30, we paid Mr. Cheney approximately $62,400 in salary. In exchange for certain representations, promises and releases, including noncompetition and nonsolicitation provisions, we agreed to pay Mr. Cheney an amount equal to two years of his base salary, plus bonus, which is paid to him in equal installments over the course of forty-eight (48) months, which equals, in the aggregate, a total of $470,000, and to continue coverage of medical benefits until April 30, 2005 if certain conditions are met. In addition, we agreed to pay Mr. Cheney a lump sum in the amount of $4,519 for unused vacation. We also agreed to pay Mr. Cheney $109,778, to be paid over the course of forty-eight (48) months, in consideration for non-rescission of any of the provisions of the separation agreement.

Other Items

      During October 2000, Mr. Paulson made a loan to us to assist in our repurchase of certain shares from a preferred shareholder. An accommodation fee of $40,000 was paid to Mr. Paulson in connection with this loan which reflects fees, costs and interest paid to Mr. Paulson in connection with the loan. We repaid the loan in fiscal 2001.

      At March 31, 2004, Mr. Paulson was indebted to us in the principal amount of $600,000 for an unsecured loan entered into in November 2001. We accrue interest on the outstanding indebtedness at the rate of 5.25% per year. See “Employment Agreements” for a description of the loan and annual forgiveness provisions.

      In 2003, we paid Michael L. Snow, a member of our board of directors, a consulting fee of $187,500 for consulting services provided in conjunction with the acquisition of Encore. A special committee of the Board of Directors reviewed the compensation paid to Mr. Snow following the hiring of an independent outside consultant to review Mr. Snow’s involvement in the Encore transaction and assess the appropriate level of compensation. The consulting services Mr. Snow provided included negotiation with Encore’s senior lender, representation as a consultant with our attorneys in a number of bankruptcy court proceedings, negotiation with the creditor committee and participation in discussions with our senior lenders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      The following table sets forth information regarding beneficial ownership of our common stock as of December 31, 2004 by:

•	each of our directors,

•	each of the named executive officers, and

•	all of directors and executive officers as a group.

      Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. We believe that all persons named in the table have sole voting and sole investment power with respect to all shares beneficially owned by them, unless otherwise indicated. All figures include shares of common stock issuable upon the exercise of options exercisable within 60 days of December 31, 2004 and, which are deemed to be outstanding and to be beneficially owned by the person holding those options for the purpose of computing the percentage ownership of that person, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

Number of
	Shares		Percentage of
	Beneficially		Outstanding
Name and Address of Beneficial Owner(1)(2)	Owned		Shares

Eric H. Paulson	1,832,186(3)		6.6%
Charles E. Cheney	652,774(3)		2.4%
Dickinson G. Wiltz	179,600(3)		*
Edward Goetz	160,000(3)		*
Cary Deacon	105,000(3)		*
James G. Sippl	62,700(3)		*
Michael L. Snow	47,600(3)		*
Tom F. Weyl	43,600(3)		*
James G. Gilbertson	40,000(3)		*
Brian Burke	33,030(3)		*
John Turner	22,785(5)		*
Keith A. Benson	11,200(3)		*
Michael Bell	10,000(3)		*
Timothy R. Gentz	—		*
All directors and executive officers as a group (14 persons)	3,200,475(3)	(4	)(5) 11.6%

*	Indicates ownership of less than one percent.

(1)	Unless otherwise indicated, the address for each director and officer listed above is 7400 49th Avenue North, New Hope, Minnesota 55428.

(2)	Based on a Schedule 13G filed by Trafelet & Company, LLC on June 9, 2004, Trafelet & Company, LLC reported beneficial ownership of 1,305,300 shares of our common stock, or 5.09% of the then outstanding shares of Navarre common stock. However, based on the shares of Navarre common stock outstanding as of December 31, 2004, Trafelet & Company, LLC would beneficially own less than 5% of our common stock.

(3)	Includes shares of common stock issuable upon exercise of outstanding options exercisable within sixty days of December 31, 2004 in the following amounts: Eric H. Paulson — 160,000 shares; Keith A. Benson — 11,200 shares; Charles E. Cheney — 12,400 shares; James G. Gilbertson — 35,000 shares; James G. Sippl — 52,700 shares; Michael L. Snow — 47,600 shares; Tom F. Weyl — 23,600; Dickinson G. Wiltz — 26,000 shares; Michael Bell — 10,000 shares; Cary Deacon — 105,000 shares; Edward Goetz — 10,000 shares; and all directors and executive officers as a group — 539,100 shares.

(4)	Includes 21,800 shares of common stock issuable upon exercise of outstanding options exercisable within sixty days of December 31, 2004 owned by Brian Burke and 1,200 shares of common stock issuable upon exercise of outstanding options exercisable within sixty days of December 1, 2004 and 15 shares of common stock owned by Mr. Burke’s spouse.

(5)	Includes 22,600 shares of common stock issuable upon exercise of outstanding options exercisable within sixty days of December 31, 2004 owned by John Turner and 170 shares of common stock owned by Mr. Turner’s spouse.

DESCRIPTION OF CAPITAL STOCK

General

      The following summary description of our capital stock is based on the provisions of the Minnesota Business Corporation Act and our articles of incorporation, as amended, and bylaws. This description does not purport to be complete and is qualified in its entirety by reference to the terms of the articles of incorporation and bylaws. See “Where You Can Find More Information.”

      Our authorized capital stock consists of 110,000,000 shares no par value per share, of which 100,000,000 shares have been designated as common stock and 10,000,000 shares have been designated as preferred stock. As of December 31, 2004, we had 27,025,469 shares of our common stock outstanding and no shares of preferred stock outstanding.

Common Stock

      Each shareholder of record of our common stock is entitled to one vote for each share held on every matter properly submitted to the shareholders for their vote. Holders of our common stock do not have cumulative voting rights. As a result, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. After satisfaction of the dividend rights of holders of preferred stock, holders of common stock are entitled ratably to any dividend declared by the board of directors out of funds legally available for this purpose. Upon our liquidation, dissolution or winding up, the holders of our common stock are entitled to receive ratably our net assets available, if any, after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of our common stock have no redemption or conversion rights, no sinking fund provisions and no preemptive right to subscribe for or purchase additional shares of any class of our capital stock. The outstanding shares of our common stock are fully paid and nonassessable, and any shares of common stock issued in an offering pursuant to this prospectus and any shares of common stock issuable upon the exercise of common stock warrants or conversion or exchange of debt securities which are convertible into or exchangeable for our common stock, or in connection with the obligations of a holder of stock purchase contracts to purchase our common stock, when issued in accordance with their terms will be fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

      This section describes the general terms and provisions of our preferred stock. We will file a copy of the certificate of designation that contains the terms of each new series of preferred stock with the SEC each time we issue a new series of preferred stock. Each certificate of designation will establish the number of shares included in a designated series and fix the designation, powers, privileges, preferences and rights of the shares of each series as well as any applicable qualifications, limitations or restrictions. You should refer to the applicable certificate of designation as well as our certificate of incorporation before deciding to buy shares of our preferred stock as described in the applicable prospectus supplement.

      Our board of directors has been authorized to provide for the issuance of up to 10,000,000 shares of our preferred stock in multiple series without the approval of shareholders. With respect to each series of our preferred stock, our board of directors has the authority to fix the following terms:

•	the designation of the series;

•	the number of shares within the series;

•	whether dividends are cumulative and, if cumulative, the dates from which dividends are cumulative;

•	the rate of any dividends, any conditions upon which dividends are payable, and the dates of payment of dividends;

•	whether interests in the shares of preferred stock will be represented by depositary shares;

•	whether the shares are redeemable, the redemption price and the terms of redemption;

•	the amount payable to you for each share you own if we dissolve or liquidate;

•	whether the shares are convertible or exchangeable, the price or rate of conversion or exchange, and the applicable terms and conditions;

•	any restrictions on issuance of shares in the same series or any other series;

•	voting rights applicable to the series of preferred stock; and

•	any other rights, priorities, preferences, restrictions or limitations of such series.

      Holders of shares of preferred stock will be subordinate to the rights of our general creditors. Shares of our preferred stock that we issue in accordance with their terms will be fully paid and nonassessable, and will not be entitled to preemptive rights unless specified in the applicable prospectus supplement.

      Our ability to issue preferred stock, or rights to purchase such shares, could discourage an unsolicited acquisition proposal. For example, we could impede a business combination by issuing a series of preferred stock containing class voting rights that would enable the holders of such preferred stock to block a business combination transaction. Alternatively, we could facilitate a business combination transaction by issuing a series of preferred stock having sufficient voting rights to provide a required percentage vote of the shareholders. Additionally, under certain circumstances, our issuance of preferred stock could adversely affect the voting power of the holders of our common stock. Although our board of directors is required to make any determination to issue any preferred stock based on its judgment as to the best interests of our shareholders, our board of directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of our shareholders might believe to be in their best interests or in which shareholders might receive a premium for their stock over prevailing market prices of such stock. Our board of directors does not at present intend to seek shareholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or applicable stock exchange requirements.

Warrants

      In December 2003, we completed a private placement to institutional and other accredited investors of 2,631,547 shares of common stock and 657,887 shares of common stock issuable upon exercise of warrants. We sold the securities for $4.75 per share for total proceeds of approximately $12,500,000 and net proceeds of approximately $11,735,000. The net proceeds were used to discharge our approximate $6.6 million debt to Hilco Capital, LP incurred in connection with the BCI acquisition and the remainder was made available for, among other things, general working capital needs.

      The warrants issued to the placement investors were five-year warrants exercisable at any time after the sixth month anniversary of the date of issuance at $7.00 per share. The warrants contain customary anti-dilution provisions and a cashless exercise provision that is applicable only if a registration statement permitting sale of the underlying shares is not then available. On April 28, 2004, we registered for resale by the selling shareholders the shares of common stock and the shares of common stock issuable upon exercise of the warrants issued in the private placement under a registration statement on Form S-3. In addition, under the terms of such warrants, we can require cash exercise of these warrants at any time after December 15, 2004 if the volume weighted average price of our stock exceeds $12.00 per share for 30 consecutive trading days. We expect to cause such exercise to occur during the first calendar quarter of 2005 and we expect to receive gross proceeds of approximately $3.8 million upon such exercise.

Registration Rights

      At the closing of the FUNimation acquisition, we expect to enter into a registration rights agreement with the FUNimation sellers. The registration rights agreement will provide the holders of Navarre’s common stock issued in connection with the FUNimation acquisition with one demand registration right and customary piggyback registration rights. The demand right is exercisable within two years of the closing date of the acquisition and the registration is required to include at least 50% percent of the shares issued to the FUNimation sellers in the acquisition. Furthermore, a demand registration will only be permissible if we are eligible to use a registration statement on Form S-3.

      Any such registration statement is required to be kept effective for a period of one year, and we are obligated to pay all expenses of any registration other than underwriting discounts and commissions. The registration rights agreement provides that a demand request is not effective if it occurs within 60 days prior to the estimated date of filing of, and ending on a date that is 90 days following the effective date of, a Company-initiated registration statement. Furthermore, the FUNimation sellers have agreed to not sell any of the shares received in the FUNimation acquisition without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to any Company offering seeking to raise in excess of $10,000,000 in gross proceeds and ending on the date agreed by the Company and the managing underwriter, but not to exceed 90 days.

      The registration rights to be granted to the FUNimation sellers will terminate two years after the date of the registration rights agreement or such earlier time at which all the shares of common stock held by a FUNimation seller can be sold in any three month period without registration in compliance with Rule 144 of the Securities Act.

Anti-Takeover Effects of Certain Provisions of Minnesota Law

      Certain provisions of Minnesota law described below could have an anti-takeover effect. These provisions are intended to provide management flexibility, to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors and to discourage an unsolicited takeover if our board of directors determines that such a takeover is not in our best interests or the best interests of our shareholders. However, these provisions could have the effect of discouraging certain attempts to acquire us that could deprive our shareholders of opportunities to sell their shares of our stock at higher values.

      Section 302A.671 of the Minnesota Business Corporation Act applies, with certain exceptions, to any acquisitions of our stock (from a person other than us, and other than in connection with certain mergers and exchanges to which we are a party) resulting in the beneficial ownership of 20% or more of the voting stock then outstanding. Section 302A.671 requires approval of any such acquisition by a majority vote of our shareholders prior to its consummation. In general, shares acquired in the absence of such approval are denied voting rights and are redeemable by us at their then-fair market value within 30 days after the acquiring person has failed to give a timely information statement to us or the date the shareholders voted not to grant voting rights to the acquiring person’s shares.

      Section 302A.673 of the Minnesota Business Corporation Act generally prohibits any business combination by us, or any of our subsidiaries, with an interested shareholder, which means any shareholder that purchases 10% or more of our voting shares within four years following such interested shareholder’s share acquisition date, unless the business combination is approved by a committee of all of the disinterested members of our board of directors before the interested shareholder’s share acquisition date.

Indemnification of Certain Persons

      Minnesota law and our articles of incorporation and bylaws provide that we will, under certain circumstances and subject to certain limitations, indemnify any person made or threatened to be made a party to a proceeding by reason of that person’s former or present official capacity with us against judgments, penalties, fines, settlements and reasonable expenses. Any such person is also entitled, subject to certain limitations, to payment or reimbursement of reasonable expenses in advance of the final disposition of the proceeding.

Limitations on Director Liability

      Our articles of incorporation limit personal liability for breach of the fiduciary duty of our directors to the fullest extent provided by Minnesota law. Such provisions eliminate the personal liability of directors for damages occasioned by breach of fiduciary duty, except for liability based on the director’s duty of loyalty to us or our shareholders, liability for acts or omissions not made in good faith, liability for acts or omissions involving intentional misconduct or knowing violation of law, liability based on payments of improper dividends, liability based on a transaction from which the director derives an improper personal benefit, liability based on violation of state securities laws, and liability for acts occurring prior to the date such provision was added. Any amendment to or repeal of such provisions will not adversely affect any right or protection of a director for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

Special Provisions of Articles of Incorporation

      Our articles of incorporation divides our board of directors into three classes of directors serving staggered, three-year terms. Vacancies, and newly-created directorships resulting from any increase in the size of our board, must be filled by our board, even if the directors then on the board do not constitute a quorum or only one director is left in office. These provisions, together with the provisions of the Minnesota Business Corporation Act, could have the effect of delaying, deferring or preventing a change in control or the removal of existing management, of deterring potential acquirers from making an offer to our shareholders and of limiting any opportunity to realize premiums over prevailing market prices for our common stock in connection therewith. This could be the case notwithstanding that a majority of our shareholders might benefit from such a change in control or offer.

Transfer Agent and Registrar

      Wells Fargo Shareowner Services serves as the registrar and transfer agent for the common stock.

Listing

      Our common stock is quoted on the Nasdaq National Market under the symbol “NAVR.”

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

TO NON-UNITED STATES HOLDERS

      The following is a discussion of the material United States federal income tax consequences of an investment in our common stock by a holder that, for United States federal income tax purposes, is not a “United States person” (as defined below) (a “Non-United States Holder”). This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. This discussion does not address all aspects of United States federal income taxation which may be important to particular investors in light of their individual investment circumstances, such as common stock held by investors subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, partnerships, and tax-exempt organizations) or to persons that will hold the common stock as part of a straddle, hedge, conversion, constructive sale, or other integrated security transaction for United States federal income tax purposes, all of whom may be subject to tax rules that differ significantly from those discussed below. In addition, this discussion does not address any (i) United States federal income tax consequences to a Non-United States Holder that (A) is engaged in the conduct of a United States trade or business and acquires the common stock in connection therewith or (B) is a nonresident alien individual and such holder is present in the United States for 183 or more days during the taxable year and (ii) state, local, or foreign tax considerations. This discussion assumes that an investor will hold his common stock as a “capital asset” (generally, property held for investment) under the Internal Revenue Code. Prospective investors are urged to consult their tax advisors regarding the United States federal, state, local, and foreign income and other tax considerations of an investment in our common stock.

      For purposes of this discussion, a “United States person” is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation, partnership, or other entity created in, or organized under the laws of, the United States or any State or any political subdivision thereof, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that was in existence on August 20, 1996, was treated as a United States person on the previous day, and elected to continue to be so treated.

Dividends

      Dividends paid in cash to a Non-United States Holder will generally be subject to withholding of United States federal income tax at the rate of 30%. Non-United States Holders should consult any applicable income tax treaties that may provide for a reduction in, or exemption from, withholding taxes. A Non-United States Holder may be required to satisfy certain certification requirements in order to claim such treaty benefits.

Gain on Sale of Common Stock

      A Non-United States Holder will generally not be subject to United States federal income tax on gain recognized on a sale of our common stock.

Backup Withholding and Information Reporting

      In general, backup withholding will not apply to dividends on our common stock paid by us or our paying agents, in their capacities as such, to a Non-United States Holder if the holder has provided the required certification that such holder is a Non-United States Holder and neither we nor our paying agents have actual knowledge or reason to know otherwise. In addition, backup withholding will generally not apply to proceeds derived from the sale of common stock paid to a Non-United States Holder if the holder has provided the required certification that such holder is a Non-United States Holder and the paying agent does not have actual knowledge or reason to know otherwise.

      Generally, we must report to the United States Internal Revenue Service the amount of dividends paid, the name and the address of the recipient, and the amount, if any, of tax withheld. This information reporting requirement will apply even if no tax was required to be withheld.

      Any amounts withheld under the backup withholding rules from a payment to a Non-United States Holder may be refunded, or credited against the holder’s United States federal income tax liability, if any, provided that certain required information is provided to the United States Internal Revenue Service.

UNDERWRITING

      We intend to offer the shares through the underwriters. Subject to the terms and conditions described in an underwriting agreement between us and Bear, Stearns & Co. Inc., Jefferies & Company, Inc., Craig-Hallum Capital Group LLC, and Southwest Securities, Inc. we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us the number of shares of common stock listed opposite their names below.

Underwriter	Number of Shares

Bear, Stearns & Co. Inc.
Jefferies & Company, Inc.
Craig-Hallum Capital Group LLC
Southwest Securities, Inc.

Total

      The underwriters have agreed to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

      The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

      The underwriters have advised us that they propose initially to offer the shares to the public at the public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $     per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $     per share to other dealers. After the public offering, the public offering price, concession and discount may be changed.

      The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

		Without	With
	Per Share	Option	Option

Public offering price
Underwriting discount
Proceeds before expenses, to Navarre Corporation

      The expenses of the offering, excluding the underwriting discount and commissions and related fees, are estimated at $500,000 and are payable by us.

Over-allotment Option

      We have granted the underwriters an option exercisable for 30 days from the date of this prospectus to purchase a total of up to 975,000 additional shares at the public offering price less the underwriting discount. The underwriters may exercise this option solely to cover any over-allotments, if any, made in connection with this offering. To the extent the underwriters exercise this option in whole or in part, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares approximately proportionate to that underwriter’s initial commitment amount reflected in the above table.

No Sales of Similar Securities

      In connection with this offering, we, each of our officers and directors, and Gen Fukunaga and each of the other FUNimation sellers have agreed not to sell or transfer any shares of our common stock for 90 days after the date of the final prospectus without first obtaining the written consent of Bear, Stearns & Co. Inc. Specifically, we and these other individuals have agreed not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	lend or otherwise dispose of or transfer any common stock,

•	request or demand that we file a registration statement related to the common stock, or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequences of ownership of any common stock, whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

      These lock-up provisions do not limit our ability to grant options to purchase common stock, issue common stock upon the exercise of options or sell stock under our stock incentive plans.

      Bear, Stearns & Co. Inc. may waive these lock-up arrangements without public notice. Bear, Stearns & Co. Inc. has advised us that it will determine to waive or shorten the lock-ups on a case-by-case basis after considering various factors such as the current equity market condition, the performance of the price of our common stock since the offering, the likely impact of any waiver on the price of our common stock and the requesting party’s reason for making the request.

Price Stabilization, Short Positions

      Until the distribution of the shares is completed, SEC rules may limit the underwriters from bidding for and purchasing our common stock. However, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock during and after this offering.

      If the underwriters over-allot or otherwise create a short position in our common stock in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus, the underwriters may reduce that short position by purchasing shares in the open market. The underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. A naked short position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. In addition, the underwriters may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in this offering are reclaimed if shares of our common stock previously distributed in this offering are repurchased in connection with stabilization transactions or otherwise. These transactions to stabilize or maintain the market price may cause the price of our common stock to be higher than it might be in the absence of such transactions. The imposition of a penalty bid may also affect the price of our common stock to the extent that it discourages resales.

      Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters makes any representation that we or they will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

      In connection with this offering, the underwriters may allocate shares to accounts over which they exercise discretionary authority. The underwriters do not expect to allocate shares to discretionary accounts in excess of 5% of the total number of shares in this offering.

      Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. Bear, Stearns & Co. Inc. is acting as our financial advisor in connection with the FUNimation acquisition, for which Bear, Stearns & Co. Inc. will be receiving customary fees. In connection with its engagement as financial advisor, we granted Bear, Stearns & Co. Inc. the exclusive right, but not the obligation, to provide certain investment banking and advisory services to Navarre for a period of 18 months commencing November 5, 2004.

      In addition, in December 2003, Craig-Hallum Capital Group LLC acted as our placement agent in connection with our private placement to institutional and other accredited investors. As part of that offering, Craig-Hallum Capital Group LLC received a warrant to purchase 131,577 shares of Navarre common stock at an exercise price of $7.00 per share. The warrant was exercised on June 10, 2004. As of January 13, 2005, Craig-Hallum Capital Group LLC did not own any shares of Navarre common stock.

LEGAL MATTERS

      The validity of the common stock offered hereby will be passed on for us by Winthrop & Weinstine, P.A., Minneapolis, Minnesota. Skadden, Arps, Slate, Meagher & Flom LLP, Los Angeles, California, is acting as legal counsel to the underwriters.

EXPERTS

      The consolidated financial statements and schedule of Navarre Corporation at March 31, 2003 and 2004, and for each of the three years in the period ended March 31, 2004, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered accounting firm, as set forth in their reports therein appearing and incorporated elsewhere herein. The consolidated financial statements referred to above are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

      The combined financial statements of FUNimation included herein have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their reports included herein and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934. You may read and copy all or any portion of this information at the SEC’s principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Public Reference Room of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 after payment of fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room.

      The SEC also maintains a web site that contains reports, proxy statements and other information about issuers, like Navarre, who file electronically with the SEC. The address of that site is www.sec.gov.

      Our website address is www.navarre.com. This reference to our website is intended to be an inactive textual reference only. Our website and the information contained therein or connected thereto are not incorporated by reference into this prospectus.

      This prospectus is part of the registration statement and does not contain all of the information included in the registration statement. Whenever a reference is made in this prospectus to any contract or other document of Navarre, the reference may not be complete and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or document.

      The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in this prospectus. This prospectus incorporates by reference the documents set forth below that Navarre has previously filed with the SEC (other than information in such documents deemed not to be filed). These documents contain important information about Navarre and its finances.

Navarre SEC Filings
(File No. 0-22982)	Period

Annual Report on Form 10-K	Fiscal year ended March 31, 2004
Quarterly Reports on Form 10-Q	Quarterly periods ended June 30, 2004 and September 30, 2004
Current Reports on Form 8-K and Form 8-K/A	Filed April 15, 2004, May 26, 2004, June 22, 2004, July 20, 2004, July 27, 2004, August 2, 2004, September 29, 2004, and January 11, 2005
The description of Navarre common stock as set forth in its Registration Statement on Form 8-A, including all amendments and reports filed for the purpose of updating such description	Filed in November 1993

      All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and before the termination of the offering shall also be deemed to be incorporated herein by reference (other than information in such documents deemed not to be filed). In addition, all documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement and prior to the effectiveness of the registration statement shall be deemed to be incorporated herein by reference. Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

      To obtain a copy of these filings at no cost, you may write or telephone us at the following address:

      Navarre Corporation

      7400 49th Avenue North
      New Hope, Minnesota 55428
      Attention: Kathy Conlin, Controller
      (763) 535-8333

      Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference into such document.

NAVARRE CORPORATION

Consolidated Balance Sheets

	September 30, 2004	March 31, 2004

	(Unaudited)	(Note)

	(In thousands, except share amounts)
ASSETS
Current assets:
Cash and cash equivalents	$8,262	$14,495
Note receivable, related parties	1,433	278
Accounts receivable, less allowance for doubtful accounts and sales returns of $6,681 and $6,351, respectively	105,337	79,948
Inventories	60,017	30,151
Prepaid expenses and other current assets	5,085	4,139
Deferred tax assets	2,543	1,036

Total current assets	182,677	130,047
Property and equipment, net of accumulated depreciation of $6,821 and $6,650, respectively	6,180	6,914
Other assets:
Note receivable, related parties	500	600
Goodwill	9,738	10,371
Other assets	8,168	6,905

Total assets	$207,263	$154,837

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Note payable	$—	$651
Accounts payable	129,628	92,241
Accrued expenses	7,960	6,382

Total current liabilities	137,588	99,274
Commitments and contingencies
Shareholders’ equity:
Common stock, no par value:
Authorized shares — 100,000,000, issued and outstanding shares — 26,943,569 and 25,817,965, respectively	113,994	109,405
Accumulated deficit	(44,334)	(53,837)
Accumulated other comprehensive income (loss)	15	(5)

Total shareholders’ equity	69,675	55,563

Total liabilities and shareholders’ equity	$207,263	$154,837

Note:	The balance sheet at March 31, 2004 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements.

See accompanying notes to consolidated financial statements.

NAVARRE CORPORATION

Consolidated Statements of Operations
(Unaudited)

	Three Months Ended		Six Months Ended
	September 30,		September 30,

	2004	2003	2004	2003

	(In thousands, except per share amounts)
Net sales	$146,180	$107,459	$274,717	$182,069
Cost of sales	125,279	93,960	234,938	158,521

Gross profit	20,901	13,499	39,779	23,548
Operating expenses:
Selling and marketing	4,292	4,007	8,860	7,158
Distribution and warehousing	2,210	1,381	3,732	2,496
General and administration	8,697	6,004	16,299	11,176
Depreciation and amortization	843	409	1,547	796

	16,042	11,801	30,438	21,626

Income from operations	4,859	1,698	9,341	1,922
Other income (expense):
Interest expense	(60)	(98)	(101)	(146)
Other income, net	127	123	249	255

Income before income taxes	4,926	1,723	9,489	2,031
Income tax benefit	4	—	14	—

Net income	$4,930	$1,723	$9,503	$2,031

Basic income per share	$0.18	$0.08	$0.36	$0.09

Diluted income per share	$0.17	$0.08	$0.33	$0.09

Basic weighted average common shares outstanding	26,753	21,616	26,465	21,616

Diluted weighted average common shares outstanding	28,884	22,340	28,671	22,250

See accompanying notes to consolidated financial statements.

NAVARRE CORPORATION

Consolidated Statements of Cash Flows
(Unaudited)

	Six Months Ended
	September 30,

	2004	2003

	(In thousands)
Operating activities
Net income	$9,503	$2,031
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	1,547	796
Amortization of prepaid rent	33	—
Amortization of deferred financing costs	96	37
Write off of notes receivable, related parties	100	129
Deferred income taxes	(1,507)	—
Changes in operating assets and liabilities:
Accounts and notes receivable	(24,975)	(16,098)
Inventories	(29,866)	(6,016)
Prepaid expenses	(896)	(3,541)
Other assets	(1,364)	(965)
Accounts payable	37,644	18,617
Accrued expenses	2,282	(156)

Net cash used in operating activities	(7,403)	(5,166)
Investing activities
Note receivable, related parties	(1,155)	(28)
Net proceeds from sale leaseback	6,401	—
Purchase of property and equipment	(6,494)	(162)
Purchase of intangible assets	(398)	—
Payment of earn-out payment	(88)	—

Net cash used in investing activities	(1,734)	(190)
Financing activities
Proceeds from exercise of common stock options and warrants	3,885	—
Proceeds from notes payable — line of credit	13,512	31,442
Repayment of notes payable — line of credit	(13,512)	(29,155)
Repayment of notes payable	(651)	(268)
Debt acquisition costs	(350)	(250)

Net cash provided by financing activities	2,884	1,769
Effect of exchange rate changes on cash and cash equivalents	20	(10)

Net decrease in cash and cash equivalents	(6,233)	(3,597)
Cash and cash equivalents at beginning of period	14,495	10,485

Cash and cash equivalents at end of period	$8,262	$6,888

Supplemental schedule of noncash investing and financing activities:
Reclassification of stock compensation accrual to shareholders’ equity	$704	$—
Purchase price adjustments effecting: accounts receivable, prepaid expenses, goodwill and accounts payable	721	—

See accompanying notes to consolidated financial statements.

NAVARRE CORPORATION

Notes to Consolidated Financial Statements (Unaudited)
September 30, 2004

1.	Basis of Presentation

      The accompanying unaudited consolidated financial statements of Navarre Corporation have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Form 10-Q and Regulation S-X. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete consolidated financial statements. All intercompany accounts and transactions have been eliminated. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Because of the seasonal nature of our business, the operating results for the three and six month periods ended September 30, 2004 are not necessarily indicative of the results that may be expected for the year ending March 31, 2005. For further information, refer to the consolidated financial statements and footnotes thereto included in Navarre Corporation’s Annual Report on Form 10-K for the year ended March 31, 2004.

      Certain 2004 amounts have been reclassified to conform to the 2005 presentation. Reclassification of these amounts had no effect on previously reported shareholders’ equity or net income.

2.	Inventories

      Inventories consist of the following:

	September 30, 2004	March 31, 2004

Finished products	$55,232	$27,826
Raw materials	4,785	2,325

	$60,017	$30,151

3.	Acquisitions

      On November 3, 2003, the Company acquired the assets of BCI Eclipse, LLC (“BCI”). Under the terms of the acquisition, a newly-formed subsidiary of Navarre acquired all assets of BCI for approximately $10.4 million in cash and one million shares of Navarre common stock with a value at closing of $5.1 million. There is also the possibility that, depending on BCI’s ability to meet certain goals with respect to its operating income, the Company will pay certain additional payments to BCI each year until 2008. The maximum amount each of these annual payments varies over that period from $87,500 to $350,000. The assets purchased by the Company included certain fixed assets, intellectual property, inventory, receivables and contract rights related to BCI’s business.

      The purchase price was allocated on a preliminary basis using information available at the time of purchase. The allocation of the purchase price to the assets acquired will be finalized in fiscal 2005. The Company has adjusted and will, if appropriate, adjust the allocation of the purchase price after obtaining more information regarding asset and liability valuation. The preliminary adjusted allocation has resulted in goodwill of $6.6 million, which will not be amortized.

NAVARRE CORPORATION

Notes to Consolidated Financial Statements (Unaudited) — (Continued)

      The preliminary adjusted purchase price allocation was as follows (in thousands):

Accounts receivable, net of allowances	$5,957
Inventories	3,071
Prepaid expenses and other current assets	702
Property and equipment	30
Other	572
Identifiable intangible assets	4,420
Goodwill	6,629
Current liabilities	(5,836)

Total purchase price	$15,545

4.	Business Segments -

      Financial information by reportable business segment is included in the following summary:

Three months ended September 30, 2004	Distribution	Publishing	Eliminations	Consolidated

	(In thousands)
Net sales	$136,049	$22,562	$(12,431)	$146,180
Income from operations	2,024	2,835	—	4,859
Net income before tax	2,167	2,760	—	4,927
Total assets	190,841	49,585	(33,163)	207,263

Three months ended September 30, 2003	Distribution	Publishing	Eliminations	Consolidated

Net sales	$103,455	$9,224	$(5,220)	$107,459
Income from operations	1,564	134	—	1,698
Net income (loss) before tax	1,724	(1)	—	1,723
Total assets	127,776	17,439	(14,309)	130,906

Six months ended September 30, 2004	Distribution	Publishing	Eliminations	Consolidated

Net sales	$247,537	$52,614	$(25,434)	$274,717
Income from operations	2,942	6,399	—	9,341
Net income before tax	3,228	6,261	—	9,489
Total assets	190,841	49,585	(33,163)	207,263

Six months ended September 30, 2003	Distribution	Publishing	Eliminations	Consolidated

Net sales	$178,071	$13,876	$(9,878)	$182,069
Income from operations	1,858	64	—	1,922
Net income (loss) before tax	2,235	(204)	—	2,031
Total assets	127,776	17,439	(14,309)	130,906

NAVARRE CORPORATION

Notes to Consolidated Financial Statements (Unaudited) — (Continued)

5.	Net Earnings Per Share

      The following table sets forth the computation of basic and diluted earnings per share:

	Three Months Ended		Six Months Ended
	September 30,		September 30,

	2004	2003	2004	2003

	(In thousands, except per share data)
Numerator:
Net income	$4,930	$1,723	$9,503	$2,031

Denominator:
Denominator for basic earnings per share — weighted-average shares	26,753	21,616	26,465	21,616
Dilutive securities: Employee stock options and warrants	2,131	724	2,206	634

Denominator for diluted earnings per share — adjusted weighted-average shares	28,884	22,340	28,671	22,250

Basic income per share	$0.18	$0.08	$0.36	$0.09

Dilutive income per share	$0.17	$0.08	$0.33	$0.09

6.	Stock-Based Compensation

      The Company has a stock option plan for officers and key employees. The Company accounts for this plan under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, (“APB 25”), and related interpretations. Therefore, when the exercise price of stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. The Company adopted the disclosure-only provisions of Financial Accounting Standards Board Statement No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). The following table illustrates the effect on net income and net income per share if the Company had applied the fair value recognition provision of SFAS 123, to stock-based employee compensation.

	Three Months
	Ended		Six Months Ended
	September 30,		September 30,

	2004	2003	2004	2003

	(In thousands, except per share data)
Net income, as reported	$4,930	$1,723	$9,503	$2,031
Add: Stock-based employee compensation expense	—	141	—	169
Deduct: Stock-based compensation expense determined under fair value method for all awards, net of tax	(209)	(211)	(346)	(411)

Net income, pro forma	$4,721	$1,653	$9,157	$1,789

Income per share:
Basic — as reported	$0.18	$0.08	$0.36	$0.09

Basic — pro forma	$0.18	$0.08	$0.35	$0.08

Diluted — as reported	$0.17	$0.08	$0.33	$0.09

Diluted — pro forma	$0.16	$0.07	$0.32	$0.08

NAVARRE CORPORATION

Notes to Consolidated Financial Statements (Unaudited) — (Continued)

      Pro forma information regarding net income and income per share is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS 123. The fair value of options granted in fiscal 2005 second quarter were estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rate of 3.59%; volatility factor of the expected market price of the Company’s common stock of 81%; expected life of the option of five years; and no dividends. The weighted average fair value of options granted in fiscal 2005 second quarter was $7.26.

7.	Bank Financing and Debt

      On June 21, 2004, the Company finalized an amendment and restatement of its Credit Agreement with GE Commercial Finance. Under the terms of the amended and restated agreement a new $10.0 million revolving credit facility was established for use by the Company in connection with equity or asset-based acquisitions. The revised agreement also permits the Company to utilize up to $10.0 million of the existing $40.0 million revolving credit facility for such acquisitions. Previously, this $40.0 million facility was restricted for use only in connection with the Company’s working capital needs. In addition, the agreement was extended to December 2007. The Company had no balance under this facility as of September 30, 2004 and March 31, 2004, respectively. The Company’s ability to borrow is based upon its compliance with certain requirements and financial covenants. The Company exceeded its capital expenditure covenant as of September 30, 2004 due to the increase in building and picking system costs. However, as of September 30, 2004, the Company has received a waiver and amendment for this covenant violation. The Company is in compliance with all other covenants as of September 30, 2004.

8.	Income Taxes

      For the three-month and six-months ended September 30, 2004, the Company recorded a net tax benefit of $4,000 and $14,000, respectively; a net affect of recording tax expense and the reversal of a portion of the deferred tax asset valuation allowance. The Company is utilizing existing net operating loss carry forwards in fiscal 2005. At March 31, 2004 the Company had net operating loss carryforwards of approximately $10.9 million which will begin to expire if unused in 2014 subject to limitations under Section 382 of the Internal Revenue Code. Of this amount, approximately $1.2 million of future net operating loss utilization will result in tax benefits associated with stock option exercises that will not reduce tax expense but rather will increase equity. At September 30, 2004 and March 31, 2004, the Company had a remaining valuation allowance of $3.2 million and $6.7 million, respectively, and it is possible that fiscal 2005 results could include the reversal of additional amounts of tax valuation reserves, which would be recorded as a reduction of income tax expense to the extent it becomes more likely than not that the valuation allowance is not needed.

9.	Contingencies

      On July 7, 2004, ValueVision Media, Inc. (“ValueVision”) commenced an action against the Company in Hennepin County District Court for the State of Minnesota, alleging among other things that the Company breached a 1997 Stock Purchase Agreement and Conversion Agreement between the parties and NetRadio Corporation (“NetRadio”). ValueVision’s Complaint seeks damages in excess of $50,000, restitution and an order of specific performance requiring Navarre to convert ValueVision’s shares of NetRadio stock into Navarre common stock based upon a January 30, 2002 notice of default and the conversion formula set forth in the Conversion Agreement that is filed as exhibit 10.19 to the Company’s Form 10-K for the year ended March 31, 1997.

      On August 9, 2004, the Company answered the Complaint, denied liability and asserted defenses. Among other defenses, the Company believes that ValueVision’s alleged rights under the Stock Purchase

NAVARRE CORPORATION

Notes to Consolidated Financial Statements (Unaudited) — (Continued)

Agreement and Conversion Agreement terminated pursuant to the express terms and conditions of the Stock Purchase Agreement and the Conversion Agreement upon the occurrence of the initial public offering of NetRadio. This position is supported by, among other things, certain statements that appear in the prospectus that is on file in connection with NetRadio’s initial public offering. At the time that the NetRadio Form S-1 was filed, a representative of ValueVision sat on the board of directors of NetRadio and consented to the filing of the NetRadio Form S-1.

      The parties are in the process of conducting discovery and no trial date has been set. The Company intends to vigorously defend against the claims asserted by ValueVision. Because of the status of the proceeding and the contingencies and uncertainties associated with litigation, it is difficult, if not impossible, to predict a result in this proceeding.

      On August 9, 2004, the Company answered the Complaint, denied liability and asserted defenses. Among other defenses, the Company believes that ValueVision’s alleged rights under the Stock Purchase Agreement and Conversion Agreement terminated pursuant to the express terms and conditions of the Stock Purchase Agreement and Conversion Agreement prior to any alleged breach. The parties are in the process of conducting discovery and no trial date has been set. The Company intends to vigorously defend against the claims asserted by ValueVision. Because of the status of the proceeding and the contingencies and uncertainties associated with litigation, it is difficult, if not impossible, to predict a result in this proceeding.

      In the normal course of our business, we are involved in a number of litigation matters that are incidental to the operation of our business. These matters generally include, among other things, collection matters with regard to products distributed by us and accounts receivable owed to us. We currently believe that the resolution of any of these pending matters will not have a material adverse effect on our financial position or liquidity, but an adverse decision in more than one of the matters could be material to our consolidated results of operations.

10.	Sale/leaseback of Warehouse Facility

      During June 2004, the Company entered into an agreement for the sale and leaseback of its warehouse adjacent to the Company’s headquarters building in New Hope, Minnesota, for net proceeds of $6.4 million. The initial term of the lease is 15 years, with options to renew for three additional five-year periods. The lease was classified as an operating lease.

      The $1.4 million difference between property and equipment sold and the net proceeds has been established as prepaid rent and will be amortized over the life of the lease. Rental payments under the lease approximate $659,000 for the first year, with an annual increase of 2.75% each year thereafter.

      The following is a schedule of estimated rental payments for the period ending March 31, 2005 (in thousands):

2005	$659
2006	677
2007	696
2008	715
2009	735
Thereafter	8,556

11.	Riverdeep Inc. License and Distribution Agreement

      On March 29, 2004, the Company entered into a license and distribution agreement (“Agreement”) with Riverdeep Inc. (“Riverdeep”). The Agreement contains provisions for a license fee and a guaranteed royalty.

NAVARRE CORPORATION

Notes to Consolidated Financial Statements (Unaudited) — (Continued)

The Company will incur royalty expense for the license fee based on product sales for the year. However, payment will not begin until the license fee royalties have exceeded the guaranteed royalty (see below). License fee royalties were $1.5 million and $4.0 million for the three-month and six-month periods ended September 30, 2004, respectively; and are reflected in cost of sales in the consolidated statement of operations.

      The Company is required to advance from $9 million up to $13 million of guaranteed royalty payments to Riverdeep for the period from April 1, 2004 to March 31, 2005. At September 30, 2004, $5.4 million has been paid. Of the amount paid, $1.4 million is reflected in prepaid assets in the consolidated balance sheet as of September 30, 2004. The guaranteed royalty is non-refundable, but is offset by royalties earned by Riverdeep for an initial period of one year from March 31, 2004 and for an additional 42 months to fully recoup the guaranteed royalty, if necessary. The Company will monitor these prepaid assets for potential impairment based on activity with Riverdeep.

12.	Goodwill and Intangible Assets

      As of September 30, 2004 and March 31, 2004, goodwill amounted to $9.7 million and $10.4 million, respectively. During fiscal 2005 further purchase price adjustments of $721,000 less the annual earn-out payment of $88,000 were made relating to the BCI acquisition resulting in a reduction to goodwill of $633,000.

      Other identifiable intangible assets, net of amortization, of approximately $5.8 million and $6.1 million as of September 30, 2004 and March 31, 2004, respectively, are being amortized over useful lives ranging from three to seven years and are as follows (in thousands):

	As of September 30, 2004

	Gross
	Carrying	Accumulated
	Amount	Amortization	Net

Masters	$6,628	$897	$5,731
Other	705	637	68

	$7,333	$1,534	$5,799

	As of March 31, 2004

	Gross
	Carrying	Accumulated
	Amount	Amortization	Net

Masters	$6,230	$220	$6,010
Other	705	592	113

	$6,935	$812	$6,123

      Aggregate amortization expense for the three-month and six-month periods ended September 30, 2004 were $373,000 and $722,000, respectively and for the three-month and six-month periods ended September 30, 2003 were $22,000 and $45,000, respectively.

NAVARRE CORPORATION

Notes to Consolidated Financial Statements (Unaudited) — (Continued)

      The following is a schedule of estimated amortization expense for the period ending March 31, 2005 (in thousands):

2005	$1,404
2006	1,299
2007	1,198
2008	1,062
2009	1,029

13.	Other Comprehensive Income

      The Company reports accumulated other comprehensive income as a separate item in the shareholders’ equity section of the consolidated balance sheet. Other comprehensive income consists of foreign currency translation adjustments. For the three-month and six-month periods ended September 30, 2004 and September 30, 2003, the amounts were de minimis.

14.	Recently Issued Accounting Pronouncements

      In December 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation Number (“FIN”) 46 (revised December 2003), Consolidated of Variable Interest Entities (“FIN 46R”), which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. The Company is required to apply FIN 46R to variable interest entities (“VIEs”) created after December 31, 2003. For variable interests in VIEs created before January 1, 2004, FIN 46R will be applied beginning on January 1, 2005. For any VIEs that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and noncontrolling interests of the VIEs initially would be measured at their carrying amounts, with any differences between the net amounts added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of a change in accounting principle. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and noncontrolling interest of the VIEs. As of September 30, 2004, the Company had no entities within the scope of the statement.

      FSAB Statement No. 150 (the “Statement”), Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, was issued in May 2003. The Statement establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. The Statement also includes required disclosures for financial instruments within its scope. For the Company, the Statement was effective for instruments entered into or modified after May 31, 2003, and otherwise was effective as of January 1, 2004, except for mandatorily redeemable financial instruments. For certain mandatorily redeemable financial instruments, the Statement will be effective for the Company on January 1, 2005. The effective date has been deferred indefinitely for certain other types of mandatorily redeemable financial instruments. As of September 30, 2004, the Company had no financial instruments within the scope of the Statement.

15.	Investments

      The Company has a 45% interest in Mix and Burn, Inc., a start-up company developing a music listening and CD burning station. The Company has also authorized a line of credit not to exceed $2.5 million, which expires January 31, 2005. At September 30, 2004, the note receivable from Mix and Burn, Inc. was $1.4 million and is reflected as “Notes receivable, related parties.”

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Navarre Corporation

      We have audited the accompanying consolidated balance sheets of Navarre Corporation as of March 31, 2004 and 2003, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2004. Our audits also included the financial statement schedule listed in the Index to the Financial Statements. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Navarre Corporation at March 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2004, in conformity with accounting principles generally accepted in the United States. Also in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ ERNST & YOUNG LLP

Minneapolis, Minnesota

May 13, 2004, except for footnote 5,
as to which the date is June 21, 2004

Navarre Corporation

Consolidated Balance Sheets

	As of March 31,

	2004	2003

	(In thousands, except
	share amounts)
ASSETS
Current assets:
Cash	$14,495	$10,485
Accounts receivable, less allowance for doubtful accounts and sales returns of $6,351 in 2004 and $5,940 in 2003	72,316	54,787
Inventories	30,151	22,828
Prepaid expenses and other current assets	5,175	4,845

Total current assets	122,137	92,945
Property and equipment, net of accumulated depreciation of $6,650 in 2004 and $5,633 in 2003	6,914	3,585
Other assets:
Notes receivable, related parties	600	800
Goodwill	10,371	3,109
Other assets	6,905	690

Total assets	$146,927	$101,129

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Note payable	$651	$805
Accounts payable	84,331	67,093
Accrued expenses	6,377	4,292

Total current liabilities	91,359	72,190
Note payable, long-term	—	268

Total liabilities	91,359	72,458
Shareholders’ equity
Common stock, no par value:
Authorized shares — 100,000,000
Issued and outstanding shares — 25,817,965 in 2004 and 21,616,187 in 2003	109,405	91,404
Accumulated deficit	(53,837)	(62,733)

Total shareholders’ equity	55,568	28,671

Total liabilities and shareholders’ equity	$146,927	$101,129

See accompanying notes.

Navarre Corporation

Consolidated Statements of Operations

	Fiscal Years Ended March 31,

	2004	2003	2002

	(In thousands, except per share amounts)
Net sales	$475,244	$359,384	$303,817
Cost of sales	417,904	314,371	270,924

Gross profit	57,340	45,013	32,893
Operating expenses:
Selling and marketing	16,215	13,330	8,098
Distribution and warehousing	6,000	5,514	5,202
General and administrative	23,273	20,047	16,909
Depreciation and amortization	2,000	2,117	1,491
Restructuring	—	—	672
Stock-based compensation	705	—	—

	48,193	41,008	32,372
Income from operations	9,147	4,005	521
Other income (expense):
Debt extinguishment	(908)	—	—
Interest expense	(378)	(194)	(173)
Other income	452	447	884

Income before equity in income of NetRadio Corp.	8,313	4,258	1,232
Equity in income of NetRadio Corp.	—	63	1,480

Net income before tax	8,313	4,321	2,712
Tax benefit	583	—	—

Net income available to common shareholders	$8,896	$4,321	$2,712

Basic income per share	$0.39	$0.20	$0.12

Diluted income per share	$0.37	$0.20	$0.12

Basic weighted average common shares outstanding	22,780	21,616	22,553
Diluted weighted average common shares outstanding	24,112	21,841	22,575

See accompanying notes.

Navarre Corporation

Consolidated Statements of Shareholders’ Equity

	Common
	Shares	Common	Accumulated
	Issued	Stock	Deficit

	(In thousands, except share amounts)
Balance at March 31, 2001	24,030,379	$94,116	$(69,766)
Repurchase of common shares	(2,414,192)	(2,712)	—
Net income	—	—	2,712

Balance at March 31, 2002	21,616,187	$91,404	$(67,054)
Net income	—	—	4,321

Balance at March 31, 2003	21,616,187	$91,404	$(62,733)
Shares issued upon exercise of stock options	570,231	814	—
Shares issued with private placement	2,631,547	11,735	—
Shares issued with acquisition of BCI	1,000,000	5,080	—
Value of warrants issued to Hilco	—	372	—
Net income	—	—	8,896

Balance at March 31, 2004	25,817,965	$109,405	$(53,837)

See accompanying notes.

Navarre Corporation

Consolidated Statements of Cash Flows

	Fiscal Years Ended March 31,

	2004	2003	2002

	(In thousands)
Operating activities
Net income	$8,896	$4,321	$2,712
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,000	2,117	1,847
Equity in income of NetRadio Corp.	—	(63)	(1,480)
Stock option compensation	705	—	—
Warrant expense	372	—	—
Write-off of notes receivable	257	258	56
Changes in operating assets and liabilities net of effects of acquisitions:
Accounts receivable	(12,205)	(7,506)	5,208
Inventories	(4,252)	(5,495)	7,313
Prepaid expenses	372	(4,580)	46
Other assets	(1,536)	(1,251)	(527)
Accounts payable	13,776	12,301	(12,613)
Accrued expenses	(992)	1,244	(220)

Net cash provided by operating activities	7,393	1,346	2,342
Investing activities
Acquisition, net of cash acquired	(10,465)	(7,546)	—
Notes receivable, related parties	(57)	(769)	(289)
Payments on NetRadio Note	—	63	1,480
Purchases of equipment and leasehold improvements	(4,988)	(1,039)	(973)

Net cash (used in) provided by investing activities	(15,510)	(9,291)	218
Financing activities
Proceeds from note payable, bank	417,094	303,085	167,729
Payments on note payable, bank	(417,094)	(303,085)	(167,729)
Repayment of note	(422)	(536)	—
Repurchase of Navarre common stock	—	—	(2,712)
Proceeds from sale of common stock	11,735	—	—
Proceeds from exercise of common stock options	814	—	—

Net cash provided by (used in) financing activities	12,127	(536)	(2,712)

Net increase (decrease) in cash	4,010	(8,481)	(152)
Cash at beginning of year	10,485	18,966	19,118

Cash at end of year	$14,495	$10,485	$18,966

See accompanying notes.

Navarre Corporation

Notes to Consolidated Financial Statements
March 31, 2004

1.	Business Description

      Navarre Corporation, a Minnesota corporation formed in 1983, publishes and distributes a broad range of home entertainment and multimedia products, including personal computer (“PC”) software, audio and video titles and interactive games. Our business is divided into two business segments — Distribution and Publishing. Our distribution business is operated through Navarre Corporation. Our publishing business is operated through our Encore Software and BCI Eclipse entities. Through these business segments we maintain and leverage strong relationships throughout the publishing and distribution chain. Our broad base of customers includes (i) wholesale clubs, (ii) mass merchandisers, (iii) other third-party distributors, (iv) computer specialty stores, (v) music specialty stores, (vi) book stores, (vii) office superstores, and (viii) electronic superstores. Our customer base includes over 500 individual customers with over 18,000 locations, certain of which are international locations.

      Through our Distribution business, we distribute and provide fulfillment services in connection with a variety of finished goods that are provided by our vendors, which include a variety of publishers, independent and major music labels, and movie studios. These vendors provide us with PC software, CD and DVD audio, DVD and VHS video, video games and accessories. Our Distribution business focuses on providing retailers and publishers with high-quality services for the broad, efficient distribution of these products, including vendor-managed inventory, Electronic Data Interchange services, fulfillment services, and retailer-oriented marketing services.

      Through our Publishing business we are the exclusive licensee or owner of PC software, CD and DVD audio, DVD and VHS video, and video game titles. Our Publishing business licenses, packages, markets and sells these products to third-party distributors, directly to retailers, as well as to our Distribution business. We expect that our recent agreement to distribute Riverdeep’s educational and interactive products will increase the size of this segment.

2.	Summary of Significant Accounting Policies

Consolidation

      The financial statements include the accounts of the Company and its wholly-owned subsidiary BCI Eclipse Company, LLC and majority-owned subsidiary Encore Software, Inc. All intercompany accounts and transactions have been eliminated.

Cash and Cash Equivalents

      The Company considers short-term investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

Inventories

      Inventories are stated at the lower of cost or market with cost determined on the first-in, first-out (FIFO) method. Obsolescence reserves were $804,000 and $318,000 at March 31, 2004 and 2003, respectively.

Navarre Corporation

Notes to Consolidated Financial Statements — (Continued)

Property and Equipment

      Property and equipment are recorded at cost. Depreciation is computed using the straight-line method for leasehold improvements and accelerated methods for equipment over estimated useful lives. Estimated useful lives by major asset categories are as follows.

Asset	Life in Years

Furniture and Fixtures	7
Office Equipment	5
Computer Equipment	3
Warehouse Equipment	5
Leasehold Improvements	10

Impairment of Long-Lived Assets

      In accordance with Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, long-lived assets, such as property and equipment, are evaluated for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. An impairment loss is recognized when estimated undiscounted cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset (if any) are less than the carrying value of the asset. When an impairment loss is recognized, the carrying amount of the asset is reduced to its estimated fair value.

      On January 1, 2003, the Company adopted SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. Since adoption, the present value of costs associated with location closings, primarily future lease costs, are charged to earnings when a location is vacated. Prior to this, the liability was recognized when the Company made the decision to close the location.

Goodwill and Intangible Assets

      Goodwill is the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations accounted for under the purchase method. Effective April 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, which eliminated the systematic amortization of goodwill. The Company reviews goodwill for potential impairment annually for each reporting unit and when events or changes in circumstances indicate the carrying value of the goodwill might exceed its current fair value. The Company has no goodwill associated with its Distribution segment, while the Publishing segment has two reporting units that have goodwill — Encore and BCI Eclipse. The Company determines fair value using widely accepted valuation techniques, including discounted cash flow and market multiple analysis. These types of analyses require the Company to make certain assumptions and estimates regarding industry economic factors and the profitability of future business strategies. Prior to the adoption of FASB Statement 142, goodwill was amortized on a straight-line basis over 5 to 15 years. This resulted in amortization expense for fiscal year 2002 of $356,000. A reconciliation of reported earnings to reflect the adoption of SFAS No. 142, as if it were effective for all fiscal years presented, is provided below.

Navarre Corporation

Notes to Consolidated Financial Statements — (Continued)

	Fiscal Years Ended March 31,

	2004	2003	2002

	(In thousands, except
	per share amounts)
Net income, as reported	$8,896	$4,321	$2,712
Add back goodwill amortization, net of tax	—	—	356

Adjusted net income	$8,896	$4,321	$3,068
Diluted income per share, as reported	$0.37	$0.20	$0.12
Add back goodwill amortization	—	—	0.02

Adjusted diluted income per share	$0.37	$0.20	$0.14

      In the fourth quarter of fiscal 2004, the Company completed its annual impairment testing of goodwill related to the acquisitions of Encore and BCI Eclipse and determined there were no impairments. Encore’s fair value was based on the then current expectations for the business in light of the existing software environment and the uncertainty associated with software products.

      Goodwill totaled $10.4 and $3.1 million at March 31, 2004 and 2003, respectively. The change from fiscal 2003 to fiscal 2004 resulted from the acquisition of BCI Eclipse.

      The changes in the carrying amount of goodwill by segment were as follows (in thousands):

	Distribution	Publishing	Consolidated

Balances as of March 31, 2001	$356	$—	$356
Systematic amortization of goodwill	(356)	—	(356)

Balances as of March 31, 2002	$—	$—	$—
Goodwill resulting from acquisitions	—	2,323	2,323
Final purchase price allocation adjustment	—	786	786

Balances as of March 31, 2003	$—	$3,109	$3,109
Goodwill resulting from acquisitions	—	7,262	7,262

Balances as of March 31, 2004	$—	$10,371	$10,371

      Intangible assets totaled $6.1 million and $204,000 at March 31, 2004 and 2003, respectively. The change from fiscal 2003 to fiscal 2004 resulted primarily from the acquisition of BCI Eclipse. The amortization expense of intangible assets for fiscal 2004 was $311,000 compared to $501,000 for fiscal 2003.

      The following is a schedule of estimated future amortization expense (in thousands):

2005	$1,404
2006	1,299
2007	1,198
2008	1,029
2009	131

Revenue Recognition

      The Company recognizes revenue at the time product is received by our customers and title has passed, and provides a reserve for sales returns based on the trailing twelve months’ experience by product line. The Company’s selling price is fixed at the time of shipment and invoicing. The terms of our sales agreements are

Navarre Corporation

Notes to Consolidated Financial Statements — (Continued)

not contingent upon the resale of the product by our customers, and we have no continuing obligation to our customers.

      The Company’s distribution customers at times qualify for certain price protection benefits from the Company’s vendors. The Company serves as an intermediary to settle these amounts between vendors and customers. The Company accounts for these amounts as reductions of revenues with corresponding reductions in cost of goods sold in the period of the initial sale to customers.

      The Company at times provides certain price protection, promotional monies, back-end volume rebates and other incentives to customers in its publishing business. The Company records reserves for these incentives based on trailing twelve months’ experience rates by product line. The Company records these amounts as reductions in revenue at the time the original revenue is recorded.

      Although its past experience has been a good indicator of future return levels and other revenue reductions, there can be no assurance that its current reserve levels will be adequate in the future.

Allowance for Doubtful Accounts

      The Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral. Receivables generally are due within sixty days. The Company evaluates the collectibility of its accounts receivable, including advances and balances with independent labels, based on a combination of factors. In circumstances where the Company is aware of a specific customer’s inability to meet their financial obligations to Navarre (e.g., bankruptcy filings, substantial down-grading of credit scores), the Company records a specific reserve for bad debts against amounts due to reduce the net recognized receivable to the amounts the Company reasonably believes will be collected. For all other customers, the Company recognizes reserves for bad debts based on the length of time the receivables are past due based on the Company’s historical experience of write-offs of accounts with similar characteristics. The Company’s largest collection risks exist for retail customers that are in bankruptcy, or at risk of bankruptcy. The occurrence of these events is infrequent, but can be material when it does occur. Although credit losses relating to customers consistently have been within management’s expectations, if circumstances change (i.e., higher than expected defaults or an unexpected material adverse change in a major customer’s ability to meet its financial obligations to the Company), the Company estimates of the recoverability of amounts due could be reduced by a material amount.

Classification of Shipping Costs

      Costs incurred with the shipment of product between the Company and its vendors are classified in cost of goods sold. These costs were $2,103,000, $1,660,000, and $922,000 for the years ended March 31, 2004, 2003, and 2002, respectively.

      Costs incurred with the shipment of product from the Company to its customers are classified in selling expenses. These costs were $6,448,000, $6,259,000, and $5,366,000 for the years ended March 31, 2004, 2003, and 2002, respectively.

Stock-Based Compensation

      The Company has a stock option plan for officers, key employees and directors, which is described more fully in Note 7. The Company accounts for this plan under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), and related Interpretations. Under APB 25, when the exercise price of stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. The Company has elected to apply disclosure-only provisions of SFAS 123 as amended by SFAS No. 148. The following table illustrates the effect on net income and net income per share if the Company had applied the fair value recognition

Navarre Corporation

Notes to Consolidated Financial Statements — (Continued)

provision of Financial Accounting Standards Board Statement No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), to stock-based employee compensation.

	Fiscal Years Ended March 31,

	2004	2003	2002

	(In thousands,
	except for per share data)
Net income	$8,896	$4,321	$2,712
Deduct: Total stock-based compensation determined under fair value based method for all awards	(861)	(694)	(529)

Adjusted net income, fair value method for all stock-based awards	$8,035	$3,627	$2,183
Basic income per share — as reported	$0.39	$0.20	$0.12

Basic income per share — SFAS No. 123 adjusted	$0.35	$0.17	$0.10

Diluted income per share — as reported	$0.37	$0.20	$0.12

Diluted income per share — SFAS No. 123 adjusted	$0.33	$0.17	$0.10

      Pro forma information regarding net income and income per share is required by Statement 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of Statement 123. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rate of 2.9%, 2.9%, and 3.5% for fiscal 2004, 2003, and 2002, respectively; volatility factor of the expected market price of the Company’s common stock of 70%, 73%, and 117% for fiscal 2004, 2003 and 2002, respectively; expected life of the option of five years; and no dividends.

      The weighted average fair value of options granted in fiscal 2004, 2003, and 2002 was $3.28, $0.87, and $0.91, respectively.

Commitments and Contingencies

      The Company is exposed to claims and litigation arising out of the ordinary course of business. Management, after consulting with legal counsel, believes the currently identified claims and litigation will not have a material adverse effect on the Company’s results of operations or its financial condition taken as a whole.

Income Taxes

      Income taxes are recorded under the liability method. Deferred income taxes are provided for temporary differences between the financial reporting and tax bases of assets and liabilities. Deferred tax assets are reduced by valuation allowances if it is more likely than not that some portion of the asset will not be realized.

Navarre Corporation

Notes to Consolidated Financial Statements — (Continued)

Earnings Per Common Share

      The basic earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding. The following table sets forth the computation of basic and diluted earnings per share:

	Fiscal Years Ended March 31,

	2004	2003	2002

	(In thousands,
	except for per share data)
Numerator
Net income	$8,896	$4,321	$2,712

Denominator:
Denominator for basic earnings per share — weighted average shares	22,780	21,616	22,553
Dilutive securities: Employee stock options	1,332	225	22
Denominator for diluted earnings per share — adjusted weighted average shares	24,112	21,841	22,575

Basic earnings per share	$0.39	$0.20	$0.12

Diluted earnings per share	$0.37	$0.20	$0.12

Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Vendor Allowances

      The Company receives allowances from vendors as a result of purchasing their products. In accordance with Emerging Issues Task Force (EITF) 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor, vendor allowances are initially deferred. The deferred amounts are then recorded as a reduction of cost of goods sold when the related product is sold.

Capitalized Software Development Costs

      Software costs incurred subsequent to the determination of the technological feasibility of software products are capitalized. Capitalization ceases and amortization of costs begins when the software product is available for general release to customers or shipment has begun. The Company tests for possible impairment whenever events or changes in circumstances, such as a reduction in expected cash flows, indicate that the carrying amount of the asset may not be recoverable. If indicators exist, the Company compares the undiscounted cash flows related to the asset to the carrying value of the asset. If the carrying value is greater than the undiscounted cash flow amount, an impairment charge is recorded in cost of goods sold in the statement of operations for amounts necessary to reduce the carrying value of the asset to fair value. The Company recorded an impairment charge associated with product development costs in fiscal 2004 of $5.6 million.

Navarre Corporation

Notes to Consolidated Financial Statements — (Continued)

Restructuring

      In December 2001, the Company initiated actions to close a warehouse and distribution facility in Hawaii and subsequently consolidated the operations into its Minneapolis facility. These actions resulted in the Company recording an aggregate charge of $831,000, including goodwill impairment of $356,000. The charges included $672,000 classified as restructuring and $159,000 of inventory write-downs classified in cost of sales. Through March 31, 2004, the Company has paid or incurred all of the $831,000 charge.

3.	Acquisitions

      On November 3, 2003, the Company acquired the assets of BCI Eclipse, LLC (“BCI Eclipse”). Under the terms of the acquisition, a newly-formed subsidiary of Navarre (BCI Eclipse Company, LLC or “BCI”) acquired all assets of BCI Eclipse for approximately $10.4 million in cash and one million shares of Navarre common stock with a value at closing of $5.1 million. There is also the possibility that, depending on BCI’s ability to meet certain goals with respect to its operating income, the Company will pay certain additional payments to BCI Eclipse each year until 2008. The maximum amount of these annual payments varies over that period from $87,500 to $350,000. The assets purchased by the Company included certain fixed assets, intellectual property, inventory, receivables and contract rights related to BCI Eclipse’s business. The acquisition of BCI Eclipse is part of the Company’s strategy for growth with expanded content ownership and gross margin enhancement. BCI Eclipse’s proprietary audio products will continue the Company’s strategic initiative of enhancing products and services to our new mass merchandise customers. BCI Eclipse is recognized as a significant provider of niche DVD/ Video products. BCI Eclipse’s DVD/ Video and audio collection represents exclusively licensed titles and in-house produced CDs and DVDs. BCI is headquartered in Newbury Park, California. The acquisition is being accounted for using the purchase method in accordance with SFAS No. 141. Accordingly, the net assets were recorded at their estimated fair values and operating results were included in the Company’s financial statements from the date of acquisition. Pro forma results of operations have not been presented for this acquisition since the effects were not material to the Company. The purchase price was allocated on a preliminary basis using information currently available. The allocation of the purchase price to the assets acquired will be finalized in fiscal 2005. The Company will adjust the allocation of the purchase price after obtaining more information regarding asset and liability valuation. The preliminary allocation resulted in goodwill of $7.3 million. Under SFAS No. 142, goodwill is not amortized.

      The preliminary purchase price allocation was as follows (in thousands):

Accounts receivable, net of allowances	$5,324
Inventories	3,071
Prepaid expenses and other current assets	702
Property and equipment	30
Other Assets	572
Identifiable intangible assets	4,420
Goodwill	7,262
Current liabilities	(5,836)

Total Purchase Price	$15,545

      During fiscal year 2003, the Company acquired the primary assets of Encore Software, Inc. (“Encore”) pursuant to an Amended and Restated Asset Purchase Agreement between the Company and Encore effective as of July 10, 2002, as amended by amendment No. 1 to the Agreement effective as of July 31, 2002 (collectively, the “Purchase Agreement”). The transaction was approved by the Bankruptcy Court for the Central District of California and closed on August 2, 2002. The Company paid approximately $7.9 million in cash and assumed $1.6 million in debt. The assets purchased by the Company included certain fixed

Navarre Corporation

Notes to Consolidated Financial Statements — (Continued)

assets, intellectual property, inventory, receivables, and contract rights related to Encore’s business. Navarre acquired Encore, an interactive publisher in the video game and PC CD-ROM markets, to enable it to more actively participate in the high growth video game industry and enable it to further extend our direct distribution relationships with large retailers generating solid sell-through of Encore titles. The acquisition was accounted for using the purchase method in accordance with SFAS No. 141. Accordingly, the net assets were recorded at their estimated fair values and operating results were included in the Company’s financial statements from the date of acquisition. Pro forma results of operations have not been presented for this acquisition since the effects were not material to the Company. The allocation of the purchase price to the assets acquired was finalized in the fourth quarter of fiscal 2003. The final purchase price resulted in an increase of $786,000 to goodwill from the Company’s preliminary allocation. Under SFAS No. 142, goodwill is not amortized, but is reviewed for impairment at least annually.

      The final purchase price allocation was as follows (in thousands):

Cash	$354
Accounts receivable, net of allowances	3,333
Inventories	617
Prepaid expenses and other current assets	2,067
Property and equipment	1,134
Goodwill	3,109
Current liabilities	(1,105)

Total Purchase Price	$9,509

4.	Related Party Transactions

      During fiscal 2002, the Company entered into a five year amended employment contract with its Chief Executive Officer. The agreement includes a loan to the executive for a maximum of $1,000,000, of which $600,000 was outstanding at March 31, 2004. Under the terms of the loan, $200,000 of the $1,000,000 principal and all unpaid and unforgiven interest is to be forgiven by the Company on each of March 31, 2005, 2006 and 2007. During fiscal 2004, the Company forgave $200,000 of principal and interest. The outstanding note amount bears an annual interest rate of 5.25%.

      Subsequent to the Company’s acquisition of the assets of Encore Software, Inc. (“Encore”) 2002, the Company entered into a five-year agreement on August  24, 2002, with Michael Bell, to serve as Chief Executive Officer of Encore Software, Inc. On the same date, it also entered into a stock purchase agreement with Mr. Bell under which he acquired 20,000 of the 100,000 outstanding shares of Encore. In connection with the stock purchase, a stock buy and sell agreement was entered into between Mr. Bell and Encore.

      During fiscal 2003, the Company paid a consulting fee of $187,000 to Michael Snow, a member of the Company’s Board of Directors, for consulting services provided in conjunction with the acquisition of Encore.

5.	Bank Financing and Debt

      On June 21, 2004, the Company finalized an amendment and restatement of its Credit Agreement with GE Capital. Under the terms of the amended and restated agreement a new $10.0 million revolving credit facility has been established for use by the Company in connection with equity or asset-based acquisitions. The revised agreement also permits the Company to utilize up to $10.0 million of the existing $40.0 million revolving credit facility for such acquisitions. Previously, this $40.0 million facility was restricted for use only in connection with the Company’s working capital needs. In addition, the agreement has been extended to December 2007.

Navarre Corporation

Notes to Consolidated Financial Statements — (Continued)

      On October 3, 2001, the Company entered into an agreement with General Electric Capital Corporation for a three-year $30.0 million credit facility. On June 24, 2003, the Company amended the agreement and increased the credit facility to $40.0 million and extended the agreement until June 2007. In association with this agreement, the Company also pays certain facility and agent fees. During fiscal year 2004, the maximum amount the Company borrowed under the credit facility was $9.1 million. As of March 31, 2004, the Company had no balance under this facility. Under this agreement the Company is required to meet certain covenants. The Company is in compliance with these covenants as of March 31, 2004.

      Interest under the GE Capital line of credit is at the Index Rate plus .25% (4.25%) at March 31, 2004 and is payable monthly.

      Interest paid was $378,000, $194,000, and $173,000 for the years ended March 31, 2004, 2003, and 2002, respectively.

      In connection with the BCI Eclipse acquisition the Company entered into a new agreement with Hilco Capital, L.P. for a four-year $6.0 million credit facility on November 5, 2003. The Company granted Hilco a five year warrant to purchase 320,000 shares of our common stock exercisable at $2.88 per share, the market price of our common stock on the date of the Hilco commitment. In December 2003, we completed a private placement to institutional and other accredited investors of 2,631,547 shares of common stock and 657,887 shares of common stock issuable upon exercise of warrants. The net proceeds were used to discharge our approximate $6.6 million debt to Hilco Capital, LP incurred in connection with the BCI Eclipse acquisition and the remainder was made available for, among other things, general working capital needs. On December 16, 2003, we paid off this credit facility in full and in doing so recorded a special charge for a debt retirement expense of $908,000 consisting of debt acquisition fees of $536,000 and the fair value of the warrants issued to the lender of $372,000.

6.	Shareholders’ Equity

      On October 17, 2000, Navarre announced that its board of directors had authorized it to repurchase up to 5,000,000 shares of Navarre common stock or approximately twenty percent of its outstanding common stock, in market or private transactions. During the year ending March 31, 2002, Navarre repurchased 2,414,192 shares for an average price of $1.23. Navarre did not repurchase any shares during the fiscal years ended March 31, 2003 or March 31, 2004.

      On December 15, 2003, the Company completed a private placement to institutional and other accredited investors of 2,631,547 shares of common stock and 657,887 shares of common stock issuable upon exercise of warrants. The Company sold the securities for $4.75 per share for total proceeds of approximately $12,500,000 and net proceeds of approximately $11,735,000. The per share price of $4.75 represented a discount of approximately 15% of the closing price of the Company’s common stock on the date the purchase was completed. The net proceeds were used to discharge the Company’s approximate $6.6 million debt to Hilco Capital, LP incurred in connection with the BCI Eclipse acquisition and the remainder was made available for, among other things, general working capital needs.

      The warrants issued to the placement investors are five-year warrants exercisable at any time after the sixth month anniversary of the date of issuance at $7.00 per share. The warrants contain customary anti-dilution provisions and a cashless exercise provision that is applicable only if a registration statement permitting sale of the underlying shares is not then available. In addition, the Company has the right after the first anniversary date of the warrant to require cash exercise of the warrant if, among other things, the volume weighted average price of our common stock exceeds $12.00 per share for each of 30 consecutive trading days. Furthermore, each warrant includes a provision that limits the number of shares obtainable upon exercise to ensure that the holder does not exceed 4.99% and 9.99% of the Company issued and outstanding shares of common stock.

Navarre Corporation

Notes to Consolidated Financial Statements — (Continued)

      The Company issued to its agent in the private placement, Craig-Hallum Capital Group, LLC, a warrant to purchase 131,577 shares. The warrant expires on December 14, 2005 and is exercisable at $7.00 per share. The warrant contains customary anti-dilution and piggyback registration rights, although, if the shares underlying the warrant are included in any registration statement filed pursuant to the placement purchaser registration rights agreement, then those registration rights and obligations apply to the agent’s warrant. The warrant does not contain a cashless exercise provision and includes a mandatory exercise provision that allows the Company to require exercise in full of the warrant within ten days of notice that the average closing price of its common stock is equal to or greater than $10.50 per share for any 30 consecutive trading days. The Company exercised the mandatory exercise provision on June 9, 2004 and the warrant was exercised on June 10, 2004.

      On April 28, 2004, the Company registered for resale by the selling shareholders the shares of common stock and the shares of common stock issuable upon exercise of the warrants issued in the private placement under a registration statement on Form S-3. This registration statement also covered the registration of 131,577 shares issuable upon the exercise of the agent’s warrant as well as 320,000 shares issuable upon the exercise of a warrant issued to Hilco Capital, LP, which provided financing in connection with the Company’s November 2003 acquisition of the assets of BCI Eclipse and 1,000,000 shares issued in connection with the BCI Eclipse acquisition.

7.	Stock Options and Grants

      The Company has a stock option plan for officers, key employees and directors. The options are granted at fair market value and expire between five and eight years after the grant date. Option activity is summarized as follows:

	Plan Options		Weighted Average
	Available for	Plan Options	Exercise Price Per
	Grant	Outstanding	Share

Balance on March 31, 2001	536,945	1,763,009	$4.32
Additional shares authorized	750,000	—	—
Granted	(494,000)	494,000	1.10
Canceled	141,400	(141,400)	3.78
Terminated	129,709	(129,709)	3.99

Balance on March 31, 2002	1,064,054	1,985,900	$3.77
Granted	(1,294,252)	1,294,252	1.56
Canceled	151,000	(151,000)	2.60
Terminated	91,200	(91,200)	3.00

Balance on March 31, 2003	12,002	3,037,952	$2.91
Additional shares authorized	1,000,000	—	—
Granted	(701,748)	701,748	4.91
Exercised	—	(765,600)	2.80
Canceled	27,300	(27,300)	3.26
Terminated	19,600	(19,600)	2.78

Balance on March 31, 2004	357,154	2,927,200	$3.41

Navarre Corporation

Notes to Consolidated Financial Statements — (Continued)

      The exercise price of options outstanding at March 31, 2004 ranged from $0.93 to $15.38 per share, as summarized in the following table:

	Shares
	Outstanding	Weighted Average	Number of	Weighted Average
	At March 31,	Remaining	Shares	Exercise
Range of Exercise Price	2004	Contractual Life	Exercisable	Price Per Share

$0.93 to $ 1.41	741,700	3.61 years	341,100	$1.28
$1.48 to $ 1.91	874,000	3.55 years	147,000	1.67
$2.00 to $ 5.88	606,500	2.10 years	250,070	4.31
$6.00 to $15.38	705,000	3.30 years	276,600	8.67

	2,927,200	3.13 years	1,014,770	$4.10

      The number of options exercisable at March 31, 2004, 2003, and 2002 was 1,014,770, 1,037,000, and 753,975, respectively, at a weighted average exercise price of $4.10, $4.24, and $4.39, per share, respectively.

      The Company has granted 100,000 and 250,000 options, respectively, to two current key employees. The options were deemed commensurate with their level of responsibility. The options vest depending on attaining certain performance-based criteria. The performance-based options are subject to variable accounting and will be recognized when, and if, the criteria are met for vesting. Certain criteria was met and some of the options have vested, therefore, the Company recorded stock-based compensation expense of $705,000. The options expire September 21, 2006 and September 6, 2008, respectively.

8.	Income Taxes

      Deferred income taxes reflect the available tax carryforwards and the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets as of March 31, 2004 and 2003 (in thousands):

	Fiscal Years Ended
	March 31,

	2004	2003

Net operating loss carryforwards	$4,033	$9,147
AMT credit carryforwards	247	—
Collectability reserves	4,478	3,231
Allowance for sales returns	1,341	2,071
Book/tax depreciation	406	55
Reserve for sales discounts	186	167
Accrued vacations	169	267
Inventory — uniform capitalization	155	59
Book/tax intangibles	(3,276)	—

	7,739	14,997
Valuation allowance	(6,703)	(14,997)

Total deferred tax assets	$1,036	$—

      At March 31, 2004 the Company has net operating loss carryforwards of approximately $10,909,000, which will begin to expire in 2014 subject to limitations under Section 382 of the Internal Revenue Code. Of

Navarre Corporation

Notes to Consolidated Financial Statements — (Continued)

this amount, approximately $1,243,000 of future net operating loss utilization will result in tax benefits associated with stock option exercises that will not reduce tax expense but rather will increase equity.

      A reconciliation of income tax benefit to the statutory federal rate is as follows (in thousands):

	Fiscal Years Ended March 31,

	2004	2003	2002

Tax expense at statutory rate	$2,826	$1,467	$922
State income taxes, net of federal benefit	260	259	162
Reversal of valuation allowance	(4,117)	(1,789)	(1,117)
Other	448	63	33

Tax benefit	$(583)	$—	$—

Effective tax rate	(7)%	—	—

      The income tax benefit of $583,000 in fiscal 2004 consisted of current expense of $453,000 and a deferred benefit of $1,036,000. Cash paid for income taxes was $324,075, $0, and $0 for the years ended March 31, 2004, 2003 and 2002, respectively.

      The Company’s net deferred income tax assets were completely reserved for fiscal 2002 and 2003 because of its recent history of pre-tax losses. Reversals of these valuation reserves during fiscal 2002, 2003, and 2004 have resulted in the recording of tax benefits associated with its utilization of net operating loss carryforwards due to the generation of taxable income. In addition to recognizing tax benefits related to utilization of net operating loss carryforwards in fiscal 2004, the Company has also recognized an additional $1.0 million of tax benefit related to the reversal of a like amount of valuation reserve. Such amount of valuation reserve reversal was made due to the increasing probability of its ability to generate near-term pre-tax income.

9.	Commitments

Leases

      The Company leases substantially all of its office, warehouse and distribution facilities. The terms of the lease agreements generally range from 2 to 15 years. The leases require payment of real estate taxes and operating costs in addition to rent.

      Total rent expense was $1,931,000, $1,779,000, and $1,736,000 for the years ended March 31, 2004, 2003, and 2002, respectively.

      The following is a schedule of future minimum rental payments required under noncancelable operating leases as of March 31, 2004 (in thousands):

2005	$1,635
2006	711
2007	546
2008	510
2009	510
Thereafter	2,213

$6,125

Navarre Corporation

Notes to Consolidated Financial Statements — (Continued)

10.	Major Customers

      The Company has three major customers who accounted for 40%, 47%, and 45% of net sales in fiscal 2004, 2003, and 2002, respectively. Each of the three customers accounted for over 10% of the net sales in each fiscal year.

11.     401k Plan

      The Company has a 401k plan, which covers substantially all full-time employees. The Company contributed $113,994, $101,139, and $91,596 to the plan for the years ended March 31, 2004, 2003, and 2002, respectively.

12.	Business Segments

      Navarre currently operates two business segments: Distribution and Publishing.

      Through the Company’s Distribution business it distributes and provide fulfillment services in connection with a variety of finished goods that are provided by its vendors, which include a variety of publishers, independent and major music labels, and movie studios. These vendors provide the Company with PC software, CD and DVD audio, DVD and VHS video, video games and accessories. The Company’s Distribution business focuses on providing retailers and publishers with high-quality services for the broad, efficient distribution of these products, including vendor-managed inventory, Electronic Data Interchange services, fulfillment services, and retailer-oriented marketing services.

      Through the Company’s Publishing business the Company is the exclusive licensee or owner of PC software, CD and DVD audio, DVD and VHS video, and video game titles. The Company’s Publishing business licenses, packages, markets and sells these products to third-party distributors, retailers, as well as to Navarre’s Distribution business.

      The following table provides information by business segment for the years ended March 31, 2004, 2003 and 2002 (in thousands):

Fiscal Year 2004	Distribution	Publishing		Eliminations	Consolidated

Net sales:	$449,106	$46,181		$(20,043)	$475,244
Income (loss) from operations	11,021	(1,874	)(1)	—	9,147
Depreciation expense	1,209	480		—	1,689
Interest expense	368	636		(626)	378
Income tax benefit	583	—		—	583
Capital expenditures	4,897	91		—	4,988
Total assets	135,568	27,499		(16,140)	146,927

Fiscal Year 2003	Distribution	Publishing	Eliminations	Consolidated

Net sales:	$355,884	$14,715	$(11,215)	$359,384
Income from operations	3,964	41	—	4,005
Depreciation expense	1,296	321	—	1,617
Interest expense	149	405	(360)	194
Capital expenditures	994	45	—	1,039
Total assets	99,155	14,797	(12,823)	101,129

Navarre Corporation

Notes to Consolidated Financial Statements — (Continued)

Fiscal Year 2002	Distribution	Publishing	Eliminations	Consolidated

Net sales:	$303,817	—	—	$303,817
Income from operations	521	—	—	521
Depreciation expense	1,491	—	—	1,491
Interest expense	173	—	—	173
Capital expenditures	973	—	—	973

(1)	The Company recorded an impairment charge associated with product development costs in fiscal 2004 of $5.6 million.

13. Quarterly Data — Seasonality (Unaudited)

      The Company’s quarterly operating results have fluctuated significantly in the past and will likely do so in the future as a result of seasonal variations of products ultimately sold at retail. The Company’s business is affected by the pattern of seasonality common to other suppliers of retailers, particularly the holiday selling season. Historically, more than 60% of the Company’s sales and substantial portions of the Company’s profits have been in the third and fourth quarters of the calendar year. Due to the lower level of sales during the off periods, the Company has historically incurred losses during these periods.

      The following table sets forth certain unaudited quarterly historical financial data for each of the eight quarters in the period ended March 31, 2004. (In thousands, except per share amounts)

	Quarter Ended

	June 30	September 30	December 31	March 31

Fiscal year 2004
Net Sales	$73,424	$106,166	$153,039	$142,615
Gross profit	10,049	13,499	17,856	15,936
Net income	$308	$1,723	$3,590	$3,275

Net income per common share:
Basic	$0.01	$0.08	$0.16	$0.13

Diluted	$0.01	$0.08	$0.15	$0.12

Fiscal year 2003
Net Sales	$69,974	$88,864	$116,897	$83,649
Gross profit	8,048	11,432	14,087	11,564
Net income	$198	$676	$3,005	$442

Net income per common share:
Basic	$0.01	$0.03	$0.14	$0.02

Diluted	$0.01	$0.03	$0.14	$0.02

Navarre Corporation

Schedule II — Valuation and Qualifying Accounts and Reserves

	Balance at	Charged to			Balance at
	Beginning of	Costs and	Additions/		End of
Description	Period	Expenses	(Deductions)		Period

Year ended March 31, 2004:
Deducted from asset accounts:
Inventory obsolescence reserve	$318,000	$(530,000)	$1,016,000	(1)	$804,000
Allowance for doubtful accounts	673,000	(196,000)	917,000	(1)	1,394,000
Allowance for sales returns	4,160,000	(1,406,000)	952,000	(1)	3,706,000
Allowance for MDF and Sales Disc	1,107,000	144,000	—		1,251,000

Totals	$6,258,000	$(1,988,000)	$2,885,000		$7,155,000

Year ended March 31, 2003:
Deducted from asset accounts:
Inventory obsolescence reserve	$—	$—	$318,000		$318,000
Allowance for doubtful accounts	1,111,000	93,000	(531,000	)(2)	673,000
Allowance for sales returns	1,300,000	296,000	2,564,000	(3)	4,160,000
Allowance for MDF and Sales Disc	—	338,000	769,000		1,107,000

Totals	$2,411,000	$727,000	$3,120,000		$6,258,000

Year ended March 31, 2002:
Deducted from asset accounts:
Inventory obsolescence reserve	$—	$—	$—		$—
Allowance for doubtful accounts	2,917,000	1,035,000	(2,841,000	)(2)	1,111,000
Allowance for sales returns	2,069,000	(769,000)	—		1,300,000

Totals	$4,986,000	$266,000	$(2,841,000)		$2,411,000

(1)	Additional reserves associated with the operations of BCI.

(2)	Uncollectible accounts written off, net of recoveries.

(3)	Includes additional reserves associated with the operations of Encore Software.

FUNimation Productions, Ltd. and

The FUNimation Store, Ltd.

Combined Balance Sheets
September 30, 2004 (Unaudited) and December 31, 2003

	2004	2003

	(Unaudited)
ASSETS
Cash and cash equivalents	$3,550,244	$4,238,155
Accounts and royalties receivable, net	12,583,805	13,163,499
Inventories	10,590,853	8,430,554
License fees, net	16,954,485	10,108,053
Production costs, net	4,254,245	4,066,197
Property and equipment, net	1,995,222	1,802,668
Other assets	232,457	173,894

	$50,161,311	$41,983,020

LIABILITIES AND PARTNERS’ CAPITAL
Accounts payable and accrued liabilities	$1,143,560	$1,458,965
Accrued market development funds	429,181	1,460,564
Royalties payable	8,069,310	9,187,368
Deferred revenue	1,451,517	865,272
Notes payable to related parties	4,000,000	4,000,000

Total liabilities	15,093,568	16,972,169

Commitments and contingencies (Note 10).
Partners’ capital	35,067,743	25,010,851

	$50,161,311	$41,983,020

See accompanying notes to unaudited combined financial statements.

FUNimation Productions, Ltd. and

The FUNimation Store, Ltd.

Unaudited Combined Statements of Income
Nine Months Ended September 30, 2004 and 2003

	2004	2003

Revenues:
Wholesale and retail sales	$36,681,024	$42,464,057
License and royalty revenue	6,794,847	13,016,769
Broadcast revenue	577,500	603,985
Other	401,228	617,895

	44,454,599	56,702,706

Costs and expenses:
Cost of wholesale and retail sales	10,992,627	19,510,829
Royalty expense	10,668,501	14,038,198
Selling, general and administrative	5,752,339	5,837,053
Depreciation and amortization	244,240	142,032
Interest expense — related parties	240,000	240,000

	27,897,707	39,768,112

Net income	$16,556,892	$16,934,594

See accompanying notes to unaudited combined financial statements.

FUNimation Productions, Ltd. and

The FUNimation Store, Ltd.

Unaudited Combined Statements of Cash Flows
Nine Months Ended September 30, 2004 and 2003

Increase (Decrease) in Cash and Cash Equivalents

	2004	2003

Cash flows from operating activities:
Net income	$16,556,892	$16,934,594
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for returns and doubtful accounts	(6,859,160)	(871,019)
Amortization of license advances	2,110,741	5,292,500
Amortization of production costs	2,141,023	2,420,990
Depreciation of capital assets	244,240	142,032
Changes in deferred revenue	586,244	(1,301,569)
Changes in assets and liabilities:
Accounts receivable	7,315,493	(1,540,817)
Inventory	(2,160,299)	(20,542)
Prepaid expenses and other assets	64,796	5,451
License advance expenditures	(8,957,172)	(6,139,245)
Production cost expenditures	(2,329,071)	(2,106,034)
Accounts payable	(452,763)	726,472
Accrued expenses	137,359	1,365,143
Accrued market development funds	(1,031,382)	474,466
Royalties payable	(1,118,058)	(1,212,129)

Net cash provided by operating activities	6,248,883	14,170,293

Cash flows from investing activities:
Capital expenditures	(436,794)	(372,581)

Net cash used in investing activities	(436,794)	(372,581)

Cash flows used in financing activities:
Distributions to partners	(6,500,000)	(16,500,000)

Net (decrease) increase in cash and cash equivalents	(687,911)	(2,702,288)
Cash and cash equivalents, beginning of period	4,238,155	12,355,136

Cash and cash equivalents, end of period	$3,550,244	$9,652,848

Supplemental disclosure of cash flow information:
Cash paid for interest	$240,000	$240,000

See accompanying notes to unaudited combined financial statements.

FUNimation Productions, Ltd. and

The FUNimation Store, Ltd.
September 30, 2004

Notes to Unaudited Combined Financial Statements

Note 1 — Interim Financial Information

      In the opinion of management, the accompanying unaudited combined financial statements contain all of the adjustments necessary for a fair presentation of the financial position of FUNimation Productions, Ltd. (“Productions”) and The FUNimation Store, Ltd. (the “Store”) (collectively, the “Company”) as of September 30, 2004 and the results of operations and cash flows for the nine months ended September 30, 2004 and 2003 in accordance with accounting principles generally accepted in the United States. All such adjustments are of a normal recurring nature. Results of operations and cash flows for the current unaudited interim period are not necessarily indicative of the results that may be expected for the entire fiscal year.

      While the Company believes the disclosures presented are adequate to make the information not misleading, it is suggested that these condensed combined financial statements should be read in conjunction with the combined financial statements and notes to the combined financial statements for the years ended December 31, 2003 and 2002 included in this filing.

Note 2 — Organization and Summary of Significant Accounting Policies

      Organization and Business — Productions, a limited partnership, is a diversified entertainment company whose operations consist of the acquisition and production of animated television films for distribution and licensing to broadcast and cable television networks as well as wholesale sales of those films in VHS and DVD formats. In addition, Productions also engages in the acquisition of merchandising licenses.

      Store, a limited partnership, is a retail company that sells related program merchandise primarily through the internet. Sales by Store approximated $1,854,000 and $2,257,000 during the nine months ended September 30, 2004 and 2003, respectively.

      Principles of Combination — The combined financial statements include the accounts of Productions and Store (“the Company”). Productions was formed in 1994 as an S-corporation. In 1999, Productions elected to become a limited partnership. The Store was formed at the beginning of 2000 as a limited partnership. Both Productions and the Store are owned by partners that have substantially the same ownership. All significant intercompany balances and transactions have been eliminated in combination.

      Partner Capital Accounts — The Company’s partnership agreements provide that the net cash flow (as defined) shall be distributed to the general and limited partners in accordance with their partnership percentages. Excess revenue over expenses shall be allocated among the general and limited partners in the same proportions as net cash flow described above. Excess expenses over revenue shall be allocated, in all cases, among the general and limited partners in accordance with their partnership percentages.

      Management’s Estimates and Assumptions — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company reviews all significant estimates affecting the financial statements on a recurring basis and records the effect of any necessary adjustments prior to their issuance.

      Fair Value of Financial Instruments — The carrying amount of the Company’s financial instruments, which principally include cash, trade receivables, accounts payable and accrued expenses, approximates fair value due to the relatively short maturity of such instruments. The fair value of the Company’s debt instruments approximates the amount of future cash flows associated with each instrument. The carrying value debt

FUNimation Productions, Ltd. and
The FUNimation Store, Ltd.
September 30, 2004

Notes to Unaudited Combined Financial Statements — (Continued)

instruments are not materially different from fair value, as the interest rate approximates rates currently available to the Company.

      Cash and Cash Equivalents — Investments in highly liquid securities with original maturities of three months or less are considered cash equivalents.

      Accounts and Royalties Receivable — Accounts receivable represent trade receivables from customers less allowances for doubtful accounts and returns. Such allowances are established by management based on historical experience and evaluation of specific accounts. Receivables are charged against the allowance for doubtful accounts when management determines such accounts are uncollectible.

      Royalties receivable represent uncollected royalties earned on sale of licensed products, less allowances for doubtful accounts.

      A reserve for sales returns is established based on historical trends in product return rates. The reserve for sales returns as of September 30, 2004 and December 31, 2003 was $10,701,628 and $17,322,424, respectively, for estimated future returns that were recorded as an offset to our revenues and accounts receivable. If the actual returns were to deviate from the historical data on which the reserve had been established, our revenues could be adversely affected.

      Revenue Recognition — All revenue is recognized upon meeting the recognition requirements of American Institute of Certified Public Accountants Statement of Position (“SOP”) 00-2, Accounting by Producers or Distributors of Films. Revenues from home video distribution are recognized, net of an allowance for estimated returns, in the period in which the product is available for sale by the Company’s customers (generally upon shipment to the customer and in the case of new releases, after “street date” restrictions lapse). Revenues from broadcast licensing and home video sublicensing are recognized when the programming is available to the licensee and other recognition requirements of SOP 00-2 are met. Fees received in advance of availability are deferred until revenue recognition requirements have been satisfied. Royalties on sales of licensed products are recognized in the period earned. In all instances, provisions for uncollectible amounts are provided at the time of sale.

      Inventories — Inventories consist primarily of finished products for sale and are carried at the lower of cost (first-in, first-out method) or market. Management periodically reviews inventory and provides reserves for excess, obsolete or damaged inventory based on changes in customer demand, technology and other economic factors.

      Participation Costs and License Fees — License Fees represent fixed minimum advance payments made to program suppliers for exclusive distribution rights. A program supplier’s share of distribution revenues (Participation Cost) is retained by the Company until the share equals the License Fees paid to the program supplier plus recoupable production costs. Thereafter, any excess is paid to the program supplier. License Fees are amortized as recouped by the Company. Participation costs are accrued in the same ratio that current period revenue for a title or group of titles bear to the estimated remaining unrecognized ultimate revenue for that title.

      Production Costs — Production costs represent unamortized costs of films and television programs, which have been produced by Productions or for which Productions has acquired distribution rights. Costs of produced films and television programs include all production costs, which are expected to be recovered from future revenues. Amortization of production costs is determined based on the ratio that current revenue earned from the films and television programs bear to the ultimate future revenue, as defined by SOP 00-2.

FUNimation Productions, Ltd. and
The FUNimation Store, Ltd.
September 30, 2004

Notes to Unaudited Combined Financial Statements — (Continued)

      When estimates of total revenues and costs indicated that an individual title will result in an ultimate loss, an impairment charge is recognized to the extent that license fees and production costs exceed estimated fair value, based on discounted cash flows, in the period when estimated.

      Property, Equipment and Depreciation — Property and equipment are stated at cost. Depreciation is computed over the estimated useful lives (3 to 20 years) of the assets using the straight-line method. The Company periodically reviews the carrying value of its long-lived assets for possible impairment. In management’s opinion, there is no impairment of such assets at September 30, 2004 or December 31, 2003.

      Royalties Payable — Royalties payable represents management’s estimate of accrued and unpaid ultimate participation costs as of the end of the fiscal year. Royalties are generally due and paid to the licensor one month after each quarterly period for sales of merchandise and license fees received.

      The Company expects to pay $10,668,501 of accrued royalties during the next twelve months ended September 30, 2005.

      Advertising — Advertising costs are expensed as incurred. Advertising expense amounted to approximately $765,158 and $708,225 for the nine months ended September 30, 2004 and 2003, respectively.

      Market Development Funds — In accordance with Emerging Issues Task Force (“EITF”) 01-09, Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products, the Company has classified market development funds deducted from payment for purchases by customers as a reduction to revenues.

      Income Taxes — The Company is not a taxpaying entity for federal income tax purposes; accordingly, a provision for income taxes has not been recorded in the accompanying financial statements. Partnership income and losses are reflected in the partners’ individual or corporate income tax returns in accordance with their ownership percentages.

      Impairment of Long-Lived and Intangible Assets — In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the Company evaluates the recoverability of the carrying amount of its long-lived assets and certain identifiable intangibles to be held and used by the Company. Such reviews are performed at least annually and whenever events or changes in circumstances indicate full recoverability is questionable.

      Assessment of recoverability includes a comparison of the asset’s carrying value to the sum of the undiscounted estimated future cash flows anticipated to be generated from the asset’s use and eventual disposition. If the Company determines that impairment has occurred, the measurement of the impairment will be equal to the excess of the asset’s carrying amount over its fair value. Factors used in ascertaining the estimated fair value include operating income before interest and television ratings, among others. Should the review determine impairment, the loss will be recognized through the statement of income, and the corresponding asset value will be reduced.

      Concentration of Credit Risk — Productions and the Store maintain cash and cash equivalents, including investments in money market securities, with various financial institutions. At September 30, 2004 and December 31, 2003, such amounts exceeded federally insured limits by approximately $3,261,000 and $6,177,000, respectively. Management believes the risk of loss related to these balances is minimal.

      As of September 30, 2004 and December 31, 2003, four and two customers made up 86% and 81% of gross accounts receivable, respectively. During the nine months ended September 30, 2004 and 2003, four and three customers made up 72% and 81% of gross wholesale and retail sales, respectively. The Company operates under exclusive distribution rights granted by approximately 18 licensors. During the nine months

FUNimation Productions, Ltd. and
The FUNimation Store, Ltd.
September 30, 2004

Notes to Unaudited Combined Financial Statements — (Continued)

ended September 30, 2004 and 2003, 63% and 84% of gross revenue, respectively, was derived from sales of products under multiple licensing arrangements with two and three licensors. The inability to access future licenses through a loss of these licensor relationships could have a material negative effect on the operations of the Company.

Note 3 — Accounts and Royalties Receivables

      Accounts and royalties receivable as of September 30, 2004 and December 31, 2003 consist of the following:

	2004	2003

Accounts and royalties receivable	$23,576,965	$30,724,287
Allowance for doubtful accounts	(291,532)	(238,364)
Allowance for sales returns	(10,701,628)	(17,322,424)

	$12,583,805	$13,163,499

Note 4 — License Fees

      License fees as of September 30, 2004 and December 31, 2003 consist of the following:

	2004	2003

License fees	$30,729,119	$22,023,946
Accumulated amortization	(13,774,634)	(11,915,893)

	$16,954,485	$10,108,053

      Amortization of license fees was $2,110,741 and $5,292,500 for the nine months ended September 30, 2004 and 2003, respectively. These amounts have been included in royalty expense in the accompanying statements of income. License fees are amortized as recouped by the Company.

Note 5 — Production Costs

      Production costs as of September 30, 2004 and December 31, 2003 consist of the following:

	2004	2003

Production costs	$12,641,715	$10,312,644
Accumulated amortization	(8,387,470)	(6,246,447)

	$4,254,245	$4,066,197

      The Company expects to amortize approximately 100% of the September 30, 2004 unamortized production costs by September 30, 2007. The Company expects to amortize approximately $2,800,000 of production costs during the 12 months ended September 30, 2004. Amortization of production costs was $2,141,023 and $2,420,990 for the nine months ended September 30, 2004 and 2003, respectively. These amounts have been included in cost of sales in the accompanying statements of income.

FUNimation Productions, Ltd. and
The FUNimation Store, Ltd.
September 30, 2004

Notes to Unaudited Combined Financial Statements — (Continued)

Note 6 — Property and Equipment

      Property and equipment as of September 30, 2004 and December 31, 2003 consists of the following:

	Useful Life	2004	2003

Land	—	$216,648	$200,136
Building	20 years	1,524,859	1,288,490
Fixtures and equipment	3 - 7 years	839,999	649,674

		2,581,506	2,138,300
Accumulated depreciation and amortization		(586,284)	(335,632)

		$1,995,222	$1,802,668

Note 7 — Notes Payable to Related Parties

      Notes payable to parties related by common ownership as of September 30, 2004 and December 31, 2003 consists of the following:

	2004	2003

Wise Resources, Ltd.	$1,000,000	$1,000,000
DCJC, Ltd.	1,000,000	1,000,000
Wise Capital, Ltd.	1,000,000	1,000,000
Coventry Asset Management, Ltd.	1,000,000	1,000,000

	$4,000,000	$4,000,000

      The notes have interest only payments payable annually at 8%. The notes mature November 1, 2006 and are collateralized by all the assets of Productions.

Note 8 — Related Party Leases

      Productions and the Store occupy facilities, which are owned by parties related by common ownership. Such leases are month-to-month. Lease expense approximated $267,000 and $213,000 for the nine months ended September 30, 2004 and 2003, respectively. Lease payments to related parties approximated $258,000 and $187,000 for the nine months ended September 30, 2004 and 2003, respectively.

Note 9 — Retirement Plan

      Employees of Productions may participate in the FUNimation Productions, Ltd. 401 (k) Profit Sharing Plan (the “Plan”), whereby eligible employees may elect to make contributions pursuant to a salary reduction agreement upon meeting age requirements. In addition, Productions may make discretionary matching contributions to the Plan up to 3% of each eligible employee’s salary. Productions made contributions to the Plan of approximately $56,000 and $31,000 for the nine months ended September 30, 2004 and 2003, respectively.

Note 10 — Commitments and Contingencies

      Productions and the Store are involved in various lawsuits and proceedings arising out of the ordinary course of business. Management and legal counsel do not believe that the ultimate resolution of these claims will have a material effect on the results of operations or financial position of Productions or the Store.

FUNimation Productions, Ltd. and
The FUNimation Store, Ltd.
September 30, 2004

Notes to Unaudited Combined Financial Statements — (Continued)

      Productions has an employment agreement with an owner and officer that provides that 1% of profits on its major license be paid quarterly, payments during the nine months ended September 30, 2004 and 2003 totaled $30,000 and $30,000, respectively.

Independent Auditors’ Report

To the Partners of

FUNimation Productions, Ltd. and
  The FUNimation Store, Ltd.
Fort Worth, Texas

      We have audited the accompanying combined balance sheet of FUNimation Productions, Ltd. and The FUNimation Store, Ltd. as of June 30, 2004 and the related combined statements of income, partners’ capital and cash flows for the six months ended June 30, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of FUNimation Productions, Ltd. and The FUNimation Store, Ltd. at June 30, 2004, and the combined results of their operations and their cash flows for the six months ended June 30, 2004 in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO SEIDMAN, LLP

BDO Seidman, LLP

Dallas, Texas

December 22, 2004

FUNimation Productions, Ltd. and

The FUNimation Store, Ltd.

Combined Balance Sheet
June 30, 2004

ASSETS
Cash and cash equivalents	$6,793,553
Accounts and royalties receivable, net	10,437,856
Inventories	9,094,838
License fees, net	15,619,567
Production costs, net	4,177,104
Property and equipment, net	2,080,645
Other assets	250,966

$48,454,529

LIABILITIES AND PARTNERS’ CAPITAL
Accounts payable and accrued liabilities	$1,900,764
Accrued market development funds	1,105,969
Royalties payable	7,190,308
Deferred revenue	1,577,479
Notes payable to related parties	4,000,000

Total liabilities	15,774,520

Commitments and contingencies (Note 9)
Partners’ capital	32,680,009

$48,454,529

See accompanying notes to combined financial statements.

FUNimation Productions, Ltd. and

The FUNimation Store, Ltd.

Combined Statement of Income

Six Months Ended June 30, 2004

Revenues:
Wholesale and retail sales	$26,081,896
License and royalty revenue	4,910,760
Broadcast revenue	403,324
Other	311,224

31,707,204

Costs and expenses:
Cost of wholesale and retail sales	8,694,073
Royalty expense	7,474,045
Selling, general and administrative	3,051,291
Depreciation and amortization	158,637
Interest expense — related parties	160,000

19,538,046

Net income	$12,169,158

See accompanying notes to combined financial statements.

FUNimation Productions, Ltd. and

The FUNimation Store, Ltd.

Combined Statement of Partners’ Capital

	General	Limited
	Partners	Partners	Total

Balance at January 1, 2004	$250,108	$24,760,743	$25,010,851
Distributions to partners	(45,000)	(4,455,000)	(4,500,000)
Net income	121,692	12,047,466	12,169,158

Balance at June 30, 2004	$326,800	$32,353,209	$32,680,009

See accompanying notes to combined financial statements.

FUNimation Productions, Ltd. and

The FUNimation Store, Ltd.

Combined Statement of Cash Flows
Six Months Ended June 30, 2004

Increase (Decrease) in Cash and Cash Equivalents

Cash Flows from Operating Activities:
Net income	$12,169,158
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for returns and doubtful accounts	10,814,905
Amortization of license advances	1,683,445
Amortization of production costs	1,428,245
Depreciation of capital assets	158,636
Change in deferred revenue	712,207
Changes in assets and liabilities:
Accounts receivable	(8,089,262)
Inventory	(664,284)
Prepaid expenses and other assets	(77,072)
License advance expenditures	(7,194,959)
Production cost expenditures	(1,539,152)
Accounts payable	408,430
Accrued expenses	33,369
Accrued market development funds	(354,595)
Royalties payable	(1,997,060)

Net cash provided by operating activities	7,492,011

Cash flows used in investing activities —
Capital expenditures	(436,613)

Cash flows used in financing activities —
Distribution to partners	(4,500,000)

Net increase in cash and cash equivalents	2,555,398
Cash and cash equivalents, beginning of period	4,238,155

Cash and cash equivalents, end of period	$6,793,553

Supplemental disclosure of cash flow information:
Cash paid for interest	$160,000

See accompanying notes to combined financial statements.

FUNimation Productions, Ltd. and

The FUNimation Store, Ltd.

Notes to Combined Financial Statements

Note 1 —	Organization and Summary of Significant Accounting Policies

      Organization and Business — FUNimation Productions, Ltd. (“Productions”), a limited partnership, is a diversified entertainment company whose operations consist primarily of the acquisition and production of animated television films for distribution and licensing to domestic broadcast and cable television networks as well as wholesale sales of those films in VHS and DVD formats to customers throughout North America. In addition, Productions also engages in the acquisition of merchandising licenses.

      The FUNimation Store, Ltd. (the “Store”), a limited partnership, is a retail company that sells related program merchandise primarily through the internet. Sales by Store approximated $1,264,000 for the six months ended June 30, 2004.

      Principles of Combination — The combined financial statements include the accounts of Productions and Store (“the Company”). Productions was formed in 1994 as an S-corporation. In 1999, Productions elected to become a limited partnership. The Store was formed at the beginning of 2000 as a limited partnership. Both Productions and the Store are owned by partners that have substantially the same ownership. All significant intercompany balances and transactions have been eliminated in combination.

      Interim Financial Information — The accompanying combined financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. Operating results for the six-month period ended June 30, 2004 are not necessarily indicative of the results that may be expected for the year ending December 31, 2004.

      Partner Capital Accounts — The Company’s partnership agreements provides that the net cash flow (as defined) shall be distributed to the general and limited partners in accordance with their partnership percentage. Profits and losses (as defined) shall be allocated among the general and limited partners in the same proportions as net cash flow described above.

      Management’s Estimates and Assumptions — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company reviews all significant estimates affecting the financial statements on a recurring basis and records the effect of any necessary adjustments prior to their issuance.

      Fair Value of Financial Instruments — The carrying amount of the Company’s financial instruments, which principally include cash, trade receivables, accounts payable and accrued expenses, approximates fair value due to the relatively short maturity of such instruments. The fair value of the Company’s debt instruments approximates the amount of future cash flows associated with each instrument. The carrying value debt instruments are not materially different from fair value, as the interest rate approximates rates currently available to the Company.

      Cash and Cash Equivalents — Investments in highly liquid securities with original maturities of three months or less are considered cash equivalents.

      Accounts and Royalties Receivable — Accounts receivable represent trade receivables from customers less allowances for doubtful accounts and returns. Such allowances are established by management based on historical experience and evaluation of specific accounts. The Company generally does not require collateral from customers. Receivables are charged against the allowance for doubtful accounts when management determines such accounts are uncollectible.

FUNimation Productions, Ltd. and
The FUNimation Store, Ltd.

Notes to Combined Financial Statements — (Continued)

      Royalties receivable represent uncollected royalties earned on sale of licensed products, less allowances for doubtful accounts.

      A reserve for sales returns is established based on historical trends in product return rates. The reserve for sales returns as of June 30, 2004 was $18,040,226, for estimated future returns that were recorded as an offset to our revenues and accounts receivable. If the actual future returns were to deviate from the historical data on which the reserve had been established, our revenues could be adversely affected.

      Revenue Recognition — All revenue is recognized upon meeting the recognition requirements of American Institute of Certified Public Accountants Statement of Position (“SOP”) 00-2, Accounting by Producers or Distributors of Films. Revenues from home video distribution are recognized, net of an allowance for estimated returns, in the period in which the product is available for sale by the Company’s customers (generally upon shipment to the customer and in the case of new releases, after “street date” restrictions lapse). Revenues from broadcast licensing and home video sublicensing are recognized when the programming is available to the licensee and other recognition requirements of SOP 00-2 are met. Fees received in advance of availability are deferred until revenue recognition requirements have been satisfied. Royalties on sales of licensed products are recognized in the period earned. In all instances, provisions for uncollectible amounts are provided at the time of sale.

      Inventories — Inventories consist primarily of finished products for sale and are carried at the lower of cost (first-in, first-out method) or market. Management periodically reviews inventory and provides reserves for excess, obsolete or damaged inventory based on changes in customer demand, technology and other economic factors.

      Participation Costs and License Fees — License fees represent fixed minimum advance payments made to program suppliers for exclusive distribution rights. Distribution rights are granted under licensing agreements with initial terms that generally range from five to seven years. A program supplier’s share of distribution revenues (Participation Cost) is retained by the Company until the share equals the license fees paid to the program supplier plus recoupable production costs. Thereafter, any excess is paid to the program supplier. License fees are amortized as recouped by the Company. Participation costs are accrued in the same ratio that current period revenue for a title or group of titles bear to the estimated remaining unrecognized ultimate revenue for that title.

      Production Costs — Production costs represent unamortized costs of films and television programs, which have been produced by Productions or for which Productions has acquired distribution rights. Costs of produced films and television programs include all production costs, which are expected to be recovered from future revenues. Amortization of production costs is determined based on the ratio that current revenue earned from the films and television programs bear to the ultimate future revenue, as defined by SOP 00-2.

      When estimates of total revenues and costs indicated that an individual title will result in an ultimate loss, an impairment charge is recognized to the extent that license fees and production costs exceed estimated fair value, based on discounted cash flows, in the period when estimated.

      Property, Equipment and Depreciation — Property and equipment are stated at cost. Depreciation is computed over the estimated useful lives (3 to 20 years) of the assets using the straight-line method. The Company periodically reviews the carrying value of its long-lived assets for possible impairment. In management’s opinion, there is no impairment of such assets at June 30, 2004.

      Royalties Payable — Royalties payable represents management’s estimate of accrued and unpaid ultimate participation costs as of the end of the fiscal year. Royalties are generally due and paid to the licensor one month after each quarterly period for sales of merchandise and license fees received.

FUNimation Productions, Ltd. and
The FUNimation Store, Ltd.

Notes to Combined Financial Statements — (Continued)

      The Company expects to pay 100% of accrued royalties during the next 12 months ended June 30, 2005.

      Advertising — Advertising costs are expensed as incurred. Advertising expense amounted to approximately $253,000 for the six months ended June 30, 2004.

      Market Development Funds — In accordance with Emerging Issues Task Force (“EITF”) 01-09, Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products, the Company has classified market development funds deducted from payment for purchases by customers as a reduction to revenues.

      Shipping Income and Expenses — In accordance with EITF 00-10, Accounting for Shipping and Handling Fees and Costs, the Company classifies amounts billed to customers for shipping fees as revenues, and classifies costs related to shipping as cost of sales.

      Income Taxes — The Company is not a taxpaying entity for federal income tax purposes; accordingly, a provision for income taxes has not been recorded in the accompanying financial statements. Partnership income and losses are reflected in the partners’ individual or corporate income tax returns in accordance with their ownership percentages.

      Impairment of Long-Lived and Intangible Assets — In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the Company evaluates the recoverability of the carrying amount of its long-lived assets and certain identifiable intangibles to be held and used by the Company. Such reviews are performed at least annually and whenever events or changes in circumstances indicate full recoverability is questionable.

      Assessment of recoverability includes a comparison of the asset’s carrying value to the sum of the undiscounted estimated future cash flows anticipated to be generated from the asset’s use and eventual disposition. If the Company determines that impairment has occurred, the measurement of the impairment will be equal to the excess of the asset’s carrying amount over its fair value. Factors used in ascertaining the estimated fair value include operating income before interest and television ratings, among others. Should the review determine impairment, the loss will be recognized through the statement of income, and the corresponding asset value will be reduced.

      Concentration of Credit Risk — Productions and the Store maintain cash and cash equivalents, including investments in money market securities, with various financial institutions. At June 30, 2004, such amounts exceeded federally insured limits by approximately $7,033,000. Management believes the risk of loss related to these balances is minimal.

      As of June 30, 2004, two customers made up 62% of gross accounts receivable, respectively. During the six months ended June 30, 2004, four customers made up 67% of gross wholesale and retail sales, respectively. The Company operates under exclusive distribution rights granted by approximately 10 licensors. During the six months ended June 30, 2004, 85% of revenue was derived from sales of products under multiple licensing arrangements with two licensors. The inability to access future licenses through a loss of these licensor relationships could have a material negative effect on the operations of the Company.

      New Accounting Pronouncements — In November 2004, the FASB issued SFAS No. 151, “Inventory Costs,” which amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. This Statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, this Statement requires allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The adoption of this standard is not expected to have a material impact on the financial condition or net income of the Company.

FUNimation Productions, Ltd. and
The FUNimation Store, Ltd.

Notes to Combined Financial Statements — (Continued)

      In December 2004, the FASB issued Statement No. 123 (revised 2004), Share-Based Payment. This standard eliminated the alternative of accounting for share-based compensation using APB Opinion No. 25. The revised standard generally requires the recognition of the cost of employee services based on the grant date fair value of equity or liability instruments issued. The effective date for the Company is the beginning of the year ended December 31, 2006. The impact of the adoption on the Company’s financial position or net income has not been determined.

Note 2 — Accounts and Royalties Receivables

      Accounts and royalties receivable consist of the following:

June 30, 2004

Accounts and royalties receivable	$28,737,611
Allowance for doubtful accounts	(259,529)
Allowance for sales returns	(18,040,226)

$10,437,856

      A rollforward of the allowance for sales returns is as follows:

June 30, 2004

Beginning balance	$17,322,424
Allowance accrual	10,793,740
Less: Actual returns	10,075,938

Ending balance	$18,040,226

      During the six months ended June 30, 2004, the Company received approximately $1,261,000 of royalties, which had previously been written off as uncollectible. The recovery of these amounts has been reflected as a reduction of bad debt expense in the accompanying statement of income.

Note 3 — License Fees

      License fees consist of the following:

June 30, 2004

License fees	$29,218,905
Accumulated amortization	(13,599,338)

$15,619,567

      Amortization of license fees was approximately $1,683,000 for the six months ended June 30, 2004 and has been included in royalty expense in the accompanying statement of income. License fees are amortized as recouped by the Company.

FUNimation Productions, Ltd. and
The FUNimation Store, Ltd.

Notes to Combined Financial Statements — (Continued)

Note 4 — Production Costs

      Production costs consist of the following:

June 30, 2004

Production costs	$11,851,797
Accumulated amortization	(7,674,693)

$4,177,104

      The Company expects to amortize 100% of the June 30, 2004 unamortized production costs by June 30, 2007. The Company expects to amortize approximately $2,900,000 of production costs during the next twelve months ended June 30, 2005. Amortization of production costs was approximately $1,428,000 for the six months ended June 30, 2004 and has been included in cost of sales in the accompanying statement of income.

Note 5 — Property and Equipment

      Property and equipment consists of the following:

	Useful Life	June 30, 2004

Land	—	$200,136
Building	20 years	1,533,276
Fixtures and equipments	3-years	841,501

		2,574,913
Accumulated depreciation and amortization		(494,268)

		$2,080,645

Note 6 — Notes Payable to Related Parties

      Notes payable to parties related by common ownership consists of the following:

June 30, 2004

Wise Resources, Ltd.	$1,000,000
DCJC, Ltd.	1,000,000
Wise Capital, Ltd.	1,000,000
Coventry Asset Management, Ltd.	1,000,000

$4,000,000

      The notes have interest only payments payable annually at 8%. The notes mature November 1, 2006 and are collateralized by all the assets of Productions.

Note 7 — Related Party Leases

      Productions and the Store occupy facilities, which are owned by parties related by common ownership. Such leases are month-to-month. Lease expense approximated $155,000 for the six months ended June 30, 2004. Lease payments to related parties approximated $150,000 for the six months ended June 30, 2004.

FUNimation Productions, Ltd. and
The FUNimation Store, Ltd.

Notes to Combined Financial Statements — (Continued)

Note 8 — Retirement Plan

      Employees of Productions may participate in the FUNimation Productions, Ltd. 401 (k) Profit Sharing Plan (the “Plan”), whereby eligible employees may elect to make contributions pursuant to a salary reduction agreement upon meeting age requirements. In addition, Productions may make discretionary matching contributions to the Plan up to 3% of each eligible employee’s salary. Productions made contributions to the Plan of approximately $34,000 for the six months ended June 30, 2004.

Note 9 — Commitments and Contingencies

      Productions and the Store are involved in various lawsuits and proceedings arising out of the ordinary course of business. Management and legal counsel do not believe that the ultimate resolution of these claims will have a material effect on the results of operations or financial position of Productions or the Store.

      Productions has an employment agreement with an owner and officer that provides that 1% of profits on its major license be paid quarterly, payments in 2004 totaled $30,000.

Note 10 — Subsequent Event — Proposed Sale of Company

      On January 5, 2005, the Company executed a definitive agreement with Navarre Corporation, to sell 100% of the general and limited partnership interests in FUNimation Productions, Ltd. and The FUNimation Store, Ltd. It is anticipated that the transaction will close on or prior to March 31, 2005, subject to satisfaction of customary conditions including a requirement that Navarre shall have obtained financing sufficient to consummate the transaction.

Independent Auditors’ Report

To the Partners of

FUNimation Productions, Ltd.
  and The FUNimation Store, Ltd.
Fort Worth, Texas

      We have audited the accompanying combined balance sheets of FUNimation Productions, Ltd. and The FUNimation Store, Ltd. as of December 31, 2003 and 2002 and the related combined statements of income, partners’ capital and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of FUNimation Productions, Ltd. and The FUNimation Store, Ltd. at December 31, 2003 and 2002, and the combined results of their operations and their cash flows for the years ended December 31, 2003 and 2002 in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO SEIDMAN, LLP

BDO Seidman, LLP

Dallas, Texas

December 22, 2004

FUNimation Productions, Ltd. and

The FUNimation Store, Ltd.

Combined Balance Sheets

	December 31,

	2003	2002

ASSETS
Cash and cash equivalents	$4,238,155	$12,355,136
Accounts and royalties receivable, net	13,163,499	4,171,774
Inventories	8,430,554	9,390,151
License fees, net	10,108,053	7,388,477
Production costs, net	4,066,197	3,941,860
Property and equipment, net	1,802,668	1,228,883
Other assets	173,894	119,813

	$41,983,020	$38,596,094

LIABILITIES AND PARTNERS’ CAPITAL
Accounts payable and accrued liabilities	$1,458,965	$1,488,108
Accrued market development funds	1,460,564	872,945
Royalties payable	9,187,368	9,360,822
Deferred revenue	865,272	6,867,693
Notes payable to related parties	4,000,000	4,000,000

Total liabilities	16,972,169	22,589,568

Commitments and contingencies (Note 9)
Partners’ capital	$25,010,851	$16,006,526

	$41,983,020	$38,596,094

See accompanying notes to combined financial statements.

FUNimation Productions, Ltd. and

The FUNimation Store, Ltd.

Combined Statements of Income

	Years Ended December 31,

	2003	2002

Revenues:
Wholesale and retail sales	$59,688,252	$41,880,689
License and royalty revenue	20,210,716	18,033,166
Broadcast revenue	844,435	3,772,136
Other	886,200	15,496

	81,629,603	63,701,487

Costs and expenses:
Cost of wholesale and retail sales	23,841,637	14,802,202
Royalty expense	18,246,920	15,012,341
Selling, general and administrative	8,527,347	8,529,454
Depreciation and amortization	189,374	182,021
Interest expense — related parties	320,000	293,320

	51,125,278	38,819,338

Net income	$30,504,325	$24,882,149

See accompanying notes to combined financial statements.

FUNimation Productions, Ltd. and

The FUNimation Store, Ltd.

Combined Statements of Partners’ Capital

	General	Limited
	Partners	Partners	Total

Balance at January 1, 2002	$41,244	$4,083,133	$4,124,377
Distributions to partners	(130,000)	(12,870,000)	(13,000,000)
Net income	248,821	24,633,328	24,882,149

Balance at December 31, 2002	160,065	15,846,461	16,006,526
Distributions to partners	(215,000)	(21,285,000)	(21,500,000)
Net income	305,043	30,199,282	30,504,325

Balance at December 31, 2003	$250,108	$24,760,743	$25,010,851

See accompanying notes to combined financial statements.

FUNimation Productions, Ltd. and

The FUNimation Store, Ltd.

Combined Statements of Cash Flows

Increase (Decrease) in Cash and Cash Equivalents

	Years Ended December 31,

	2003	2002

Cash flows from operating activities:
Net income	$30,504,325	$24,882,149
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for returns and doubtful accounts	18,537,988	15,876,587
Amortization of license advances	5,872,668	1,204,534
Amortization of production costs	2,683,708	1,858,059
Depreciation of capital assets	189,375	182,021
Changes in deferred revenue	(6,002,421)	5,530,738
Changes in assets and liabilities:
Accounts receivable	(27,529,713)	(22,653,249)
Inventory	959,597	(5,231,415)
Prepaid expenses and other assets	(54,081)	15,403
License advance expenditures	(8,592,244)	(6,873,080)
Production cost expenditures	(2,808,045)	(1,850,092)
Accounts payable	(117,516)	288,893
Accrued expenses	88,373	35,377
Accrued market development funds	587,619	780,937
Royalties payable	(173,454)	4,575,798

Net cash provided by operating activities	14,146,179	18,622,660

Cash flows from investing activities:
Bond paid	—	(100,000)
Capital expenditures	(763,160)	(1,148,604)

Net cash used in investing activities	(763,160)	(1,248,604)

Cash flows used in financing activities -
Distributions to partners	(21,500,000)	(13,000,000)

Net (decrease) increase in cash and cash equivalents	(8,116,981)	4,374,056
Cash and cash equivalents, beginning of year	12,355,136	7,981,080

Cash and cash equivalents, end of year	$4,238,155	$12,355,136

Supplemental disclosure of cash flow information:
Cash paid for interest	$320,000	$293,320

See accompanying notes to combined financial statements.

FUNimation Productions, Ltd. and

The FUNimation Store, Ltd.

Notes to Combined Financial Statements

Note 1 — Organization and Summary of Significant Accounting Policies

      Organization and Business — FUNimation Productions, Ltd. (“Productions”), a limited partnership, is a diversified entertainment company whose operations consist primarily of the acquisition and production of animated television films for distribution and licensing to domestic broadcast and cable television networks as well as wholesale sales of those films in VHS and DVD formats to customers throughout North America. In addition, Productions also engages in the acquisition of merchandising licenses.

      The FUNimation Store, Ltd. (the “Store”), a limited partnership, is a retail company that sells related program merchandise primarily through the internet. Sales by Store approximated $3,257,000 and $4,218,000 during 2003 and 2002, respectively.

      Principles of Combination — The combined financial statements include the accounts of Productions and Store (“the Company”). Productions was formed in 1994 as an S-corporation. In 1999, Productions elected to become a limited partnership. The Store was formed at the beginning of 2000 as a limited partnership. Both Productions and the Store are owned by partners that have substantially the same ownership. All significant intercompany balances and transactions have been eliminated in combination.

      Partner Capital Accounts — The Company’s partnership agreements provides that the net cash flow (as defined) shall be distributed to the general and limited partners in accordance with their partnership percentage. Profits and losses (as defined) shall be allocated among the general and limited partners in the same proportions as net cash flow described above.

      Management’s Estimates and Assumptions — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company reviews all significant estimates affecting the financial statements on a recurring basis and records the effect of any necessary adjustments prior to their issuance.

      Fair Value of Financial Instruments — The carrying amount of the Company’s financial instruments, which principally include cash, trade receivables, accounts payable and accrued expenses, approximates fair value due to the relatively short maturity of such instruments. The fair value of the Company’s debt instruments approximates the amount of future cash flows associated with each instrument. The carrying value debt instruments are not materially different from fair value, as the interest rate approximates rates currently available to the Company.

      Cash and Cash Equivalents — Investments in highly liquid securities with original maturities of three months or less are considered cash equivalents.

      Accounts and Royalties Receivable — Accounts receivable represent trade receivables from customers less allowances for doubtful accounts and returns. Such allowances are established by management based on historical experience and evaluation of specific accounts. The Company generally does not require collateral from customers. Receivables are charged against the allowance for doubtful accounts when management determines such accounts are uncollectible.

      Royalties receivable represent uncollected royalties earned on sale of licensed products, less allowances for doubtful accounts.

      A reserve for sales returns is established based on historical trends in product return rates. The reserve for sales returns as of December 31, 2003 and 2002 was $17,322,424 and $20,247,958, respectively, for

FUNimation Productions, Ltd. and
The FUNimation Store, Ltd.

Notes to Combined Financial Statements — (Continued)

estimated future returns that were recorded as an offset to our revenues and accounts receivable. If the actual returns were to deviate from the historical data on which the reserve had been established, our revenues could be adversely affected.

      Revenue Recognition — All revenue is recognized upon meeting the recognition requirements of American Institute of Certified Public Accountants Statement of Position (“SOP”) 00-2, Accounting by Producers or Distributors of Films. Revenues from home video distribution are recognized, net of an allowance for estimated returns, in the period in which the product is available for sale by the Company’s customers (generally upon shipment to the customer and in the case of new releases, after “street date” restrictions lapse). Revenues from broadcast licensing and home video sublicensing are recognized when the programming is available to the licensee and other recognition requirements of SOP 00-2 are met. Fees received in advance of availability are deferred until revenue recognition requirements have been satisfied. Royalties on sales of licensed products are recognized in the period earned. In all instances, provisions for uncollectible amounts are provided at the time of sale.

      Inventories — Inventories consist primarily of finished products for sale and are carried at the lower of cost (first-in, first-out method) or market. Management periodically reviews inventory and provides reserves for excess, obsolete or damaged inventory based on changes in customer demand, technology and other economic factors.

      Participation Costs and License Fees — License Fees represent fixed minimum advance payments made to program suppliers for exclusive distribution rights. Distribution rights are granted under licensing agreements with initial terms that generally range from five to seven years. A program supplier’s share of distribution revenues (Participation Cost) is retained by the Company until the share equals the License Fees paid to the program supplier plus recoupable production costs. Thereafter, any excess is paid to the program supplier. License Fees are amortized as recouped by the Company. Participation costs are accrued in the same ratio that current period revenue for a title or group of titles bear to the estimated remaining unrecognized ultimate revenue for that title.

      Production Costs — Production costs represent unamortized costs of films and television programs, which have been produced by Productions or for which Productions has acquired distribution rights. Costs of produced films and television programs include all production costs, which are expected to be recovered from future revenues. Amortization of production costs is determined based on the ratio that current revenue earned from the films and television programs bear to the ultimate future revenue, as defined by SOP 00-2.

      When estimates of total revenues and costs indicated that an individual title will result in an ultimate loss, an impairment charge is recognized to the extent that license fees and production costs exceed estimated fair value, based on discounted cash flows, in the period when estimated.

      Property, Equipment and Depreciation — Property and equipment are stated at cost. Depreciation is computed over the estimated useful lives (3 to 20 years) of the assets using the straight-line method. The Company periodically reviews the carrying value of its long-lived assets for possible impairment. In management’s opinion, there is no impairment of such assets at December 31, 2003 or 2002.

      Royalties Payable — Royalties payable represents management’s estimate of accrued and unpaid ultimate participation costs as of the end of the fiscal year. Royalties are generally due and paid to the licensor one month after each quarterly period for sales of merchandise and license fees received.

      The Company expects to pay 100% of accrued royalties during the next twelve months ended December 31, 2004.

      Advertising — Advertising costs are expensed as incurred. Advertising expense amounted to approximately $2,339,000 and $1,244,000 for the years ended December 31, 2003 and 2002, respectively.

FUNimation Productions, Ltd. and
The FUNimation Store, Ltd.

Notes to Combined Financial Statements — (Continued)

      Market Development Funds — In accordance with Emerging Issues Task Force (“EITF”) 01-09, Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products, the Company has classified market development funds deducted from payment for purchases by customers as a reduction to revenues.

      Shipping Income and Expenses — In accordance with EITF 00-10, Accounting for Shipping and Handling Fees and Costs, the Company classifies amounts billed to customers for shipping fees as revenues, and classifies costs related to shipping as cost of sales.

      Income Taxes — The Company is not a taxpaying entity for federal income tax purposes; accordingly, a provision for income taxes has not been recorded in the accompanying financial statements. Partnership income and losses are reflected in the partners’ individual or corporate income tax returns in accordance with their ownership percentages.

      Impairment of Long-Lived and Intangible Assets — In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the Company evaluates the recoverability of the carrying amount of its long-lived assets and certain identifiable intangibles to be held and used by the Company. Such reviews are performed at least annually and whenever events or changes in circumstances indicate full recoverability is questionable.

      Assessment of recoverability includes a comparison of the asset’s carrying value to the sum of the undiscounted estimated future cash flows anticipated to be generated from the asset’s use and eventual disposition. If the Company determines that impairment has occurred, the measurement of the impairment will be equal to the excess of the asset’s carrying amount over its fair value. Factors used in ascertaining the estimated fair value include operating income before interest and television ratings, among others. Should the review determine impairment, the loss will be recognized through the statement of income, and the corresponding asset value will be reduced.

      Concentration of Credit Risk — Productions and the Store maintain cash and cash equivalents, including investments in money market securities, with various financial institutions. At December 31, 2003 and 2002, such amounts exceeded federally insured limits by approximately $6,177,000 and $15,794,000, respectively. Management believes the risk of loss related to these balances is minimal.

      As of December 31, 2003 and 2002, two customers made up 81% and 80% of gross accounts receivable, respectively. During the years ended December 31, 2003 and 2002, three customers made up 72% and 77% of gross wholesale and retail sales, respectively. The Company operates under exclusive distribution rights granted by approximately 10 licensors. During the years ended December 31, 2003 and 2002, 92% and 95% of revenue, respectively, was derived from sales of products under multiple licensing arrangements with two licensors. The inability to access future licenses through a loss of these licensor relationships could have a material negative effect on the operations of the Company.

      New Accounting Pronouncements — In November 2004, the FASB issued SFAS No. 151, “Inventory Costs,” which amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. This Statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, this Statement requires allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The adoption of this standard is not expected to have a material impact on the financial condition or net income of the Company.

      In December 2004, the FASB issued Statement No. 123 (revised 2004), Share-Based Payment. This standard eliminated the alternative of accounting for share-based compensation using APB Opinion No. 25. The revised standard generally requires the recognition of the cost of employee services based on the grant

FUNimation Productions, Ltd. and
The FUNimation Store, Ltd.

Notes to Combined Financial Statements — (Continued)

date fair value of equity or liability instruments issued. The effective date for the company is the beginning of the year ended December 31, 2006. The impact of the adoption on the company’s financial position or net income has not been determined.

Note 2 — Accounts and Royalties Receivables

      Accounts and royalties receivable consist of the following:

	December 31,

	2003	2002

Accounts and royalties receivable	$30,724,287	$24,529,155
Allowance for doubtful accounts	(238,364)	(109,423)
Allowance for sales returns	(17,322,424)	(20,247,958)

	$13,163,499	$4,171,774

      A rollforward of the allowance for sales returns is as follows:

	December 31,

	2003	2002

Beginning balance	$20,247,958	$17,677,520
Allowance accrual	18,409,047	15,767,164
Less: Actual returns	21,334,581	13,196,726

Ending balance	$17,322,424	$20,247,958

Note 3 — License Fees

      License fees consist of the following:

	December 31,

	2003	2002

License fees	$22,023,946	$13,431,702
Accumulated amortization	(11,915,893)	(6,043,225)

	$10,108,053	$7,388,477

      Amortization of license fees was $5,873,000 and $1,204,000 for the years ended December 31, 2003 and 2002, respectively. These amounts have included in royalty expense in the accompanying statements of income. License fees are amortized as recouped by the Company.

Note 4 — Production Costs

      Production costs consist of the following:

	2003	2002

Production costs	$10,312,644	$7,504,599
Accumulated amortization	(6,246,447)	(3,562,739)

	$4,066,197	$3,941,860

      The Company expects to amortize 100% of the December 31, 2003 unamortized production costs by December 31, 2006. The Company expects to amortize approximately $2,900,000 of production costs during

FUNimation Productions, Ltd. and
The FUNimation Store, Ltd.

Notes to Combined Financial Statements — (Continued)

the year ended December 31, 2004. Amortization of production costs was approximately $2,684,000 and $1,858,000 for the years ended December 31, 2003 and 2002, respectively. These amounts have been included in cost of sales in the accompanying statements of income.

Note 5 — Property and Equipment

      Property and equipment consists of the following:

		December 31,

	Useful Life	2003	2002

Land	—	$200,136	$200,136
Building	20 years	1,288,490	736,606
Fixtures and equipment	3 - 7 years	649,674	438,398

		2,138,300	1,375,140
Accumulated depreciation and amortization		(335,632)	(146,257)

		$1,802,668	$1,228,883

Note 6 — Notes Payable to Related Parties

      Notes payable to parties related by common ownership consists of the following:

	December 31,

	2003	2002

Wise Resources, Ltd.	$1,000,000	$1,000,000
DCJC, Ltd.	1,000,000	1,000,000
Wise Capital, Ltd.	1,000,000	1,000,000
Coventry Asset Management, Ltd.	1,000,000	1,000,000

	$4,000,000	$4,000,000

      The notes have interest only payments payable annually at 8%. The notes mature November 1, 2006 and are collateralized by all the assets of Productions.

Note 7 — Related Party Leases

      Productions and the Store occupy facilities, which are owned by parties related by common ownership. Such leases are month-to-month. Lease expense approximated $304,000 and $184,000 for the years ended December 31, 2003 and 2002, respectively. Lease payments to related parties approximated $259,000 and $147,000 for the years ended December 31, 2003 and 2002, respectively.

Note 8 — Retirement Plan

      Employees of Productions may participate in the FUNimation Productions, Ltd. 401 (k) Profit Sharing Plan (the “Plan”), whereby eligible employees may elect to make contributions pursuant to a salary reduction agreement upon meeting age requirements. In addition, Productions may make discretionary matching contributions to the Plan up to 3% of each eligible employee’s salary. Productions made contributions to the Plan of approximately $53,000 and $43,000 for the years ended December 31, 2003 and 2002, respectively.

FUNimation Productions, Ltd. and
The FUNimation Store, Ltd.

Notes to Combined Financial Statements — (Continued)

Note 9 — Commitments and Contingencies

      Productions and the Store are involved in various lawsuits and proceedings arising out of the ordinary course of business. Management and legal counsel do not believe that the ultimate resolution of these claims will have a material effect on the results of operations or financial position of Productions or the Store.

      Productions has an employment agreement with an owner and officer that provides that 1% of profits on its major license be paid quarterly, payments in 2003 and 2002 totaled $175,000 and $210,000, respectively.

Note 10 — Subsequent Event — Proposed Sale of Company

      On January 5, 2005, the Company executed a definitive agreement with Navarre Corporation, to sell 100% of the general and limited partnership interests in FUNimation Productions, Ltd. and The FUNimation Store, Ltd. It is anticipated that the transaction will close on or prior to March 31, 2005, subject to satisfaction of customary conditions including a requirement that Navarre shall have obtained financing sufficient to consummate the transaction.

Independent Auditors’ Report

To the Partners of

FUNimation Productions, Ltd.
  and The FUNimation Store, Ltd.
Fort Worth, Texas

      We have audited the accompanying combined balance sheets of FUNimation Productions, Ltd. and The FUNimation Store, Ltd. as of December 31, 2002 and 2001 and the related combined statements of income, partners’ capital and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of FUNimation Productions, Ltd. and The FUNimation Store, Ltd. at December 31, 2002 and 2001, and the combined results of their operations and their cash flows for the years ended December 31, 2002 and 2001 in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO Seidman, LLP

BDO Seidman, LLP

Dallas, Texas

December 22, 2004

FUNimation Productions, Ltd. and

The FUNimation Store, Ltd.

Combined Balance Sheets

	December 31,

	2002	2001

ASSETS
Cash and cash equivalents	$12,355,136	$7,981,080
Accounts and royalties receivable, net	4,171,774	(2,604,888)
Inventories	9,390,151	4,158,736
License fees, net	7,388,477	1,719,932
Production costs, net	3,941,860	3,949,827
Property and equipment, net	1,228,883	262,300
Other assets	119,813	35,215

	$38,596,094	$15,502,202

LIABILITIES AND PARTNERS’ CAPITAL
Accounts payable and accrued liabilities	$1,488,108	$1,163,838
Accrued market development funds	872,945	92,008
Royalties payable	9,360,822	4,785,024
Deferred revenue	6,867,693	1,336,955
Notes payable to related parties	4,000,000	4,000,000

Total liabilities	22,589,568	11,377,825

Commitments and contingencies (Note 9)
Partners’ capital	16,006,526	4,124,377

	$38,596,094	$15,502,202

FUNimation Productions, Ltd. and

The FUNimation Store, Ltd.

Combined Statements of Income

	Years Ended December 31,

	2002	2001

Revenues:
Wholesale and retail sales	$41,880,689	$28,713,691
License and royalty revenue	18,033,166	14,167,908
Broadcast revenue	3,772,136	6,323,691
Other	15,496	553,693

	63,701,487	49,758,983

Costs and expenses:
Cost of wholesale and retail sales	14,802,202	13,210,142
Royalty expense	15,012,341	12,263,455
Selling, general and administrative	8,529,454	4,218,462
Depreciation and amortization	182,021	17,350
Interest expense — related parties	293,320	53,332

	38,819,338	29,762,741

Net income	$24,882,149	$19,996,242

See accompanying notes to combined financial statements.

FUNimation Productions, Ltd. and

The FUNimation Store, Ltd.

Combined Statements of Partners’ Capital

	General	Limited
	Partners	Partners	Total

Balance at January 1, 2001	$51,307	$5,079,328	$5,130,635
Distributions to partners	(210,025)	(20,792,475)	(21,002,500)
Net income	199,962	19,796,280	19,996,242

Balance at January 1, 2002	41,244	4,083,133	4,124,377
Distributions to partners	(130,000)	(12,870,000)	(13,000,000)
Net income	248,821	24,633,328	24,882,149

Balance at December 31, 2002	$160,065	$15,846,461	$16,006,526

See accompanying notes to combined financial statements.

FUNimation Productions, Ltd. and

The FUNimation Store, Ltd.

Combined Statements of Cash Flows

Increase (Decrease) in Cash and Cash Equivalents

	Years Ended December 31,

	2002	2001

Cash flows from operating activities:
Net income	$24,882,149	$19,996,242
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for returns and doubtful accounts	15,876,587	8,814,446
Amortization of license advances	1,204,534	405,302
Amortization of production costs	1,858,059	1,016,486
Depreciation of capital assets	182,021	17,350
Changes in deferred revenue	5,530,738	(641,953)
Changes in assets and liabilities:
Accounts receivable	(22,653,249)	(7,047,655)
Inventory	(5,231,415)	(2,256,782)
Prepaid expenses and other assets	15,403	(35,215)
License advance expenditures	(6,873,080)	(1,815,089)
Production cost expenditures	(1,850,092)	(1,455,989)
Accounts payable	288,893	785,867
Accrued expenses	35,377	78,781
Accrued market development funds	780,937	(53,555)
Royalties payable	4,575,798	3,319,464

Net cash provided by operating activities	18,622,660	21,127,700

Cash flows from investing activities:
Bond paid	(100,000)	—
Capital expenditures	(1,148,604)	(219,840)

Net cash used in investing activities	(1,248,604)	(219,840)

Cash flows from financing activities:
Proceeds from related party note payable	—	4,000,000
Distributions to partners	(13,000,000)	(21,002,500)

Net cash used in financing activities	(13,000,000)	(17,002,500)

Net increase in cash and cash equivalents	4,374,056	3,905,360
Cash and cash equivalents, beginning of year	7,981,080	4,075,720

Cash and cash equivalents, end of year	$12,355,136	$7,981,080

Supplemental disclosure of cash flow information:
Cash paid for interest	$293,320	$53,332

See accompanying notes to combined financial statements.

FUNimation Productions, Ltd. and

The FUNimation Store, Ltd.

Notes to Combined Financial Statements

Note 1 — Organization and Summary of Significant Accounting Policies

      Organization and Business — FUNimation Productions, Ltd. (“Productions”), a limited partnership, is a diversified entertainment company whose operations consist primarily of the acquisition and production of animated television films for distribution and licensing to domestic broadcast and cable television networks as well as wholesale sales of those films in VHS and DVD formats to customers throughout North America. In addition, Productions also engages in the acquisition of merchandising licenses.

      The FUNimation Store, Ltd. (the “Store”), a limited partnership, is a retail company that sells related program merchandise primarily through the internet. Sales by Store approximated $4,218,000 and $3,138,000 during 2002 and 2001, respectively.

      Principles of Combination — The combined financial statements include the accounts of Productions and Store (“the Company”). Productions was formed in 1994 as an S-corporation. In 1999, Productions elected to become a limited partnership. The Store was formed at the beginning of 2000 as a limited partnership. Both Productions and the Store are owned by partners that have substantially the same ownership. All significant intercompany balances and transactions have been eliminated in combination.

      Partner Capital Accounts — The Company’s partnership agreements provides that the net cash flow (as defined) shall be distributed to the general and limited partners in accordance with their partnership percentage. Profits and losses (as defined) shall be allocated among the general and limited partners in the same proportions as net cash flow described above.

      Management’s Estimates and Assumptions — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company reviews all significant estimates affecting the financial statements on a recurring basis and records the effect of any necessary adjustments prior to their issuance.

      Fair Value of Financial Instruments — The carrying amount of the Company’s financial instruments, which principally include cash, trade receivables, accounts payable and accrued expenses, approximates fair value due to the relatively short maturity of such instruments. The fair value of the Company’s debt instruments approximates the amount of future cash flows associated with each instrument. The carrying value debt instruments are not materially different from fair value, as the interest rate approximates rates currently available to the Company.

      Cash and Cash Equivalents — Investments in highly liquid securities with original maturities of three months or less are considered cash equivalents.

      Accounts and Royalties Receivable — Accounts receivable represent trade receivables from customers less allowances for doubtful accounts and returns. Such allowances are established by management based on historical experience and evaluation of specific accounts. The Company generally does not require collateral from customers. Receivables are charged against the allowance for doubtful accounts when management determines such accounts are uncollectible.

      Royalties receivable represent uncollected royalties earned on sale of licensed products, less allowances for doubtful accounts.

      A reserve for sales returns is established based on historical trends in product return rates. The reserve for sales returns as of December 31, 2002 and 2001 was $20,247,958 and $17,677,520, respectively, for estimated future returns that were recorded as an offset to our revenues and accounts receivable. If the actual

FUNimation Productions, Ltd. and
The FUNimation Store, Ltd.

Notes to Combined Financial Statements — (Continued)

future returns were to deviate from the historical data on which the reserve had been established, our revenues could be adversely affected.

      Revenue Recognition — All revenue is recognized upon meeting the recognition requirements of American Institute of Certified Public Accountants Statement of Position (“SOP”) 00-2, Accounting by Producers or Distributors of Films. Revenues from home video distribution are recognized, net of an allowance for estimated returns, in the period in which the product is available for sale by the Company’s customers (generally upon shipment to the customer and in the case of new releases, after “street date” restrictions lapse). Revenues from broadcast licensing and home video sublicensing are recognized when the programming is available to the licensee and other recognition requirements of SOP 00-2 are met. Fees received in advance of availability are deferred until revenue recognition requirements have been satisfied. Royalties on sales of licensed products are recognized in the period earned. In all instances, provisions for uncollectible amounts are provided at the time of sale.

      Inventories — Inventories consist primarily of finished products for sale and are carried at the lower of cost (first-in, first-out method) or market. Management periodically reviews inventory and provides reserves for excess, obsolete or damaged inventory based on changes in customer demand, technology and other economic factors.

      Participation Costs and License Fees — License Fees represent fixed minimum advance payments made to program suppliers for exclusive distribution rights. Distribution rights are granted under licensing agreements with initial terms that generally range from five to seven years. A program supplier’s share of distribution revenues (Participation Cost) is retained by the Company until the share equals the License Fees paid to the program supplier plus recoupable production costs. Thereafter, any excess is paid to the program supplier. License Fees are amortized as recouped by the Company. Participation costs are accrued in the same ratio that current period revenue for a title or group of titles bear to the estimated remaining unrecognized ultimate revenue for that title.

      Production Costs — Production costs represent unamortized costs of films and television programs, which have been produced by Productions or for which Productions has acquired distribution rights. Costs of produced films and television programs include all production costs, which are expected to be recovered from future revenues. Amortization of production costs is determined based on the ratio that current revenue earned from the films and television programs bear to the ultimate future revenue, as defined by SOP 00-2.

      When estimates of total revenues and costs indicated that an individual title will result in an ultimate loss, an impairment charge is recognized to the extent that license fees and production costs exceed estimated fair value, based on discounted cash flows, in the period when estimated.

      Property, Equipment and Depreciation — Property and equipment are stated at cost. Depreciation is computed over the estimated useful lives (3 to 20 years) of the assets using the straight-line method. The Company periodically reviews the carrying value of its long-lived assets for possible impairment. In management’s opinion, there is no impairment of such assets at December 31, 2002 or 2001.

      Royalties Payable — Royalties payable represents management’s estimate of accrued and unpaid ultimate participation costs as of the end of the fiscal year. Royalties are generally due and paid to the licensor one month after each quarterly period for sales of merchandise and license fees received.

      The Company expects to pay 100% of accrued royalties during the next twelve months ended December 31, 2003.

      Advertising — Advertising costs are expensed as incurred. Advertising expense amounted to approximately $1,244,000 and $1,290,000 for the years ended December 31, 2002 and 2001, respectively.

FUNimation Productions, Ltd. and
The FUNimation Store, Ltd.

Notes to Combined Financial Statements — (Continued)

      Market Development Funds — In accordance with Emerging Issues Task Force (“EITF”) 01-09, Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products, the Company has classified market development funds deducted from payment for purchases by customers as a reduction to revenues.

      Shipping Income and Expenses — In accordance with EITF 00-10, Accounting for Shipping and Handling Fees and Costs, the Company classifies amounts billed to customers for shipping fees as revenues, and classifies costs related to shipping as cost of sales.

      Income Taxes — The Company is not a taxpaying entity for federal income tax purposes; accordingly, a provision for income taxes has not been recorded in the accompanying financial statements. Partnership income and losses are reflected in the partners’ individual or corporate income tax returns in accordance with their ownership percentages.

      Impairment of Long-Lived and Intangible Assets — In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the Company evaluates the recoverability of the carrying amount of its long-lived assets and certain identifiable intangibles to be held and used by the Company. Such reviews are performed at least annually and whenever events or changes in circumstances indicate full recoverability is questionable.

      Assessment of recoverability includes a comparison of the asset’s carrying value to the sum of the undiscounted estimated future cash flows anticipated to be generated from the asset’s use and eventual disposition. If the Company determines that impairment has occurred, the measurement of the impairment will be equal to the excess of the asset’s carrying amount over its fair value. Factors used in ascertaining the estimated fair value include operating income before interest and television ratings, among others. Should the review determine impairment, the loss will be recognized through the statement of income, and the corresponding asset value will be reduced.

      Concentration of Credit Risk — Productions and the Store maintain cash and cash equivalents, including investments in money market securities, with various financial institutions. At December 31, 2002 and 2001, such amounts exceeded federally insured limits by approximately $15,794,000 and $8,257,000, respectively. Management believes the risk of loss related to these balances is minimal.

      As of December 31, 2002 and 2001, two customers made up 80% and 80% of gross accounts receivable, respectively. During the years ended December 31, 2002 and 2001, three customers made up 77% and 80% of gross wholesale and retail sales, respectively. The Company operates under exclusive distribution rights granted by approximately 10 licensors. During the years ended December 31, 2002 and 2001, 95% and 99% of revenue, respectively, was derived from sales of products under multiple licensing arrangements with two licensors. The inability to access future licenses through a loss of these licensor relationships could have a material negative effect on the operations of the Company.

      New Accounting Pronouncements — In November 2004, the FASB issued SFAS No. 151, “Inventory Costs,” which amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. This Statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, this Statement requires allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The adoption of this standard is not expected to have a material impact on the financial condition or net income of the Company.

      In December 2004, the FASB issued Statement No. 123 (revised 2004), Share-Based Payment. This standard eliminated the alternative of accounting for share-based compensation using APB Opinion No. 25. The revised standard generally requires the recognition of the cost of employee services based on the grant

FUNimation Productions, Ltd. and
The FUNimation Store, Ltd.

Notes to Combined Financial Statements — (Continued)

date fair value of equity or liability instruments issued. The effective date for the company is the beginning of the year ended December 31, 2006. The impact of the adoption on the company’s financial position or net income has not been determined.

Note 2 — Accounts and Royalties Receivables

      Accounts and royalties receivable consist of the following:

	December 31,

	2002	2001

Accounts and royalties receivable	$24,529,155	$15,072,632
Allowance for doubtful accounts	(109,423)	—
Allowance for sales returns	(20,247,958)	(17,677,520)

	$4,171,774	$(2,604,888)

      A rollforward of the allowance for sales returns is as follows:

	December 31,

	2002	2001

Beginning balance	$17,677,520	$12,955,291
Allowance accrual	15,767,164	8,814,446
Less: Actual returns	(13,196,726)	(4,092,217)

Ending balance	$20,247,958	$17,677,520

Note 3 — License Fees

      License fees consist of the following:

	December 31,

	2002	2001

License fees	$13,431,702	$6,558,623
Accumulated amortization	(6,043,225)	(4,838,691)

	$7,388,477	$1,719,932

      Amortization of license fees was approximately $1,204,000 and $405,000 for the years ended December 31, 2002 and 2001, respectively. These amounts have been included in royalty expense in the accompanying statements of income. License fees are amortized as recouped by the Company.

Note 4 — Production Costs

      Production costs consist of the following

	2002	2001

Production costs	$7,504,599	$5,654,507
Accumulated amortization	(3,562,739)	(1,704,680)

	$3,941,860	$3,949,827

      The Company expects to amortize 100% of the December 31, 2002 unamortized production costs by December 31, 2005. The Company expects to amortize approximately $2,700,000 of production costs during

FUNimation Productions, Ltd. and
The FUNimation Store, Ltd.

Notes to Combined Financial Statements — (Continued)

the year ended December 31, 2003. Amortization of production costs was approximately $1,858,000 and $1,016,000 for the years ended December 31, 2002 and 2001, respectively. These amounts have been included in cost of sales in the accompanying statements of income.

Note 5 — Property and Equipment

      Property and equipment consists of the following:

		December 31,

	Useful Life	2002	2001

Land	—	$200,136	$—
Building	20 years	736,606	—
Fixtures and equipment	3-7 years	438,398	294,030

		1,375,140	294,030
Accumulated depreciation and amortization		(146,257)	(31,730)

		$1,228,883	$262,300

Note 6 — Notes Payable to Related Parties

      Notes payable to parties related by common ownership consists of the following:

	December 31,

	2002	2001

Wise Resources, Ltd.	$1,000,000	$1,000,000
DCJC, Ltd.	1,000,000	1,000,000
Wise Capital, Ltd.	1,000,000	1,000,000
Coventry Asset Management, Ltd.	1,000,000	1,000,000

	$4,000,000	$4,000,000

      The notes have interest only payments payable annually at 8%. The notes mature November 1, 2006 and are collateralized by all the assets of Productions.

Note 7 — Related Party Leases

      Productions and the Store occupy facilities, which are owned by parties related by common ownership. Such leases are month-to-month. Lease expense approximated $184,000 and $144,000 for the years ended December 31, 2002 and 2001, respectively. Lease payments to related parties approximated $147,000 and $113,000 for the years ended December 31, 2002 and 2001, respectively.

Note 8 — Retirement Plan

      Employees of Productions may participate in the FUNimation Productions, Ltd. 401(k) Profit Sharing Plan (the “Plan”), whereby eligible employees may elect to make contributions pursuant to a salary reduction agreement upon meeting age requirements. In addition, Productions may make discretionary matching contributions to the Plan up to 3% of each eligible employee’s salary. Productions made contributions to the Plan of approximately $43,000 and $31,000 for the years ended December 31, 2002 and 2001, respectively.

FUNimation Productions, Ltd. and
The FUNimation Store, Ltd.

Notes to Combined Financial Statements — (Continued)

Note 9 — Commitments and Contingencies

      Productions and the Store are involved in various lawsuits and proceedings arising out of the ordinary course of business. Management and legal counsel do not believe that the ultimate resolution of these claims will have a material effect on the results of operations or financial position of Productions or the Store.

      Productions has an employment agreement with an owner and officer that provides that 1% of profits on its major license be paid quarterly, payments in 2002 and 2001 totaled $210,000 and $150,000, respectively.

Note 10 — Subsequent Event — Proposed Sale of Company

      On January 5, 2005, the Company executed a definitive agreement with Navarre Corporation, to sell 100% of the general and limited partnership interests in FUNimation Productions, Ltd. and The FUNimation Store, Ltd. It is anticipated that the transaction will close on or prior to March 31, 2005, subject to satisfaction of customary conditions including a requirement that Navarre shall have obtained financing sufficient to consummate the transaction.

          No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

6,500,000 Shares

Common Stock

PROSPECTUS

                        , 2005

Bear, Stearns & Co. Inc.

Jefferies & Company, Inc.
Craig-Hallum Capital Group LLC
Southwest Securities, Inc.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

      The following expenses will be paid by the Company in connection with the distribution of the securities registered hereby and do not include the underwriting discount to be paid to the Underwriters. All of such expenses, except for the SEC registration fee, NASD fee and NASDAQ listing fee, are estimated.

SEC Registration Fee	$16,478
NASD Filing Fee	14,500
NASDAQ Listing Application Fee	75,000
Legal Fees	150,000
Accountant’s Fees and Expenses	50,000
Printing Expenses	150,000
Miscellaneous	44,022

$500,000

Item 15.	Indemnification of Directors and Officers

      Section 302A.521, subd. 2, of the Minnesota Statutes requires the Company to indemnify a person made or threatened to be made a party to a proceeding by reason of the former or present official capacity of the person with respect to the Company, against judgments, penalties, fines, including, without limitation, excise taxes assessed against the person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorneys’ fees and disbursements, incurred by the person in connection with the proceeding with respect to the same acts or omissions if such person (1) has not been indemnified by another organization or employee benefit plan for the same judgments, penalties or fines; (2) acted in good faith; (3) received no improper personal benefit, and statutory procedure has been followed in the case of any conflict of interest by a director; (4) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and (5) in the case of acts or omissions occurring in the person’s performance in the official capacity of director or, for a person not a director, in the official capacity of officer, board committee member or employee, reasonably believed that the conduct was in the best interests of the Company, or, in the case of performance by a director, officer or employee of the Company involving service as a director, officer, partner, trustee, employee or agent of another organization or employee benefit plan, reasonably believed that the conduct was not opposed to the best interests of the Company. In addition, Section 302A.521, subd. 3, requires payment by the Company, upon written request, of reasonable expenses in advance of final disposition of the proceeding in certain instances. A decision as to required indemnification is made by a disinterested majority of the Board of Directors present at a meeting at which a disinterested quorum is present, or by a designated committee of the Board, by special legal counsel, by the stockholders, or by a court.

      Provisions regarding indemnification of officers and directors of the Company are contained in the Company’s Articles of Incorporation and Bylaws. The Company also maintains a director and officer liability policy.

      Under Section 7 of the Underwriting Agreement, to be filed as Exhibit 1.1 hereto, the Underwriters agree to indemnify, under certain conditions, the Company, its directors, certain of its officers and persons who control the Company within the meaning of the Securities Act against certain liabilities.

Item 16.	Exhibits

      The following is a list of all of the exhibits filed as part of the registration statement. References to the Company mean Navarre Corporation.

Exhibit No.		Description

1	.1*	Form of Underwriting Agreement
2.01		Partnership Interest Purchase Agreement, dated January 10, 2005(1)
2	.01(a)	Form of Assignment and Assumption Agreement(1)
2	.01(b)	Form of Employment Agreement(1)
2	.01(c)	Form of Escrow Agreement(1)
2	.01(d)	Form of Non-Competition Agreement(1)
2	.01(e)	Form of Registration Rights Agreement(1)
2	.01(f)	Form of Release
3.1		Articles of Incorporation as amended and restated(2)
3.2		Bylaws as amended and restated(3)
4	.1*	Form of specimen certificate representing Navarre Corporation’s common stock
5.1		Opinion of Winthrop & Weinstine, P.A.
23.1		Consent of Ernst & Young LLP
23.2		Consent of BDO Seidman, LLP
23.3		Consent of Winthrop & Weinstine, P.A. (included in Exhibit 5.1)
24.1		Power of Attorney (included on the signature page)

*	To be filed by amendment.

(1)	Incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed January 11, 2005.

(2)	Incorporated by reference to Exhibit 3.1 of the Company’s Form 10-K for the year ended March 31, 2000.

(3)	Incorporated by reference to Exhibit 4.2 of the Company’s Registration Statement on Form S-3 filed January 6, 2004 (File No. 333-111733).

Item 17.	Undertakings.

      The undersigned registrant hereby undertakes

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement; provided, however, that the undertakings in clauses (i) and (ii) shall not apply if the information required to be included in a post-effective amendment by those clauses is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted against the registrant by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, State of Minnesota, on January 14, 2005.

NAVARRE CORPORATION

/s/ ERIC H. PAULSON

ERIC H. PAULSON
Chairman of the Board, President and
Chief Executive Officer

POWER OF ATTORNEY

      Each person whose signature appears below constitutes and appoints Eric H. Paulson and James G. Gilbertson, and each of them, with full power of substitution and resubstitution and each with full power to act without the other, his or her true and lawful attorney-in-fact and agent, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission or any state, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their, his or her substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ ERIC H. PAULSON Eric H. Paulson	Chairman of the Board, President and Chief Executive Officer	January 14, 2005

/s/ CHARLES E. CHENEY Charles E. Cheney	Vice-Chairman	January 14, 2005

/s/ JAMES G. GILBERTSON James G. Gilbertson	Vice President, Chief Financial Officer	January 14, 2005

/s/ KEITH A. BENSON Keith A. Benson	Director	January 14, 2005

/s/ TIMOTHY R. GENTZ Timothy R. Gentz	Director	January 14, 2005

Signature	Title	Date

/s/ JAMES G. SIPPL James G. Sippl	Director	January 14, 2005

/s/ MICHAEL L. SNOW Michael L. Snow	Director	January 14, 2005

/s/ TOM F. WEYL Tom F. Weyl	Director	January 14, 2005

/s/ DICKINSON G. WILTZ Dickinson G. Wiltz	Director	January 14, 2005

EXHIBIT INDEX

Exhibit
Number		Description

1	.1*	Form of Underwriting Agreement
2.01		Partnership Interest Purchase Agreement, dated January 10, 2005(1)
2	.01(a)	Form of Assignment and Assumption Agreement(1)
2	.01(b)	Form of Employment Agreement(1)
2	.01(c)	Form of Escrow Agreement(1)
2	.01(d)	Form of Non-Competition Agreement(1)
2	.01(e)	Form of Registration Rights Agreement(1)
2	.01(f)	Form of Release(1)
3.1		Articles of Incorporation as amended and restated(2)
3.2		Bylaws as amended and restated(3)
4	.1*	Form of specimen certificate representing Navarre Corporation’s common stock
5.1		Form of Opinion of Winthrop & Weinstine, P.A
23.1		Consent of Ernst & Young LLP
23.2		Consent of BDO Seidman, LLP
23.3		Consent of Winthrop & Weinstine, P.A. (included in Exhibit 5.1)
24.1		Power of Attorney (included on the signature page)

*	To be filed by amendment.

(1)	Incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed January 11, 2005.

(2)	Incorporated by reference to Exhibit 3.1 of the Company’s Form 10-K for the year ended March 31, 2000.

(2)	Incorporated by reference to Exhibit 4.2 of the Company’s Registration Statement on Form S-3 filed January 6, 2004 (File No. 333-111733).